Filed Pursuant to Rule 424(b)(1)
Registration No. 333-112630
PROSPECTUS
1,500,000 Shares

Common Stock

We are selling 500,000 shares of common stock. The selling stockholders named in this prospectus are offering 1,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “LCRY.” On April 7, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $20.59 per share.

Our business and an investment in our common stock involves significant risks. These risks are described under the caption “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$19.00	$28,500,000
Underwriting discounts and commissions	$0.8978	$1,346,700
Proceeds, before expenses, to LeCroy	$18.1022	$9,051,100
Proceeds to selling stockholders	$18.1022	$18,102,200

The underwriters may also purchase up to 225,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over allotments. We will not receive any of the proceeds from the shares sold by the selling stockholders.

The underwriters expect to deliver the shares in New York, New York on April 14, 2004.

SG Cowen	Needham & Company, Inc.
Thomas Weisel Partners LLC

April 7, 2004

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION WE ARE INCORPORATING BY REFERENCE

      You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “the Company,” “LeCroy,” “we,” “us,” and “our” refer to LeCroy Corporation and our subsidiaries on a consolidated basis. LeCroy®, WaveLinkTM, WaveMaster®, WavePro®, WaveRunner®, WaveSurferTM and MAUITM are our trademarks. All other trademarks, servicemarks or tradenames referred to in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

The Company

      We are a leading, worldwide provider of oscilloscopes as well as a provider of related test and measurement equipment. Our oscilloscopes are tools used by designers and engineers to measure and analyze complex electronic signals in order to develop high-performance systems, to validate electronic designs and to improve time to market. We currently offer three families of oscilloscopes, which address different solutions to the markets we serve: WaveMaster, our highest performance product family; WavePro, which is targeted at the mid- to high-performance sector; and WaveRunner, designed for the mid-performance sector of the market.

      We sell our products into a broad range of end markets, including the computer and semiconductor, data storage devices, automotive and industrial, and military and aerospace markets. We believe that our products offer the strongest value proposition in these markets by providing advanced analysis capabilities coupled with innovative and proprietary technology features. We believe designers in all of these markets are developing products which rely on increasingly complex electronic signals to provide the features and performance their customers require. Our customers include leading original equipment manufacturers, or OEMs, such as BAE Systems, IBM, Maxtor, Raytheon, Robert Bosch, Seagate, Samsung and Siemens VDO.

      Test and measurement equipment is used in the design, development, manufacture, deployment and operation of electronic products and systems. This equipment is required to verify functionality and performance of new product designs and to ensure compliance to industry standards and overall product quality. These instruments are used across all electronic equipment industries, including computer, semiconductor, communications, consumer, automotive, defense and video. In addition, test and measurement equipment aid in the research and development of new products, testing of products in production, and maintenance and service of products in the field.

      According to Prime Data, Inc., an independent market research firm tracking the Test and Measurement industry, the market for this equipment exceeded $5.5 billion in 2002. While the overall market is made up of hundreds of different types of instruments and measurement tools, the largest single product category is oscilloscopes, which are utilized by engineers for testing and analyzing electronic signals. Prime Data estimates that oscilloscopes represented approximately $850 million of the overall $5.5 billion market in 2002.

      Today’s oscilloscopes are digital devices that capture electronic signals and convert the voltage values to digital representations, which are stored in computer memory, allowing the instrument to not only display the signal on a screen, but also to analyze the signal’s characteristics. The ability of an oscilloscope to conduct in-depth analysis of a complex electronic signal’s characteristics and trends is referred to as wave shape analysis, which is increasingly important as signals become more complex. Generally, our customers utilize our products to verify that a circuit is behaving as designed or to measure the signal in order to gain a basic understanding of signal performance and how it operates within their products.

Our Competitive Strengths

      Our key competitive strengths include:

      Technology leadership. We are a recognized technology leader in the Test and Measurement industry and continue to leverage our core strengths to develop new and innovative products for the changing requirements of the markets we serve. Most recently, we have focused on incorporating our internally developed operating system and our advanced methodology for enabling high-speed signal acquisition into our entire product line. We believe this has allowed us to transform general purpose oscilloscopes into application-specific analysis tools, providing a competitive advantage to our products. These, and our other core technologies, are currently protected by 36 U.S. patents, with 28 other U.S. patents pending.

      Broad product portfolio. Our WaveMaster, WavePro and WaveRunner oscilloscopes encompass 26 different models, which are designed to analyze electronic signals ranging from 350 Megahertz (MHz)to 6 Gigahertz (GHz). We believe our breadth of product offerings, coupled with our ability to create application-specific analysis tools, address the specific needs of design engineers in many industries.

      Leading customer relationships. Our major customers are leaders in a range of industries, including computer and semiconductor, data storage devices, automotive and industrial, and military and aerospace. Our ability to work with innovative, industry-leading customers allows us to continuously refine our products to better address the needs of the latest technologies.

      Global sales and distribution. We have a global sales force and distribution structure covering North America, Europe/ Middle East and Asia/ Pacific. Each of these regions is a major contributor to our revenue and provided between approximately 30% and 40% of our revenue in the last three fiscal years. We currently have direct sales personnel in 12 countries and operate in 53 smaller markets through regional managers, distributors and sales representatives. We believe that our sales force is recognized by our customers for their technical expertise and often work in tandem with design engineers to create solutions to complex applications.

      Experienced management team. Our management team has a long and successful track record in the Test and Measurement industry with an average of 15 years of experience in the industry. Our management team has overseen the introduction of eight new products over the past two years and has restructured our operations, enhancing our focus on our core markets while developing our ongoing business strategy, which encourages product innovation.

Our Strategy

      In order to enhance our position as a leading provider of oscilloscopes, our objective is to grow our company and our market share in the markets in which we operate. Currently, we serve the market for oscilloscopes that analyze complex signals ranging from 350 MHz to 6 GHz. We believe that our products offer the strongest value proposition in these markets by providing advanced analysis performance at a highly competitive price. We intend to leverage our technical expertise to target additional customers for our core WaveMaster, WavePro and WaveRunner products. In addition, we intend to pursue the following business strategies to expand our business:

      Expand our addressable portion of the oscilloscope market. We have development efforts underway and expect to introduce new products over the next year to address customer needs for oscilloscope solutions in market sectors such as sampling oscilloscopes and lower bandwidth oscilloscopes. We believe that the advanced hardware and software technologies incorporated into our core products can be adapted to address additional sectors of the large and diverse oscilloscope market where we have not historically focused. By constantly working to broaden our product portfolio to address additional sectors of this market, we believe we will be able to offer a more comprehensive suite of products to a larger customer base, while maintaining the technology differentiation that we have already developed in our core markets.

      Create solutions for specific applications. We have developed differentiated solutions that address our end users’ specific requirements through our advanced analysis programs. These programs, which are based on our proprietary software architecture and operating system, support our suite of analysis tools. For example, we provide specialized solutions that address the complex signal analysis requirements specific to the disk drive industry and others that address the analysis of specialized serial data signals of many widely-used protocols for computers, network servers, and communications equipment. Engineers can easily customize our oscilloscopes with these analyzers and we intend to develop and offer additional advanced analyzers.

      Leverage our technology to offer additional products for use in the Test and Measurement market. We believe that we can leverage our core strengths in signal acquisition in connection with our internally designed hardware and proprietary software platforms to address additional areas within the Test and Measurement market. While we have not yet commenced development in these areas, we intend to use our in-house design and analysis capabilities as well as potential acquisitions to develop additional products.

Corporate Background

      We were founded in 1964 and are incorporated in the state of Delaware.

      Beginning in the second half of fiscal 2001, the economy in general, and our industry specifically, began to show signs of a downturn. In response, we took steps to change our manufacturing strategy, discontinue older product lines and reduce operating expenses in an effort to better position our business for the long term. These actions resulted in charges for severance and related costs taken in fiscal 2001, 2002 and 2003 of $0.7 million, $4.2 million, including costs associated with the succession of our CEO, and $3.3 million, respectively. Also, in fiscal 2003 we incurred charges of $2.3 million for the write-off of impaired intangible assets and $0.3 million for lease termination costs. There are no amounts currently owed related to the charges taken in fiscal years 2001 and 2002. As of December 31, 2003, $2.9 million of the $3.6 million charges incurred in fiscal 2003 have been paid. Remaining severance and other related charges will be substantially paid by the end of fiscal 2004 and the charge associated with the lease termination costs will be paid in full by the end of the third quarter of fiscal 2006.

      Our principal executive offices are located at 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977 and our telephone number is (845) 425-2000. Our website is located at www.lecroy.com. The information contained on our website is not part of this prospectus.

The Offering

Common Stock we are offering	500,000 shares

Common Stock offered by the selling stockholders	1,000,000 shares

Common Stock to be outstanding after the offering	11,048,465 shares

Use of proceeds	For the repayment of $4.0 million of indebtedness outstanding under our revolving credit facility and for general corporate purposes, including, without limitation, to finance one or more potential acquisitions that we may decide to undertake in the future. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering. See “Use of Proceeds.”

Nasdaq National Market symbol	LCRY

      The number of shares to be outstanding immediately after this offering is based on 10,548,465 shares outstanding as of December 31, 2003 and excludes:

•	2,372,558 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our Amended and Restated 1993 Stock Incentive Plan, with a weighted average exercise price of $16.29 per share; 50,000 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our 2003 Stock Incentive Plan, with a weighted average exercise price of $16.45 per share; 13,441 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our 1995 Non-Employee Director Stock Option Plan, with a weighted average exercise price of $12.19 per share; and 228,000 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our 1998 Non-Employee Director Stock Option Plan, with a weighted average exercise price of $15.72 per share;

•	860,167 shares of common stock reserved for future option grants under our 2003 Stock Incentive Plan;

•	253,000 shares of common stock reserved for future option grants under our 1998 Non-Employee Director Stock Option Plan; and

•	266,754 shares of common stock reserved for future issuance under our Amended and Restated 1995 Employee Stock Purchase Plan.

Summary Consolidated Financial Data

      The following table summarizes our consolidated financial data for the periods presented. You should read this information in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus and incorporated by reference herein.

						Six Months Ended
	Year Ended June 30,					December 31,

	1999	2000	2001	2002	2003	2002	2003

(In thousands, except per share data)						(Unaudited)

Consolidated Statements of Operations Data:
Revenues:
Oscilloscopes and related products	$100,366	$110,237	$129,425	$101,077	$95,008	$46,855	$51,624
Service and other(1)	19,125	11,163	11,963	10,379	12,851	4,773	5,566

Total revenues	119,491	121,400	141,388	111,456	107,859	51,628	57,190
Gross profit	59,193	59,694	73,550	51,474	56,388	24,231	32,536
Operating (loss) income	1,027	8,885	11,409	(10,744)	(2,778)	(4,692)	4,979
(Loss) income from continuing operations before the cumulative effect of an accounting change	(1,314)	7,571	11,835	(6,249)	(1,803)	(3,051)	2,985
Net (loss) income	(6,788)	(3,438)	5,424	(6,249)	(1,674)	(3,051)	2,985
Net (loss) income applicable to common stockholders	$(8,632)	$(4,978)	$1,876	$(8,125)	$(3,743)	$(4,083)	$(4,680)

Net (loss) income applicable to common stockholders per common share-basic	$(1.13)	$(0.64)	$0.22	$(0.81)	$(0.36)	$(0.40)	$(0.45)

Net (loss) income applicable to common stockholders per common share-diluted	$(1.13)	$(0.62)	$0.21	$(0.81)	$(0.36)	$(0.40)	$(0.45)

Weighted average number of common shares:
Basic	7,621	7,749	8,476	10,052	10,364	10,332	10,456
Diluted	7,621	7,977	8,847	10,052	10,364	10,332	10,456

	As of December 31, 2003

	Actual	Pro Forma(2)
(In thousands)

	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$23,091	$26,342
Working capital	48,756	57,007
Total assets	110,478	113,729
Total debt and capitalized leases	5,245	245
Total stockholders’ equity	79,730	87,981

(1)	Service and other revenue in each of fiscal 2001, 2002 and 2003 includes the recognition of $1.3 million of revenue that was deferred with the adoption of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” as of the beginning of fiscal 2001. Included in service and other revenue in fiscal 1999 and 2003 are technology license fees of $4.9 million and $3.0 million, respectively.

(2)	The pro forma column in the consolidated balance sheet data gives effect to the sale of 500,000 shares of common stock at a public offering price of $19.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and also gives effect to:

•	the repayment of $1.0 million of indebtedness under our revolving credit facility in January 2004; and

•	the repayment of $4.0 million of indebtedness outstanding under our revolving credit facility with a portion of the net proceeds from this offering.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition, or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our operating results are expected to continue to fluctuate and may not meet our financial guidance or published analyst forecasts, which may cause the price of our common stock to decline significantly.

      Our past operating results, and our gross margins, have fluctuated from fiscal period to fiscal period. We expect our future operating results and gross margins will continue to fluctuate from fiscal period to fiscal period due to a number of factors, many of which are outside our control and any of which could cause our stock price to fluctuate. The primary factors that affect us include the following:

•	changes in overall demand for our products;

•	the timing of the introduction and market acceptance of new products by us or competing companies;

•	the timing and magnitude of research and development expenses;

•	changes in the estimation of the future size and growth rate of our markets;

•	changes in our production efficiency;

•	disruptions in operations at any of our facilities or the facilities of any of our contract manufacturers for any reason; and

•	changes in our selling prices.

      In addition, we have historically experienced somewhat lower activity during our first fiscal quarter than in other fiscal quarters which, we believe, is due principally to the lower level of orders and market activity during the summer months, particularly in Europe. We believe this seasonal aspect of our business is likely to continue in the future.

If demand for our products does not match manufacturing capacity, we may underutilize our capacity or, alternatively, be unable to fulfill orders in a timely manner, and in either situation our earnings may suffer.

      The sale of our products is dependent, to a large degree, on customers whose industries are subject to cyclical trends in the demands for their products. We may not be able to adapt production capacity and related cost structures to rapidly changing market conditions in a timely manner. When demand does not meet expectations, manufacturing capacity will likely exceed production requirements. We have at times increased our production capacity and the overhead that supports production based on anticipated market demand which has not always developed as expected. As a result, we have periodically underutilized our capacity, which has adversely affected our earnings due to existing fixed costs. In addition, conversely, if during a market upturn we cannot increase manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner, which in turn may have a negative effect on earnings and our overall business.

If our operating results do not continue to improve in the long-term, we may be required to establish a valuation allowance against our net deferred tax assets.

      We evaluate whether our deferred tax assets can be realized and assess the need for a valuation allowance on an ongoing basis. As of December 31, 2003, we had recorded $13.9 million of net deferred tax assets for the future tax benefit of certain expenses reported for financial statement purposes that have not yet been deducted on our tax returns. Realization of our net deferred tax assets is dependent on our ability to generate future taxable income. An additional valuation allowance would be recorded if it were more likely than not that some or all of our net deferred assets will not be realized. If we establish additional valuation allowances, we might record a tax expense in our consolidated statement of operations, which would have an adverse impact on our operating results.

We face risks from fluctuations in the value of foreign currency versus the U.S. dollar and the cost of currency exchange, which affect our cost of sales and operating margins and could result in exchange losses.

      A large portion of our sales and expenses are denominated in foreign currencies. We purchase materials from suppliers and sell our products around the world and maintain investments in foreign subsidiaries, all denominated in a variety of currencies. As a consequence, we are exposed to risks from fluctuations in foreign currency exchange rates with respect to a number of currencies, changes in government policies and legal and regulatory requirements, political instability, transportation delays and the imposition of tariffs and export controls. We are exposed to adverse changes in interest rates primarily due to our investment in cash and cash equivalents. Changes in the relation of foreign currencies to the U.S. dollar will affect our cost of sales and operating margins and could result in exchange losses. Among the more significant potential risks to us of relative fluctuations in foreign currency exchange rates is the relationship among and between the U.S. dollar, the European monetary unit, Swiss franc, British pound, Swedish krona, Japanese yen, Korean won, Singapore dollar and Hong Kong dollar.

      We have a program of entering into foreign exchange forward contracts to minimize the risks associated with currency fluctuations on assets or liabilities denominated in other than the functional currency of us or our subsidiaries. It cannot be assured, however, that this program will effectively offset all of our foreign currency risk related to these assets or liabilities. These foreign exchange forward contracts do not qualify for hedge accounting. Other than this program, we do not attempt to reduce our foreign currency exchange risks by entering into foreign currency management programs. As a consequence, there can be no assurance that fluctuations in foreign currency exchange rates in the future as a result of mismatches between local currency revenues and expenses, the translation of foreign currencies into the U.S. dollar, our financial reporting currency, or otherwise, will not adversely affect our results of operations. Moreover, fluctuations in exchange rates could affect the demand for our products.

      No assurance can be given that our strategies will prevent future currency fluctuations from having a material adverse affect on our business, financial condition and results of operations.

We may not be successful in the expansion of our business operations in China, which could result in a loss of our investment and thereby harm our operating results.

      We intend to continue to expand our business operations and sales in China. However, we may be unsuccessful in implementing this strategy as planned or at all. Factors that could inhibit our successful expansion into China include its highly cyclical business environment, historically poor recognition of intellectual property rights and poor performance in stopping counterfeiting and piracy activity.

We face numerous risks associated with our international operations, which could cause a material adverse effect on our business and results of operations since approximately two-thirds of our revenues derive from international sales.

      We market and sell our products and services outside the United States, and currently have employees located in China, France, Germany, Italy, Hong Kong, Japan, Singapore, South Korea, Sweden,

Switzerland and the United Kingdom. Many of our customers and licensees are located outside the United States. As part of our strategy, we intend to expand our international sales, particularly in China. We face numerous risks in doing business outside the United States, including:

•	dependence on sales representatives or foreign distributors and their sales channels;

•	longer accounts receivable collection cycles;

•	less effective and less predictable protection of intellectual property;

•	trade protection measures, import or export licensing requirements, tariffs and other trade barriers;

•	unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements;

•	changes in the political or economic condition of a specific country or region, particularly in emerging markets; and

•	potentially adverse tax consequences.

      Such factors could cause our future international sales to decline.

      Our business practices in international markets are also subject to the requirements of the Foreign Corrupt Practices Act. If any of our employees is found to have violated these requirements, we could be subject to significant fines and other penalties.

      Our products are also subject to United States export control restrictions. In certain cases, we may not be permitted to export products without obtaining an export license. U.S. export laws also prohibit the export of our products to a number of countries deemed by the United States to be hostile. The export of our high-performance oscilloscopes from the United States, which accounts for a material portion of our internationally derived revenue, is also subject to regulation under the Treaty for Nuclear Non-Proliferation. However, only a small portion of those oscilloscopes are sold in countries where that treaty restricts the end-user. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market. We cannot be certain that the U.S. government will approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised. Our international sales and, because approximately two-thirds of our revenue is derived from sales outside the United States, our sales in general, could be materially harmed by our inability to obtain required licenses or by the costs of compliance.

      We may be greatly impacted by the political, economic, and military conditions in China, Taiwan, North Korea, and South Korea. These countries have recently conducted military exercises in or near the other’s territorial waters and airspace. Such disputes may continue or escalate, resulting in economic embargos, disruptions in shipping, or even military hostilities. This could severely harm our business by interrupting or delaying shipment of our products to or through these areas and/or reducing our sales in these areas.

We depend on single-source suppliers for some of our products, and the loss of these suppliers could harm our business by interrupting or terminating our manufacture of those products.

      We purchase a small number of parts from single-source suppliers. In particular, several key integrated circuits that we use are made by International Business Machines, or IBM. Although we have not experienced significant production delays attributable to supply changes, we believe that, for integrated circuits in particular, alternative sources of supply would be difficult to develop over a short period of time. Because we have no direct control over our third-party suppliers, interruptions or delays in the products and services provided by these third parties may be difficult to remedy in a timely fashion. In addition, if such suppliers are unable or unwilling to deliver the necessary parts or products, we may be unable to redesign or adapt our technology to work without such parts or find alternative suppliers or manufacturers. In such events, we could experience interruptions, delays, increased costs, or quality control problems.

We depend upon key personnel and qualified future hires to implement our expansion strategy, and if we are unable to retain or attract personnel we may not be able to manage and operate successfully and we may not be able to meet our strategic objectives.

      Our success depends on the efforts and abilities of senior management and key employees in the sales, marketing, research and development, and manufacturing areas. Many of these employees would be difficult to replace. We do not have employment contracts with most of our key personnel. If we cannot retain existing key managers and employ additional qualified senior employees, our business, financial condition, and results of operations could be materially and adversely affected. We do not maintain “key man” life insurance policies on any of our personnel. Future expansion of operations will require us to attract, train and retain new personnel. In addition, we may be limited by non-solicitation agreements entered into by our key personnel with respect to hiring employees from our competitors. These factors could increase our operating expenses. If we are unable to recruit or retain a sufficient number of qualified employees, or the costs of compensation or employee benefits increase substantially, our business, results of operations or financial condition could be materially and adversely affected.

The actions we took at the end of fiscal 2001 through fiscal 2003 in response to the reduced demand for our products could have long-term adverse effects on our business.

      We experienced operating losses beginning in the fourth quarter of fiscal 2001 and ending in the fourth quarter of fiscal 2002 due to reduced demand for our products. In an effort to decrease expenses in response to this reduced demand, beginning at the end of fiscal 2001 and continuing through fiscal 2003, we consolidated certain operations, reduced the size of our workforce and increased operating efficiencies.

      There are several risks inherent in our cost-cutting initiatives to transition to a reduced cost structure. These include the risk that cost-cutting initiatives have impaired our ability to develop and market products effectively and remain competitive in the industries in which we compete. Cost reduction measures could have long-term adverse effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could have a material adverse effect on our business, results of operations or financial condition.

We may not be successful in protecting our intellectual and proprietary rights, which would deprive us of a competitive advantage and thereby negatively impact our ability to compete.

      As a technology-based company, our success depends on developing and protecting our intellectual property. We rely generally on patent, copyright, trademark and trade secret laws in the United States and abroad. Electronic equipment as complex as most of our products, however, is generally not patentable in its entirety. We also license intellectual property from third parties and rely on those parties to maintain and protect their technology. We cannot be certain that actions we take to establish and protect proprietary rights will be adequate, particularly in countries where intellectual property rights are not highly developed or protected. If we are unable to adequately protect our technology, or if we are unable to continue to obtain or maintain licenses for protected technology from third parties, it may be difficult to design alternatives to such technology without incurring significant costs. Thus, the loss of intellectual property rights to technology could have a material adverse effect on our business, results of operations or financial condition.

      We are engaged in intellectual property litigations, including with Tektronix, Inc. On April 28, 2003, Tektronix filed a complaint against us in the United States District Court for the District of Oregon claiming that we infringed on eight of its U.S. patents. In our responsive pleading, we denied that we have infringed, or are infringing, any of these patents, and contend that the patents are invalid. Four of these patents concern software user interface features for oscilloscopes, two concern circuitry, and two concern probes. On August 5, 2003, we filed a counterclaim in the United States District Court for the District of Oregon claiming that Tektronix infringed on four of our patents.

      From time to time in the ordinary course of business, we receive notices from third parties regarding intellectual property infringement or take action against others with regard to intellectual property rights. Even where we are successful in defending or pursuing such claims, we may incur significant costs. In the event of a successful claim against us, we could lose our rights to needed technology or be required to pay license fees for the infringed rights, either of which could have an adverse impact on our business.

We license certain intellectual property from third parties, and the loss of these licenses could delay development of future products or prevent the sale or enhancement of existing products.

      We rely on licenses of intellectual property for our businesses, including technology used in our products. We cannot ensure that these licenses will be available in the future on favorable terms or at all. The loss of these licenses or the ability to maintain any of them on acceptable terms could delay development of future products or prevent the further sale or enhancement of existing products. This loss could adversely affect our business, results of operations and financial condition.

Our acquisitions, strategic alliances, and joint ventures may result in financial results that are different than expected.

      In the normal course of business, we engage in discussions with third parties relating to possible acquisitions, strategic alliances, and joint ventures. As a result of transactions which may be consummated, our financial results may differ from the investment community’s expectations in a given quarter. In addition, acquisitions and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly-acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

•	the retention of key employees;

•	the management of facilities and employees in different geographic areas;

•	the retention of key customers; and

•	the integration or coordination of different research and development, product manufacturing and sales programs and facilities.

      Any impairment of the value of purchased assets or goodwill could have a significant negative impact on our future operating results.

      All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

     We may not be able to obtain the capital we need to maintain or grow our business.

      Our ability to execute our long-term strategy may depend to a significant degree on our ability to obtain long-term debt and equity capital. We have no commitments for additional borrowings, other than our existing credit facility, or for sales of equity, other than under our existing employee benefit plans. We cannot determine the precise amount and timing of our funding needs at this time. We may be unable to obtain future additional financing on terms acceptable to us, or at all. If we fail to comply with certain covenants relating to our indebtedness, we may need to refinance our indebtedness to repay it. We also may need to refinance our indebtedness at maturity. We may not be able to obtain additional capital on favorable terms to refinance our indebtedness.

      The following factors could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;

•	general economic conditions and conditions in our industry;

•	the perception in the capital markets of our business;

•	our ratio of debt to equity;

•	our financial condition;

•	our business prospects; and

•	changes in interest rates.

      In addition, certain covenants relating to our existing indebtedness impose certain limitations on additional indebtedness. If we are unable to obtain sufficient capital in the future, we may have to curtail our capital expenditures and reduce research and development expenditures. Any such actions could have a material adverse effect on our business, financial condition, results of operations and liquidity.

     We could incur substantial costs as a result of violations of our liabilities under environmental laws.

      Our operations are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions and third-party claims for property damage and personal injury as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits.

      Our former subsidiary, Digitech Industries, Inc., has been involved in environmental remediation activities, the liability for which was retained by us after the sale of the Vigilant Networks segment and the residual assets of Digitech. Any liability beyond what is currently expected and reserved for could have a material adverse effect on our results of operations.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers.

      We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

If we are required to account for options under our employee stock plans as a compensation expense, our net income and earnings per share would be significantly reduced.

      There has been an increasing public debate about the proper accounting treatment for employee stock options. In November 2003, the Financial Accounting Standards Board (“FASB”) issued a tentative decision to require companies to expense the fair value of all employee equity-based awards granted, modified or settled. The tentative requirements would be effective for us in our 2006 fiscal year commencing July 2005 and would require any options issued or vesting on or after that date to be recognized as compensation expense in accordance with the future statement. The FASB has not yet determined the valuation model required to be adopted. Currently, we record compensation expense only in connection with option grants that have an exercise price below fair value. It is possible that future laws, regulations and accounting pronouncements will require us to record the fair value of all stock options as compensation expense in our consolidated statement of operations, which would have an adverse effect on our results of operations.

We have outstanding bank debt that contains financial covenants, and the failure to comply with these covenants could harm our financial condition because our credit facility may be unavailable to us.

      We have a $25.0 million revolving credit facility with The Bank of New York. As of December 31, 2003, we had $5.0 million of bank debt outstanding under this facility. We plan to use a portion of the net proceeds from this offering to repay all amounts outstanding under this facility. Following this repayment, we will continue to be subject to financial covenants under our credit facility, including interest coverage ratio, minimum total net worth, minimum total tangible net worth and liquidity ratio requirements. We expect that existing cash and cash equivalents, cash provided from operations, and borrowings pursuant to our existing credit facility with The Bank of New York will be sufficient to meet ongoing cash requirements. Failure to generate sufficient cash or comply with the financial covenants under our credit facility may adversely affect our business, results of operations and financial condition.

Risks Related to Our Industry

We operate in highly competitive markets and this competition could reduce our market share and harm our business.

      The oscilloscope market is highly competitive and characterized by rapid and continual advances in technology. Our principal competitors in this market are Tektronix and Agilent Technologies, Inc. Both of our principal competitors have substantially greater sales and marketing, development and financial resources than we do. We believe that Tektronix, Agilent Technologies and other competitors each offer a wide range of products that attempt to address most sectors of the oscilloscope market.

      We have historically engaged in intense competition with Tektronix. Some of our senior managers, including our chief executive officer and chief operating officer, are former employees of Tektronix. In 1994, we settled litigation with Tektronix alleging that our oscilloscope products infringed certain patents held by Tektronix by entering into a license agreement for the right to use that intellectual property. We are currently engaged in another intellectual property litigation with Tektronix in which both sides have claimed that the other is infringing its patents. This litigation is described in more detail in the “Business — Legal Proceedings” section.

      We believe that the principal bases of competition in the oscilloscope market are a product’s performance (bandwidth, sample rate, memory length and processing power), its price and quality, the vendor’s name recognition and reputation, product availability and the quality of post-sale support. If any of our competitors surpass us or are perceived to have surpassed us with respect to one or more of these factors, we may lose customers. We also believe that our success will depend in part on our ability to maintain and develop the advanced technology used in our oscilloscope products and our ability to offer high-performance products at a favorable “price-to-performance” ratio. We cannot assure that we will continue to compete effectively.

     A prolonged economic downturn could materially harm our business by decreasing capital spending.

      Negative trends in the general economy, including trends resulting from actual or threatened military action by the United States and threats of terrorist attacks on the United States and abroad, could cause a decrease in capital spending in many of the markets we serve. In particular, a downward cycle affecting the computer and semiconductor, data storage devices, automotive and industrial, and military and aerospace markets would likely result in a reduction in demand for our products and would have a material adverse effect on our business, results of operations, financial condition and liquidity. In addition, if customers’ markets decline, we may not be able to collect outstanding amounts due to us. Such declines could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to maintain profitability.

     We must successfully execute our strategy to introduce new products.

      One of our key strategies is to expand our addressable portion of the oscilloscope market by introducing new products such as sampling oscilloscopes and lower bandwidth oscilloscopes. We have in the past withdrawn a product line due to implementation concerns. In August 2000, we divested our Vigilant Networks business segment because, while its technology was potentially viable, the additional capital investment required for its commercial success was judged to be too high. The success of our new product offerings will depend on a number of factors, including our ability to identify customer needs properly, manufacture and deliver products in sufficient volumes on time, differentiate offerings from competitors’ offerings, price products competitively and anticipate competitors’ development of new products or technological innovations.

Without the timely introduction of competitive products, our products may become technologically obsolete.

      We generally sell our products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. Without the timely introduction of new products, services and enhancements, our products may become technologically obsolete, in which case our revenue and operating results could suffer. The success of new product offerings will depend on several factors, including our ability to identify customer needs properly, innovate and develop new technologies, manufacture and deliver products in sufficient volumes on time, differentiate offerings from competitors’ offerings, price products competitively and anticipate competitors’ development of new products or technological innovations.

     We could be affected by government regulation and other legal uncertainties.

      We manufacture our products in the United States, and sell our products and purchase parts, components and sub-assemblies in a number of countries. We are therefore subject to various significant international, federal, state and local regulations, including but not limited to health and safety, product content, labor and import/export regulations. For example, the export of high-performance oscilloscopes from the United States is subject to regulation under the Treaty for Nuclear Non-Proliferation. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Risks Related to This Offering

Our stock price may be volatile in the future, and you may not be able to resell your shares at or above the price you paid.

      The market price of our common stock fluctuates significantly. The stock price could fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include:

•	historically low trading volume in our stock;

•	announcements of developments related to our business;

•	announcements of technological innovations or new products or enhancements by us or our competitors;

•	sales by competitors, including sales to our customers;

•	sales of common stock into the public market, including by directors and members of management;

•	developments in our relationships with our customers, partners, distributors, and suppliers;

•	shortfalls or changes in revenue, gross margins, earnings or losses, or other financial results from analysts’ expectations;

•	regulatory developments;

•	fluctuations in results of operations;

•	trends in the seasonality of our sales; and

•	general conditions in our market or the markets served by our customers.

      In addition, in recent years the stock market in general and the market for shares of technology stocks in particular have experienced extreme price fluctuations, which have often been due largely to factors other than the operating performance of the affected companies. We cannot ensure that the market price of our common stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our operating performance.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

      Presently, anticipated uses of the proceeds of this offering include:

•	repayment of the outstanding indebtedness under our revolving credit facility; and

•	general corporate and working capital purposes.

      We also may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services, or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise.

      We cannot specify with certainty how we will use the net proceeds of this offering. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Issuance of shares in connection with financing transactions or under stock plans and outstanding warrants will dilute current stockholders.

      Pursuant to our stock plans, our management is authorized to grant stock awards to our employees, directors and consultants. In addition, we also have warrants outstanding to purchase shares of our common stock. You will incur dilution upon exercise of any outstanding stock awards or warrants. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

Anti-takeover provisions under our stockholder rights plan, charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

      Our stockholder rights plan, certificate of incorporation and bylaws contain provisions that could delay or prevent a change of control of our company that our stockholders might consider favorable. Certain provisions of our certificate of incorporation and bylaws allow us to:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent; and

•	require advance written notice of stockholder proposals and director nominations.

      In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and stockholder rights plan and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Moreover, certain provisions of our license agreement with Tektronix, which expires in September 2004, could discourage certain companies or other third parties from attempting to acquire control of us or limit the price that such parties might be willing to pay for our common stock until the expiration of such agreement. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

FORWARD LOOKING STATEMENTS

      This prospectus contains forward looking statements. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “plan,” “intend,” and “expect” and similar expressions identify forward looking statements. Although we believe that our plans, intentions, and expectations reflected in any forward looking statements are reasonable, these plans, intentions, or expectations may not be achieved. Our actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied, by the forward looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward looking statements are set forth in this prospectus, including under the heading “Risk Factors.” All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by federal securities laws, we are under no obligation to update any forward looking statement, whether as a result of new information, future events, or otherwise.

      You should rely only on the information contained in this prospectus. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

      We expect to receive net proceeds of $8.3 million from the sale of 500,000 shares of our common stock in this offering, or $12.3 million if the underwriters’ over-allotment option is exercised in full, at a public offering price of $19.00 per share and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

      We intend to use the net proceeds of this offering to repay $4.0 million of indebtedness outstanding under our revolving credit facility as of April 7, 2004, and for general corporate and working capital purposes. Our revolving credit facility expires on November 30, 2006. The indebtedness outstanding under our revolving credit facility as of the date of this prospectus bears interest at the London Interbank Offering Rate (LIBOR) plus a margin of between 1.25% and 2.25%, which, as of March 31, 2004 was 2.625%.

      We also may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. We do not presently have any agreement or understanding, nor are we presently engaged in any negotiations with respect to, any such acquisition or investment. Accordingly, we will retain broad discretion as to the allocation of the net proceeds of this offering. Pending application of any of the proceeds to any specific uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities.

      We will not receive any of the proceeds from any shares sold by the selling stockholders. We have agreed to pay the expenses, other than the underwriting discount, relating to the sale of those shares.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans. Under the terms of our revolving credit facility, we are not permitted to declare or pay dividends other than dividends payable solely in additional shares of our equity securities.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the Nasdaq National Market under the symbol “LCRY.” The following table sets forth, for the periods indicated, the high and low closing prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low

Year Ended June 30, 2002:
First Quarter	$25.54	$14.66
Second Quarter	19.40	14.50
Third Quarter	19.63	16.90
Fourth Quarter	17.49	10.24

Year Ended June 30, 2003:
First Quarter	$11.94	$8.20
Second Quarter	11.70	7.30
Third Quarter	13.08	8.13
Fourth Quarter	10.49	8.06

Year Ending June 30, 2004:
First Quarter	$16.03	$9.73
Second Quarter	18.45	15.72
Third Quarter	23.99	18.08
Fourth Quarter (through April 7, 2004)	21.79	20.59

      On April 7, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $20.59 per share. As of April 7, 2004, there were 241 stockholders of record of our common stock.

CAPITALIZATION

      The following table summarizes our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on a pro forma basis as adjusted to give effect to the sale by us of 500,000 shares of common stock in this offering at a public offering price of $19.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and as further adjusted to give effect to:

•	the repayment of $1.0 million of indebtedness under our revolving credit facility in January 2004; and

•	the repayment of $4.0 million of indebtedness outstanding under our revolving credit facility with a portion of the net proceeds from this offering.

      You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2003

	Actual	Pro Forma

(In thousands)
	(Unaudited)
Cash and cash equivalents	$23,091	$26,342

Short-term debt and current portion of long-term debt	$5,098	$98

Long-term debt, net of current portion	$147	$147
Stockholders’ equity:
Preferred stock, $.01 par value per share (authorized 5,000,000 shares of preferred stock; no shares issued and outstanding, actual; no shares issued and outstanding, pro forma)	—	—
Common stock, $.01 par value per share (authorized 45,000,000 shares; 10,548,465 shares issued and outstanding, actual; 11,048,465 shares issued and outstanding, pro forma)	105	110
Additional paid-in capital	74,933	83,179
Retained earnings	1,918	1,918
Warrant to purchase common stock	2,165	2,165
Accumulated other comprehensive income	609	609

Total stockholders’ equity	79,730	87,981

Total capitalization	$79,877	$88,128

      The number of shares of common stock to be outstanding after this offering (i) is based on 10,548,465 shares outstanding as of December 31, 2003 and (ii) excludes:

•	2,372,558 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our Amended and Restated 1993 Stock Incentive Plan, with a weighted average exercise price of approximately $16.29 per share; 50,000 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our 2003 Stock Incentive Plan, with a weighted average exercise price of approximately $16.45 per share; 13,441 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our 1995 Non-Employee Director Stock Option Plan, with a weighted average exercise price of approximately $12.19 per share; and 228,000 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2003 granted under our 1998 Non-Employee Director Stock Option Plan, with a weighted average exercise price of approximately $15.72 per share;

•	860,167 shares of common stock reserved for future option grants under our 2003 Stock Incentive Plan;

•	253,000 shares of common stock reserved for future option grants under our 1998 Non-Employee Director Stock Option Plan; and

•	266,754 shares of common stock reserved for future issuance under our Amended and Restated 1995 Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data as of the end of each fiscal year has been derived from our consolidated financial statements for each of the years in the five-year period ended June 30, 2003. The summary historical data for the six months ended December 31, 2002 and 2003 are derived from our unaudited condensed consolidated financial statements for the respective periods. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus and incorporated by reference.

						Six Months
	Year Ended June 30,					Ended December 31,

	1999	2000	2001	2002	2003	2002	2003
(In thousands, except per share amounts)

Consolidated Statements of Operations Data:						(Unaudited)
Revenues:
Oscilloscopes and related products	$100,366	$110,237	$129,425	$101,077	$95,008	$46,855	$51,624
Service and other(1)	19,125	11,163	11,963	10,379	12,851	4,773	5,566

Total revenues	119,491	121,400	141,388	111,456	107,859	51,628	57,190
Cost of sales(2)	60,298	61,706	67,838	59,982	51,471	27,397	24,654

Gross profit	59,193	59,694	73,550	51,474	56,388	24,231	32,536
Operating expenses:
Selling, general and administrative(3)(5)	42,305	35,644	44,459	40,212	40,940	20,053	20,092
Research and development(4)(5)	15,861	15,165	17,682	22,006	18,226	8,870	7,465

Total operating expenses	58,166	50,809	62,141	62,218	59,166	28,923	27,557

Operating (loss) income	1,027	8,885	11,409	(10,744)	(2,778)	(4,692)	4,979
(Loss) gain from sale of marketable securities	—	2,460	—	(122)	—	—	—
Other (expense) income, net	158	(276)	(471)	310	(84)	(151)	(242)

(Loss) income from continuing operations before income taxes and the cumulative effect of an accounting change	1,185	11,069	10,938	(10,556)	(2,862)	(4,843)	4,737
Benefit from (provision for) income taxes	(2,499)	(3,498)	897	4,307	1,059	1,792	(1,752)

(Loss) income from continuing operations before the cumulative effect of an accounting change	(1,314)	7,571	11,835	(6,249)	(1,803)	(3,051)	2,985
Gain (loss) from discontinued operations, net of tax	(5,474)	(11,009)	(1,994)	—	129	—	—

(Loss) income before the cumulative effect of an accounting change	(6,788)	(3,438)	9,841	(6,249)	(1,674)	(3,051)	2,985
Cumulative effect of an accounting change for revenue recognition, net of tax	—	—	4,417	—	—	—	—

Net (loss) income	(6,788)	(3,438)	5,424	(6,249)	(1,674)	(3,051)	2,985
Charges related to convertible preferred stock	1,844	1,540	1,700	1,876	2,069	1,032	7,665
Cumulative effect of an accounting change for preferred stock	—	—	1,848	—	—	—	—

Net (loss) income applicable to common stockholders	$(8,632)	$(4,978)	$1,876	$(8,125)	$(3,743)	$(4,083)	$(4,680)

(Loss) income per common share-basic:
(Loss) income from continuing operations before the cumulative effect of an accounting change applicable to common stockholders	$(0.41)	$0.78	$1.20	$(0.81)	$(0.37)	$(0.40)	$(0.45)
Gain (loss) from discontinued operations	(0.72)	(1.42)	(0.24)	—	0.01	—	—
Cumulative effect of an accounting change	—	—	(0.74)	—	—	—	—

Net (loss) income applicable to common stockholders	$(1.13)	$(0.64)	$0.22	$(0.81)	$(0.36)	$(0.40)	$(0.45)

(Loss) income per common share-diluted:
(Loss) income from continuing operations before the cumulative effect of an accounting change applicable to common stockholders	$(0.41)	$0.76	$1.15	$(0.81)	$(0.37)	$(0.40)	$(0.45)
Gain (loss) from discontinued operations	(0.72)	(1.38)	(0.23)	—	0.01	—	—
Cumulative effect of an accounting change	—	—	(0.71)	—	—	—	—

Net (loss) income applicable to common stockholders	$(1.13)	$(0.62)	$0.21	$(0.81)	$(0.36)	$(0.40)	$(0.45)

Weighted average number of common shares:
Basic	7,621	7,749	8,476	10,052	10,364	10,332	10,456
Diluted	7,621	7,977	8,847	10,052	10,364	10,332	10,456

	As of June 30,					As of December 31,

	1999	2000	2001	2002	2003	2002	2003

(In thousands)
						(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,791	$9,051	$11,449	$27,322	$30,851	$27,873	$23,091
Working capital	31,516	24,129	41,610	63,265	62,831	57,077	48,756
Total assets	99,685	100,849	122,160	126,991	122,152	121,159	110,478
Total debt and capitalized leases	8,200	11,000	456	375	291	333	5,245
Redeemable convertible preferred stock	8,152	9,692	11,390	13,266	15,335	14,298	—
Total stockholders’ equity	51,855	47,109	60,480	81,505	80,514	78,600	79,730

(1)	Service and other revenue in each of fiscal 2001, 2002 and 2003 includes the recognition of $1.3 million of revenue that was deferred with the adoption of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” as of the beginning of fiscal 2001. Included in service and other revenue in fiscal 1999 and 2003 are technology license fees of $4.9 million and $3.0 million, respectively.

(2)	Included in cost of sales in fiscal 2003 is $2.3 million of asset impairment charges and a $0.2 million charge for severance. In fiscal 2002, we recorded a $1.0 million charge for severance and $3.6 million of excess and obsolete inventory charges related to the cost of inventory associated with discontinued product lines and inventory levels that had been deemed to be in excess of forecasted requirements. In fiscal 2001, cost of sales includes $0.1 million in severance-related charges. Included in cost of sales in fiscal 1999 are inventory write-downs of $2.2 million pursuant to the restructuring of our business.

(3)	Included in selling, general and administrative expense in fiscal 2003 is a $0.3 million charge related to the cost of closing our Beaverton, Oregon facility and a $2.4 million charge for severance partially offset by the reversal of an unused 2002 restructuring reserve of $0.1 million. In fiscal 2002, we recorded $3.0 million in severance-related charges. In fiscal 2001, we recorded a charge for severance of $0.7 million, partially offset by the reversal of an unused 1999 restructuring reserve of $0.2 million. In fiscal 2000, we reversed $2.0 million of a restructuring reserve established in fiscal 1999. In fiscal 1999, we recorded charges of $6.8 million related to the consolidation of our oscilloscope operations.

(4)	Research and development in each of fiscal 2003, 2002 and 2001 includes severance-related charges of $0.7 million, $0.2 million and $0.1 million, respectively, and in fiscal 2002 a $4.0 million technology access fee to IBM.

(5)	Certain prior year amounts have been reclassified within operating expenses to conform to fiscal 2003 presentation. These reclassifications had no impact on previously reported net loss (income).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with the other financial information and consolidated financial statements and related notes appearing elsewhere in this prospectus and the documents incorporated by reference herein. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference herein.

      We utilize fiscal quarters that end on the Saturday nearest to March 31, June 30, September 30, and December 31. For clarity of presentation, we have described all periods as if they end at the end of the calendar quarter.

Overview

      We develop, manufacture, sell and license oscilloscopes and related test and measurement equipment. Our oscilloscopes are tools used by designers and engineers to measure and analyze complex electronic signals in order to develop high-performance systems, to validate electronic designs and to improve time to market. We currently offer three families of oscilloscopes, which address different solutions to the markets we serve: WaveMaster, our highest performance product family; WavePro, which is targeted at the mid- to high-performance sector; and WaveRunner, designed for the mid-performance sector of the market. We were founded in 1964 to develop, manufacture and sell high performance signal analysis tools to scientists engaged in high energy physics research, and in 1985, we introduced our first oscilloscope using our core competency of designing signal acquisition and digitizing technology.

      We generate revenue in a single segment within the Test and Measurement market, primarily from the sale of our oscilloscopes, probes and accessories, and to a lesser extent, our extended warranty contracts and repairs and calibrations we perform on our instruments after the expiration of their warranties. Revenue is recognized when products are shipped or services are rendered to customers net of allowances for anticipated returns. We sell our products into a broad range of end markets, including computer and semiconductor, data storage devices, automotive and industrial, and military and aerospace markets. We believe designers in all of these markets are developing products which rely on increasingly complex electronic signals to provide the features and performance their customers require. Our customers include leading original equipment manufacturers, or OEMs, such as BAE Systems, IBM, Maxtor, Raytheon, Robert Bosch, Seagate, Samsung and Siemens VDO.

      We rely upon a direct sales model and employ a highly skilled global sales force where it makes economic sense to do so. We supplement our direct sales force with a combination of manufacturers’ representatives and distributors in areas where demand levels do not justify direct distribution by us. We segment the world into three areas — North America, Europe/ Middle East and Asia/Pacific. In North America we sell our products directly in the United States. In Europe, we sell our products directly in Switzerland, Germany, Italy, France, the United Kingdom and Sweden. In Asia/Pacific we sell our products directly in Japan, South Korea, Singapore and five regions in China. Our geographic breakdown of revenues by area in total dollars and as a percentage of total revenues has been:

				Six Months Ended
	Year Ended June 30,			December 31,

	2001	2002	2003	2002	2003

(In thousands)
				(Unaudited)
North America	$48,706	$33,052	$32,394	$16,483	$18,931
Europe/ Middle East	40,042	33,056	31,171	15,507	17,105
Asia/Pacific	52,640	45,348	44,294	19,638	21,154

Total revenues	$141,388	$111,456	$107,859	$51,628	$57,190

				Six Months
				Ended
	Year Ended June 30,			December 31,

	2001	2002	2003	2002	2003
(Unaudited)
North America	34.5%	29.6%	30.0%	31.9%	33.1%
Europe/ Middle East	28.3	29.7	28.9	30.0	29.9
Asia/Pacific	37.2	40.7	41.1	38.1	37.0

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

      Generally, we transact revenues and pay our operating expenses in the local currencies of the countries in which we have a direct distribution presence or other operations, with limited exceptions, most notably in China where our sales and operating expenses are denominated in U.S. dollars. In Europe/ Middle East, we transact business in Euro, Swiss francs, British pounds and U.S. dollars. In Japan we transact business in Japanese yen. In South Korea we transact business in Korean won and in Singapore we transact business in both U.S. dollars and Singapore dollars. For a discussion of our foreign currency exchange rate exposure, see the section entitled “Quantitative and Qualitative Disclosure About Market Risk” below.

      We have historically experienced lower sales activity during our first fiscal quarter than in other fiscal quarters which, we believe, is due principally to the lower level of orders and general market activity during the summer months, particularly in Europe.

      Cost of sales represents manufacturing costs, which primarily comprise materials, labor and factory overhead. Gross margins represent revenues less cost of sales. Additional factors integral to gross margins earned on our products are mix, as the average selling prices of our products range from $5,000 to $80,000, and foreign currencies, as approximately two-thirds of our revenues are derived overseas, much of which is denominated in local currencies while manufacturing costs are U.S. dollar denominated.

      Selling, general and administrative expenses consist of salaries and related overhead costs for sales, marketing and administrative personnel and, legal, accounting, and other professional services.

      Research and development expenses consist primarily of salaries and related overhead costs associated with employees engaged in research, design and development activities, as well as the cost of masks, wafers and other materials and related test services and equipment used in the development process.

      During the general economic downturn beginning in fiscal 2001, specifically in the industries in which we sell our products, we maintained a consistent commitment to new product development by investing, on average, approximately $4.5 million per quarter for the past 14 quarters, excluding an incremental $4.0 million charge for access to IBM’s next generation silicon-germanium technology taken in the fourth quarter of fiscal 2002. During that time, research and development expense as a percentage of revenues ranged from 13.0% to 23.0%.

      In response to the economic downturn we took steps to change our manufacturing strategy, discontinue older product lines and reduce our operating expenses in an effort to better position our business for the long term. The resultant pre-tax charges taken to accomplish these efforts were:

				Six Months
				Ended
	Year Ended June 30,			December 31,

	2001	2002	2003	2002	2003

(In thousands)
				(Unaudited)
Charges for:
Impaired intangible assets	$—	$—	$2,280	$2,280	$—
Severance and related costs	70	1,035	163	90	—

Cost of sales	$70	$1,035	$2,443	$2,370	$—

Charges for:
Severance and related costs	$117	$185	$670	$523	$—

Research and development	$117	$185	$670	$523	$—

Charges for:
Severance and related costs	$724	$3,020	$2,382	$2,041	$—
Plant closure	—	—	286	—	—
Reversal of unused restructuring reserve	(243)	—	(78)	—	—

Selling, general and administrative	$481	$3,020	$2,590	$2,041	$—

      In fiscal year 2003, faced with continued difficulties in the marketplace, we implemented a new management operating system to help evaluate our current processes. Based on the information derived, we made significant business decisions which resulted in a restructuring charge of $3.6 million. Included in this charge were the effects of closing down our Beaverton, Oregon facility and a worldwide workforce reduction of 65 employees.

      Of the $3.6 million, $3.3 million represents severance and other related expenses; $0.2 million of which was recorded in cost of sales, $2.4 million recorded in selling, general and administrative expense and $0.7 million recorded in research and development in the Consolidated Statement of Operations. The remaining $0.3 million represents the lease termination fees. The annualized first year improvement to income from operations from reduced salary and related expenses is estimated to be approximately $5.6 million. The annual savings achievable in rent expense due to the elimination of the Oregon facility will be approximately $0.1 million.

      During fiscal year 2003, $2.2 million of severance was paid. Cash payments for severance and other related expenses for fiscal year 2004, 2005 and 2006 will be $0.8 million, $0.1 million and approximately $36,000, respectively. Severance and other related expenses will be substantially paid by the end of fiscal 2004. According to the lease agreement, payments will continue through the third quarter of fiscal 2006.

      In response to the continued weakness in the technology sector of the economy, in fiscal year 2002, we recorded a $4.2 million charge for severance and other related expenses; $1.0 million of which was recorded in cost of sales, $3.0 million recorded in selling, general and administrative expense and $0.2 million recorded in research and development in the Consolidated Statement of Operations. The annualized first year improvement to income from operations from reduced salary and related expenses was estimated to be approximately $3.5 million on a pre-tax basis, which was substantially achieved. In connection with this restructuring, we reduced our workforce by 69 employees. Included in these amounts are costs associated with the succession of our Chief Executive Officer in the second quarter of fiscal 2002.

      Of the $4.2 million recorded, $0.2 million represented a non-cash expense for the amendment of employee stock options. The remaining $4.0 million was paid in cash in fiscal year 2002, 2003 and 2004 in the amounts of $1.9 million, $1.8 million and $0.2 million, respectively. As of December 31, 2003, we credited $0.1 million of unused restructuring reserves to selling, general and administrative expense.

      These restructuring charges represent our best efforts to respond to the current demands in our industry. However, these and future cost reductions or other benefits expected from the restructuring, may be insufficient to align our operations with customer demand and the changes affecting our industry, or may be more costly or extensive than currently anticipated.

      As of December 31, 2003, all amounts accrued under the 2001 and 2002 restructurings were paid in full. For the 2003 plans, $2.9 million of the total $3.6 million has been paid and $0.7 million remains in accrued expenses and other liabilities.

Critical Accounting Policies

      The discussion and analysis of our financial position and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure at the date of our financial statements and reported revenues and expenses during the period. The significant accounting policies that we believe are the most critical in understanding and evaluating our reported financial results include the following:

      Revenue Recognition. We recognize revenue when products are shipped or services are rendered to customers, net of allowances for anticipated returns. Our revenue-earning activities generally involve delivering or producing goods, and revenues are considered to be earned when we have completed the process by which we are entitled to such revenues. The following criteria are used for revenue recognition; pervasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable and collection is reasonably assured. A revenue deferral is recorded for service contracts and any other future deliverables included within the sales contract agreement. Revenues from service contracts are recognized ratably over the contract period. Revenue from other future deliverables, if any, is recognized as those products are delivered.

      In addition to our suite of oscilloscopes, we also sell related products such as probes, accessories and application solutions. Application solutions, which provide the oscilloscope with additional analysis capabilities, are either delivered via compact disc read-only memory or already loaded in the oscilloscope and activated via a key code after the sale is made to the customer for such application solution. All sales of these related products are based upon our separate established prices for these items and are recorded as revenue according to the above revenue recognition criteria. No post-contract support is provided on the application solutions. Revenues from these related products are included in revenues from “Digital oscilloscopes and related products” on our Consolidated Statements of Operations.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements,” which summarizes certain of the SEC Staff’s views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. Under SAB 101, which we adopted in fiscal 2001, certain previously recognized license fee revenue was deferred and recognized in future periods over the terms of the agreements. The adoption of SAB 101 was recorded as of the beginning of fiscal 2001 and resulted in a non-cash charge for the cumulative effect of an accounting change of $4.4 million, net of a related tax benefit of $2.7 million. The deferred revenue is being amortized into revenue over 5.5 years through the second quarter of fiscal 2006. We recognized pre-tax deferred license fee revenue of $0.6 million during each of the six month periods ended December 31, 2003 and 2002, respectively. Such license fees were included in service and other revenue for such periods. As of December 31, 2003, the remaining balance of pre-tax deferred license fee revenue was $2.6 million, $1.3 million of which was included in accrued expenses and other liabilities and the remaining $1.3 million of which was included in deferred revenue and other non-current liabilities.

      We recognize software license revenue in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2 with Respect to Certain Transactions” (“SOP 98-9”). Revenues from perpetual software license agreements are recognized upon shipment of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. We allocate revenue on software arrangements involving multiple elements to each element based on the relative fair values of the elements. The determination of fair value of each element in multiple element-arrangements is based on vendor specific objective evidence (“VSOE”). We analyze all of the elements and determine if there is sufficient VSOE to allocate revenue to maintenance included in multiple element-arrangements. Accordingly, assuming all other revenue recognition criteria are met, revenue is recognized upon delivery using the residual method in accordance with SOP 98-9, where the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. The revenue allocated to licenses is recognized upon delivery of the products. The revenue allocated to maintenance is recognized ratably over the term of the support agreement. We did not recognize any software license revenue during the six months ended December 31, 2003 and 2002, respectively.

      Allowance for Excess and Obsolete Inventory. We provide an allowance for estimated excess and obsolete inventory equal to the lower of the cost of inventory and its estimated market value based on assumptions relating to future demand and market conditions. The allowance for excess and obsolete inventory was $2.7 million at December 31, 2003 and $2.1 million at June 30, 2003. If actual market conditions prove less favorable than those expected by management, additional inventory write downs may be required which could have a material adverse effect on our financial condition, results of operations and cash flows.

      Deferred Tax Assets. We have recorded $13.9 million of net deferred tax assets as of December 31, 2003 for the future tax benefit of certain expenses reported for financial statement purposes that have not yet been deducted on our tax returns. Significant components of our deferred tax assets are federal, state and foreign loss and credit carryforwards, inventory reserves and other reserves. The recognition of this deferred tax asset is based on the assessment that it is more likely than not that we will be able to generate sufficient future taxable income within statutory carryforward periods to realize the benefit of these tax deductions. The factors that management considers in assessing the likelihood of realization include the forecast of future taxable income and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this information, we have recorded a valuation allowance of $5.1 million as of December 31, 2003 to reserve for those tax assets we believe are not likely to be realized in future periods. Adjustments to the valuation allowance may be made in the future if it is determined that the realized amount of net operating losses and other deferred tax assets is greater or less than the amount recorded. Such adjustments may be material to our results of operations when made.

      Warranty. Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are derived from historical data of product reliability. The expected failure is arrived at in terms of units, which are then converted into labor hours to which an average fully burdened cost per hour is applied to derive the amount of accrued warranty required. On a quarterly basis, we study trends of warranty claims and take action to improve the quality of our products and minimize our warranty exposure. The warranty reserve was $1.2 million at December 31, 2003 and June 30, 2003. Management believes that the warranty reserve is appropriate; however, actual claims incurred could differ from the original estimates, requiring adjustments to the reserve.

      Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts relating to the portion of the accounts receivable which we estimate is non-collectable. We analyze historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts, which includes the allowance for anticipated returns, was $0.4 million at both December 31, 2003 and June 30, 2003. Changes in the overall economic environment or in the financial condition of our customers may require adjustments to the allowance for doubtful accounts which could have a material adverse effect on our financial condition, results of operations and cash flows.

      Valuation of Long-Lived and Intangible Assets. The carrying values of long-lived assets and identifiable amortizable intangibles (including technology, manufacturing and distribution rights) are assessed for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying values of such assets will be recovered through undiscounted expected future cash flows. If the undiscounted cash flows are less than the carrying amounts, an impairment loss is recorded to the extent that the carrying amounts exceed the fair value. Factors which could trigger an impairment review include the following: significant underperformance by us relative to historical or projected operating results; significant changes in the manner of our use of the assets or the strategy for the overall business; and significant negative industry or economic trends. We recognized an intangible asset impairment of $2.3 million for the six months ended December 31, 2002.

      The cost of technology, manufacturing and distribution rights acquired is amortized primarily on the basis of the higher of units shipped over the contract periods or on a straight-line basis. Management assesses the recoverability of these rights on the basis of actual and forecasted production units as well as the average selling price and standard costs of the related products after the amortization of the rights to determine profitability. If required, an impairment charge is recorded as described above.

      Goodwill. Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” requires goodwill to be tested for impairment annually under a two-step approach, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed at the “reporting unit” level by applying a fair value-based test. A reporting unit is defined as the same as or one level below the operating segment level as described in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

      The first step is to identify if an impairment of goodwill has occurred by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill test is performed to measure the amount of the impairment loss, if any. In this second step, the “implied” fair value (as defined in SFAS No. 142) of the reporting unit’s goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. We completed the annual impairment test required under SFAS No. 142 during the fourth quarter of fiscal 2003 and determined that there was no impairment to our recorded goodwill balance of $1.9 million at June 30, 2003.

Results of Operations

      The following table sets forth certain operating data as a percentage of our total revenues for the periods indicated:

				Six Months
				Ended
	Year Ended June 30,			December 31,

	2001	2002	2003	2002	2003

				(Unaudited)
Revenues:
Oscilloscopes and related products	91.5%	90.7%	88.1%	90.8%	90.3%
Service and other	8.5	9.3	11.9	9.2	9.7

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of sales	48.0	53.8	47.7	53.1	43.1

Gross margin	52.0	46.2	52.3	46.9	56.9
Operating expenses:
Selling, general and administrative	31.5	36.1	38.0	38.8	35.1
Research and development	12.5	19.7	16.9	17.2	13.1

Total operating expenses	44.0	55.8	54.9	56.0	48.2
Operating income (loss)	8.0	(9.6)	(2.6)	(9.1)	8.7
Other income (expense), net	(0.3)	0.1	(0.1)	(0.3)	(0.4)

Net income (loss) from continuing operations before income taxes and the cumulative effect of an accounting change	7.7	(9.5)	(2.7)	(9.4)	8.3
Provision for (benefit from) income taxes	(0.6)	(3.9)	(1.0)	(3.5)	3.1

Net income (loss) from continuing operations before the cumulative effect of an accounting change	8.3	(5.6)	(1.7)	(5.9)	5.2
Gain (loss) from discontinued operations, net of tax	(1.4)	—	0.1	—	—

Net income (loss) before the cumulative effect of an accounting change	6.9	(5.6)	(1.6)	(5.9)	5.2
Cumulative effect of an accounting change for revenue recognition, net of tax	3.1	—	—	—	—

Net income (loss)	3.8	(5.6)	(1.6)	(5.9)	5.2
Charges related to convertible preferred stock	2.5	1.7	1.9	2.0	13.4

Income (loss) applicable to common stockholders	1.3%	(7.3)%	(3.5)%	(7.9)%	(8.2)%

Comparison of the Six Month Periods Ended December 31, 2003 and 2002

      Total revenues were $57.2 million in the six months ended December 31, 2003, compared to $51.6 million in the six months ended December 31, 2002, an increase of 10.8%, or $5.6 million. This increase, which was substantially all in oscilloscopes and related products, was primarily due to higher average selling prices combined with increased demand for our application-specific Disk Drive Analyzer and Serial Data Analyzer versions of our high-end WaveMaster oscilloscopes and our WavePro 7000 series of oscilloscopes launched in the third quarter of fiscal 2003. Higher average selling prices for our WaveMaster, WavePro 7000 and WaveRunner oscilloscopes represented 84.3%, or $4.7 million, of the increase in revenues in the six months ended December 31, 2003. The increase in average selling prices in fiscal 2004 was primarily due to the increase in demand for our application-specific Disk Drive Analyzer and Serial Data Analyzer versions of our high-end WaveMaster oscilloscopes.

      Gross margin was 56.9% in the six months ended December 31, 2003 compared to 46.9% in the same period in fiscal 2002. Included in cost of sales for the six months ended December 31, 2002 was a $2.1 million charge for the impairment of technology, manufacturing and distribution rights and a $0.2 million charge for a future royalty payment and a $0.1 million charge for severance expense. The impairment resulted from our strategic decision to exit certain older product lines and to make significant changes to our manufacturing strategy to improve operating efficiency. The increase in gross margin in the first half of fiscal 2004 was primarily due to the improved product mix resulting from the launch of the WavePro 7000 series of oscilloscopes in the third quarter of fiscal 2003, higher average selling prices in our high-end products, lower manufacturing costs resulting from continued improvements in operational efficiency, the effect of foreign exchange rates and the ongoing benefit of our shift to a direct sales model in China and Singapore.

      Selling, general and administrative expense was $20.1 million for the six month periods ended December 31, 2003 and 2002. Included in selling, general and administrative expense in the six months ended December 31, 2002 was a $2.1 million charge for severance expense. Selling general and administrative expense as a percentage of sales decreased from 38.8% in the six months ended December 31, 2002 to 35.1% in the six months ended December 31, 2003. This decrease as a percentage of sales was primarily due to our ability to leverage expenses over the higher sales base in the first half of fiscal 2004 and cost reduction initiatives taken in fiscal 2003 partially offset by approximately $0.6 million related to performance bonuses that were suspended in the first three quarters in fiscal 2003 due to the weakness in the technology sector of the economy, increased variable selling costs related to higher revenues of approximately $1.2 million, higher direct selling expenses resulting from new direct presences in Asia and Europe and increased legal expenses due to lawsuits filed against us in fiscal 2003. In the third quarter of fiscal 2004, we estimate selling, general and administrative expense will increase when compared to the third quarter of fiscal 2003 due to increased variable selling costs on higher forecasted revenues, our intention to continue to defend ourselves vigorously in lawsuits filed against us in fiscal 2003 and the effect of reinstating performance bonuses that were suspended in the first three quarters in fiscal 2003.

      Research and development expense was $7.5 million for the six months ended December 31, 2003, compared to $8.9 million in the same period in fiscal 2003, a decrease of 15.8% or $1.4 million. The decrease was primarily due to cost savings realized from the consolidation of our probe development activities into our Chestnut Ridge, New York facility in the fourth quarter of fiscal 2003, the benefit of cost reduction initiatives taken in fiscal 2003, a $0.5 million charge for severance expense included in research and development expense in the six months ended December 31, 2002 and the timing of certain non-recurring engineering expenses. As a percentage of sales, research and development expense decreased from 17.2% for the six months ended December 31, 2002 to 13.1% for the six months ended December 31, 2003.

      Other income (expense), net, was ($0.2) million for the six months ended December 31, 2003 and 2002. Included in other income (expense), net for the six months ended December 31, 2003 was $0.4 million in transaction costs related to the repurchase of our Series A redeemable convertible preferred stock, partially offset by foreign exchange gains of $0.1 million. Included in other income (expense), net, for the six months ended December 31, 2002 was foreign exchange losses of ($0.4) million, partially offset by net interest income.

      Our effective tax rate was 37.0% in the first half of each of fiscal 2004 and 2003.

      On September 27, 2003, we repurchased from the holders of our redeemable convertible preferred stock all 500,000 issued and outstanding shares of the preferred stock for $23.0 million in cash. In accordance with the Security and Exchange Commission’s position published in Emerging Issues Task Force Topic No. D-42 relating to induced conversions of preferred stock, we recorded a charge of approximately $7.7 million representing the premium paid to the holders of our preferred stock as a charge to arrive at net loss applicable to common stockholders in the six months ended December 31, 2003. For the six months ended December 31, 2002, charges related to our preferred stock, the dividend on the preferred stock and the accretion for the value of fully exercisable warrants granted in connection with the private placement of the Preferred Stock, was $1.0 million.

Comparison of Fiscal Years 2003 and 2002

      Total revenues were $107.9 million in fiscal 2003 compared to $111.5 million in fiscal 2002, a decrease of 3.2%, or $3.6 million. Revenues from oscilloscopes and related products decreased 6.0%, or $6.1 million, in fiscal 2003. Lower sales of approximately $16.0 million from discontinued and older product lines, OEM/distributed products and components were partially offset by increased sales of approximately $10.9 million for our application-specific Serial Data Analyzer and Disk Drive Analyzer versions of our high-end WaveMaster product line of oscilloscopes and increased sales of probes and accessory products.

      Revenues from high-energy physics products declined by $1.4 million, or 100%, in fiscal 2003 as a result of our decision in December 2001 to discontinue this product line. Revenues from service and other revenue increased 43.4%, or $3.9 million, in fiscal 2003 primarily due to a $3.0 million agreement to license our MAUI Instrument Operating System technology. Service and other revenue in each of fiscal 2003, 2002 and 2001 includes the recognition of $1.3 million of revenue that was deferred with the adoption of SAB 101 as of the beginning of fiscal 2001.

      On a geographical basis, North America sales comprised $32.4 million, or 30.0%, of fiscal 2003 revenues compared to $33.1 million, or 29.6%, of fiscal 2002, Europe/ Middle East sales comprised $31.2 million, or 28.9%, of fiscal 2003 revenues compared to $33.1 million, or 29.7%, of fiscal 2002 and Asia/ Pacific sales accounted for $44.3 million, or 41.1%, of fiscal 2003 revenues compared to $45.3 million, or 40.7%, of fiscal 2002.

      Gross margin was 52.3% in fiscal 2003 compared to 46.2% in fiscal 2002. Included in cost of sales in fiscal 2003 is a $2.3 million charge for the write-off of impaired intangible assets resulting from our decision to exit certain product lines and to make a significant change in our manufacturing strategy and $0.2 million of severance charges. Included in cost of sales in fiscal 2002 is a $1.0 million charge for severance and a charge of $3.6 million to increase our allowance for excess and obsolete inventory. This inventory charge relates to the cost of inventory associated with discontinued product lines and inventory levels that had been deemed to be in excess of forecasted requirements. The increase in gross margin in fiscal 2003 resulted from the $3.0 million technology license included in service and other revenue, favorable margins on our high-end WaveMaster product line of oscilloscopes, more favorable product margins on the existing base of products due to higher average selling prices of our high-end products, increased operational efficiency and improved cost structure.

      Selling, general and administrative expense increased by 1.8%, or $0.7 million, from $40.2 million in fiscal 2002 to $40.9 million in fiscal 2003. Selling, general and administrative expense in fiscal 2003 includes $2.4 million of severance charges and $0.3 million of plant closing costs partially offset by the reversal of an unused 2002 restructuring reserve of $0.1 million. Selling, general and administrative expense in fiscal 2002 includes $3.0 million of severance charges. This increase in selling, general and administrative expense is attributable to increased fixed selling costs of approximately $0.8 million as a result of the conversion, in the fourth quarter of fiscal 2002, of the U.S. sales force from partial coverage by manufacturers’ representatives to full coverage by our direct sales force, establishing a direct presence in Singapore, the opening of two new offices in China, partially offset by lower restructuring charges of $0.4 million in fiscal 2003. As a percentage of total revenues, selling, general and administrative expense was 38.0% in fiscal 2003, compared with 36.1% in fiscal 2002. This increase as a percentage of total revenues was primarily due to our inability to leverage higher costs of fixed infrastructure over the lower sales base. In fiscal 2004, we expect selling, general and administrative expense will increase when compared to fiscal 2003 due to increased variable selling costs on higher forecasted revenues, our intention to continue to defend ourselves vigorously in lawsuits filed against us in fiscal 2003 and the effect of reinstating performance bonuses that were suspended in the first three quarters in fiscal 2003, partially offset by cost reduction initiatives taken in fiscal 2003.

      Research and development expense decreased by 17.2%, or $3.8 million, from $22.0 million in fiscal 2002 to $18.2 million in fiscal 2003. Included in research and development in fiscal 2003 and 2002 are severance charges of $0.7 million and $0.2 million, respectively, and in fiscal 2002 a $4.0 million technology access fee to IBM. We are using the access to this next-generation silicon germanium technology acquired from IBM to develop components that are expected to deliver higher density, greater speed and reduced power consumption than those currently available. Such components will be used in future high-speed oscilloscopes. As a percentage of sales, research and development expense decreased from 19.7% in fiscal 2002 to 16.9% in fiscal 2003. This decrease as a percentage of total revenues was primarily due to the technology access fee purchased in fiscal 2002, partially offset by increased severance charges and the inability to fully leverage expenses over the lower sales base in fiscal 2003. Despite the effects of the difficult economy, we maintained our commitment to product development in fiscal 2003 as evidenced by the successful execution of our product strategy of leveraging our high-end silicon germanium acquisition technology and our MAUI operating system, which had been deployed in our WaveMaster product line, into our WavePro product line as well.

      Other (expense) income, net, which consists primarily of net interest income and foreign exchange gains or losses, was an expense of ($0.1) million in fiscal 2003, compared to income of $0.3 million in fiscal 2002. The decrease in income in fiscal 2003 was primarily due to a $0.3 million increase in foreign exchange losses on transactions denominated in other than the functional currency of us or our subsidiaries and lower net interest income earned on our cash balances due to lower interest rates.

      In fiscal 2003, we recorded a tax benefit of $1.1 million, or an effective tax rate of (37.0%), compared to a tax benefit of $4.3 million, or an effective tax rate of (40.8%), in fiscal 2002. The effective tax rate in fiscal 2002 was based on an estimated annual effective tax rate of approximately 37.0%, increased by the release of a $0.4 million tax reserve related to a favorable audit settlement in the first quarter of fiscal 2002.

      Charges related to our Series A redeemable convertible preferred stock, comprising the preferred stock dividend and the accretion for the value of fully exercisable warrants granted in connection with the private placement of the preferred stock, were $2.1 million and $1.9 million in fiscal 2003 and 2002, respectively.

Comparison of Fiscal Years 2002 and 2001

      Total revenues were $111.5 million in fiscal 2002 compared to $141.4 million in fiscal 2001, a decrease of 21.2%, or $29.9 million. Revenues from oscilloscopes and related products decreased 21.9%, or $28.3 million, in fiscal 2002 primarily due to the impact of the difficult economic environment on our higher end products and execution issues in our U.S. sales channel. Revenues from high-energy physics products declined by $2.3 million, or 62.2%, in fiscal 2002 as a result of our decision in December 2001 to discontinue this product line. Service and other revenue in both fiscal 2002 and 2001 includes the recognition of $1.3 million of revenue that was deferred with the adoption of SAB 101 as of the beginning of fiscal 2001.

      On a geographical basis, North America sales comprised $33.1 million, or 29.6%, of fiscal 2002 revenues compared to $48.7 million, or 34.5%, of fiscal 2001, Europe/ Middle East sales comprised $33.1 million, or 29.7%, of fiscal 2002 revenues compared to $40.0 million, or 28.3%, of fiscal 2001 and Asia/ Pacific sales accounted for $45.3 million, or 40.7%, of fiscal 2002 revenues compared to $52.7 million, or 37.2%, of fiscal 2001. The decline in revenues from North America in fiscal 2002 was primarily due to the impact of the difficult economic environment in the U.S. and execution issues in our U.S. sales channel. We addressed these execution issues in the fourth quarter of fiscal 2002 by hiring new sales management and converting the U.S. sales channel from partial coverage by manufacturers’ sales representatives to full coverage by our direct sales force.

      Gross margin was 46.2% in fiscal 2002 compared to 52.0% in fiscal 2001. Included in cost of sales in fiscal 2002 was $1.0 million of severance charges and a $3.6 million charge for excess and obsolete inventory. This inventory charge relates to the cost of inventory associated with discontinued product lines and inventory levels that had been deemed to be in excess of forecasted requirements. Included in cost of sales in fiscal 2001 was $0.1 million of severance charges. The decrease in gross margin from the prior year was due to the unfavorable absorption of costs resulting from lower sales volume, an unfavorable sales mix of lower margin products and higher technology-related royalties, in addition to the charges for severance and excess and obsolete inventory in fiscal 2002. These negative impacts were partially offset by favorable margins on our new high-end WaveMaster product line of oscilloscopes released in the third quarter of fiscal 2002.

      Selling, general and administrative expense decreased by 9.6%, or $4.2 million, from $44.5 million in fiscal 2001 to $40.2 million in fiscal 2002. Included in selling, general and administrative expense in fiscal 2002 is $3.0 million of severance charges and in fiscal 2001 is $0.7 million of severance charges partially offset by the reversal of an unused 1999 restructuring reserve of $0.2 million. The decrease in selling, general and administrative expense is attributable to the cost reduction initiatives taken in light of the poor economic environment including headcount reductions, salary freezes, reduced incentive payments and controls on discretionary spending, as well as lower variable selling costs, partially offset by the increase in severance charges in fiscal 2002. As a percentage of total revenues, selling, general and administrative expense was 36.1% in fiscal 2002, compared with 31.5% in fiscal 2001. This increase as a percentage of total revenues was primarily due to the inability to leverage the costs of fixed infrastructure over the lower sales base and the increase in severance charges in fiscal 2002. These fixed costs increased in fiscal 2002 as a result of the conversion, in the fourth quarter, of the U.S. sales force from partial coverage by manufacturers’ representatives to full coverage by the our direct sales force.

      Research and development expense increased by 24.5%, or $4.3 million, from $17.7 million in fiscal 2001 to $22.0 million in fiscal 2002. Included in research and development in fiscal 2002 and 2001 are severance-related charges of $0.2 million and $0.1 million, respectively, and in fiscal 2002 a $4.0 million technology access fee to IBM. Despite the effects of the difficult economy, we maintained our commitment to product development in fiscal 2002 as evidenced by the successful launch of WaveMaster, our first silicon germanium-based family of oscilloscopes. As a percentage of total revenues, research and development expense increased from 12.5% in fiscal 2001 to 19.7% in fiscal 2002. This increase as a percentage of total revenues was primarily due to the inability to leverage expenses fully over the lower sales base, the purchased technology and the release of our high-end WaveMaster product line of oscilloscopes in the third quarter of fiscal 2002.

      Other (expense) income, net, which consists of net interest income and foreign exchange gains or losses, was income of $0.3 million in fiscal 2002, compared to an expense of ($0.5) million in fiscal 2001. The increase in income was due to a $0.7 million reduction of foreign exchange losses as a result of our hedging program initiated in the third quarter of fiscal 2001. In addition, there was a $0.1 million improvement in net interest income due to higher average cash balances from the net proceeds of $23.2 million raised from a private placement of our common stock in August 2001 and no significant bank borrowings during fiscal 2002. During the fourth quarter of fiscal 2002, we sold the remaining 1.0 million shares of our equity investment in Iwatsu. This transaction generated $1.8 million of cash and resulted in a pre-tax loss of ($0.1) million. We did not sell any shares of Iwatsu during fiscal 2001.

      In fiscal 2002, we recorded a tax benefit of $4.3 million, or an effective tax rate of (40.8%), compared to a tax benefit of $0.9 million, or an effective tax rate of (8.2%), in fiscal 2001. The (40.8%) effective tax rate consists of our (37.0%) annual effective tax rate increased by the release of a $0.4 million tax reserve related to a favorable audit settlement. During fiscal 2001, we used $8.2 million of net operating losses ($3.2 million of tax benefit) to offset taxable income from continuing operations and reversed, during the fourth quarter of fiscal 2001, $4.1 million of our valuation allowance into income. Partially offsetting these items, we recorded a tax expense of $1.6 million for the projected repatriation of cash from one of our foreign subsidiaries. Our tax provision in fiscal 2001 before the tax benefit from net operating losses and the reversal of our valuation allowance, partially offset by the tax expense for the projected cash repatriation from one of our foreign subsidiaries, would have been $4.7 million, or an effective tax rate of 43.3%.

      Charges related to our Series A redeemable convertible preferred stock, comprising the preferred stock dividend and the accretion for the value of fully exercisable warrants granted in connection with the private placement of the preferred stock, were $1.9 million and $1.7 million in fiscal 2002 and 2001, respectively.

Liquidity and Capital Resources

      Working capital was $48.8 million at December 31, 2003, which represented a working capital ratio of 2.7 to 1, compared to $62.8 million, or 3.7 to 1 at June 30, 2003. The reduction of our working capital ratio was primarily due to the repurchase of our Series A redeemable convertible preferred stock for $23.0 million, which was funded by $13.0 million of cash and $10.0 million of borrowings under our revolving credit facility in the first fiscal quarter of 2004. As of December 31, 2003 we had repaid $5.0 million of the $10.0 million that was outstanding under our revolving credit facility at September 30, 2003 from cash provided by operations and the exercise of employee stock options during the second fiscal quarter of 2004. On January 24, 2004 we repaid another $1.0 million of the outstanding debt.

      Net cash provided by operating activities for the six months ended December 31, 2003 was $10.5 million, compared with $3.5 million for the comparable period in the prior year. The increase in net cash provided by operating activities was primarily due to the $6.0 million improvement in net income, the consumption of $1.3 million of deferred tax assets and the decrease in severance-related payments, partially offset by the increase in other current and non-current assets caused by the prepayment of advertising and promotion expense, value added tax and insurance policies. For the corresponding period in the prior year, net cash provided by operating activities reflects reductions in inventory of $4.6 million due to increased operating efficiencies and in accounts receivable of $3.3 million resulting from enhanced collections activity and partially lower sales volume. These benefits to operating cash flows during the six months ended December 31, 2002 were partially offset by a $4.7 million reduction in accounts payable, accrued expenses and other liabilities resulting from severance payments of $2.8 million and a $1.0 million payment related to a technology license purchased in fiscal 2002.

      Net cash used in investing activities for the six months ended December 31, 2003 was $1.9 million, compared with $2.5 million for the comparable period in the prior year. This decrease in net cash used in investing activities was primarily due to a $1.0 million acquisition of a technology license during the six months ended December 31, 2002, partially offset by an increase of $0.2 million in capital expenditures during the six months ended December 31, 2003.

      Net cash used in financing activities for the six months ended December 31, 2003 was $16.8 million, compared with net cash provided by financing activities of $0.2 million for the comparable period in the prior year. This increase in cash used in financing activities was primarily due to the repurchase of our preferred stock for $23.0 million partially offset by net borrowings of $5.0 million under our revolving credit facility and $1.5 million of proceeds from employee stock purchases and stock option exercises.

      On November 13, 2003, we amended our existing credit agreement with The Bank of New York. The amended agreement provides us with a $25.0 million revolving credit facility expiring on November 30, 2006, which can be used to provide funds for general corporate purposes and acquisitions. Borrowings under this line bear interest at an annual rate of prime plus a margin not to exceed 1.00%, or at the London Interbank Offering Rate (LIBOR) plus a margin of between 1.25% and 2.25%, depending on our leverage ratio, as such term is defined in the credit agreement. A commitment fee of 0.375% per annum, is payable on any unused amount under the facility. This revolving credit facility is secured by a lien on substantially all of our domestic assets. As of December 31, 2003, we had borrowed $5.0 million under this credit facility and were in compliance with our financial covenant requirements.

      We have a $2.0 million capital lease line of credit to fund certain capital expenditures. As of December 31, 2003, we had $0.2 million outstanding under this line of credit, $0.1 million of which was included in short-term debt and current portion of long-term debt and the remaining $0.1 million of which was included in deferred revenue and other non-current liabilities. As of June 30, 2003, we had $0.3 million outstanding under this line of credit, $0.1 million of which was included in accrued expenses and other liabilities and the remaining $0.2 million of which was included in deferred revenue and other non-current liabilities. Outstanding borrowings under this line bear interest at an annual rate of 12.2%.

      In addition to the above U.S.-based facilities, we maintain certain short-term foreign credit facilities, principally facilities with two Japanese banks totaling 150 million yen ($1.4 million as of December 31, 2003). No amounts were outstanding under these facilities as of December 31, 2003 and June 30, 2003.

      We believe that our cash on hand, cash flow generated by our continuing operations and our availability under our revolving credit lines will be sufficient to fund working capital and capital expenditure requirements for at least the next twelve months and provide funds for potential acquisition opportunities.

Contractual Obligations and Other Commitments

      Our contractual obligations and commitments include obligations associated with our capital and operating leases, an employee severance agreement and a technology license agreement as set forth in the table below:

		Payments Due by Period as of December 31, 2003

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
(In thousands)
Revolving credit facility	$5,000	$5,000	$—	$—	$—
Capital lease obligations	245	98	147	—	—
Employee severance agreement	187	187	—	—	—
Operating lease obligations	2,965	734	1,437	794	—
Other contractual commitments to purchase technology	500	500	—	—	—

Total	$8,897	$6,519	$1,584	$794	$—

Quantitative and Qualitative Disclosure About Market Risk

      We purchase materials from suppliers and sell our products around the world and maintain investments in foreign subsidiaries, all denominated in a variety of currencies. As a consequence, we are exposed to risks from fluctuations in foreign currency exchange rates with respect to a number of currencies, changes in government policies and legal and regulatory requirements, political instability, transportation delays and the imposition of tariffs and export controls. Among the more significant potential risks to us of relative fluctuations in foreign currency exchange rates is the relationship among and between the U.S. dollar, the European monetary unit, Swiss franc, British pound, Swedish krona, Japanese yen, Korean won, Singapore dollar and Hong Kong dollar.

      We have a program of entering into foreign exchange forward contracts to minimize the risks associated with currency fluctuations on assets or liabilities denominated in other than the functional currency of us or our subsidiaries. It cannot be assured, however, that this program will effectively offset all of our foreign currency risk related to these assets or liabilities. These foreign exchange forward contracts do not qualify for hedge accounting.

      Other than this program, we do not attempt to reduce our foreign currency exchange risks by entering into foreign currency management programs. As a consequence, there can be no assurance that fluctuations in foreign currency exchange rates in the future as a result of mismatches between local currency revenues and expenses, the translation of foreign currencies into the U.S. dollar, our financial reporting currency, or otherwise, will not adversely affect our results of operations. Moreover, fluctuations in exchange rates could affect the demand for our products.

      During fiscal 2003, 2002, and 2001, foreign currency exchange losses on assets or liabilities denominated in other than their functional currencies, net of gains or (losses) on related foreign exchange forward contracts, approximated ($0.4) million, ($0.1) million, and ($0.8) million, respectively. These net losses in fiscal 2003, 2002 and 2001 include gross gains of $0.1 million, $0.2 million and $0.3 million.

      For the six month periods ended December 31, 2003 and 2002, the net gains or (losses) resulting from changes in the fair value of these derivatives and on transactions denominated in other than their functional currencies were $0.1 million and ($0.4) million, respectively, and are included in other income (expense), net. At December 31, 2003 and June 30, 2003, the notional amounts of our open foreign exchange forward, all with maturities of less than six months, were approximately $7.4 million and $6.7 million, respectively.

      We performed a sensitivity analysis assuming a hypothetical 10% adverse change in foreign currency exchange rates on our foreign exchange forward contracts and our assets or liabilities denominated in other than their functional currencies. In management’s opinion, a 10% adverse change in foreign currency exchange rates would not have a material effect on these instruments or, therefore, our results of operations, financial position or cash flows.

      We are exposed to adverse changes in interest rates primarily due to our investment in cash and cash equivalents. Market risk is estimated as the potential change in fair value resulting from a hypothetical 1% adverse change in interest rates, which would not have been significant to our results of operations, financial position or cash flows.

Recent Accounting Pronouncements

      In November 2003, the Financial Accounting Standards Board issued a tentative decision to require companies to expense the fair value of all employee equity-based awards granted, modified or settled. The tentative requirements would be effective for us in our 2006 fiscal year commencing July 2005 and would require any options issued or vesting on or after that date to be recognized as compensation expense in accordance with the future statement. The FASB has not yet determined the valuation model required to be adopted. We believe the adoption of this proposed statement will have a material effect upon our financial results beginning in the first quarter of fiscal 2006.

BUSINESS

Our Company

      We are a leading, worldwide provider of oscilloscopes as well as a provider of related test and measurement equipment. Our oscilloscopes are tools used by designers and engineers to measure and analyze complex electronic signals in order to develop high-performance systems, to validate electronic designs and to improve time to market. We currently offer three families of oscilloscopes, which address different solutions to the markets we serve: WaveMaster, our highest performance product family; WavePro, which is targeted at the mid- to high-performance sector; and WaveRunner, designed for the mid-performance sector of the market.

      We sell our products into a broad range of end markets, including the computer and semiconductor, data storage devices, automotive and industrial, and military and aerospace markets. We believe that our products offer the strongest value proposition in these markets by providing advanced analysis capabilities coupled with innovative and proprietary technology features. We believe designers in all of these markets are developing products which rely on increasingly complex electronic signals to provide the features and performance their customers require. Our customers include leading original equipment manufacturers, or OEMs, such as BAE Systems, IBM, Maxtor, Raytheon, Robert Bosch, Seagate, Samsung and Siemens VDO.

Market Overview

Test and Measurement Market

      Test and measurement equipment is used in the design, development, manufacture, deployment and operation of electronic products and systems. This equipment is required to verify functionality and performance of new product designs and to ensure compliance to industry standards and overall product quality. These instruments are used across all electronic equipment industries, including computer, semiconductor, communications, consumer, automotive, defense, and video. In addition, test and measurement instruments are utilized to install, maintain and monitor wireless and wireline communications and broadcast networks. Test and measurement equipment aid in the research and development of new products, testing of products in production, and maintenance and service of products in the field.

      According to Prime Data, Inc., an independent market research firm tracking the Test and Measurement industry, the market for this equipment exceeded $5.5 billion in 2002. Certain segments of the Test and Measurement industry have historically experienced greater volatility than the overall industry because of their exposure to certain end markets, such as communications, that experienced rapid growth in the late 1990s, followed by rapid declines.

      Growth in the Test and Measurement market is driven by improvements in electronic systems performance, growth in the electronics market and emerging technologies and standards. Designers in a wide variety of industries are being constantly driven to increase the performance of their products and to add new features and capabilities. These improvements rely upon advanced semiconductor technology and require the design of faster, more powerful and complex electronic systems. As a result, the underlying technological advances in communications and electronic signals are increasing exponentially in complexity and speed. This is driving the demand for analysis tools that allow designers and manufacturers of these devices to improve new product cycle time. With each advancement in technology, engineers designing next generation technologies and products must contend with both a reduced margin for error and a progressively more difficult task of fully characterizing new product design.

      While the overall market for test and measurement equipment is made up of hundreds of different types of instruments and measurement tools, the largest single product category is oscilloscopes. Prime Data estimates that oscilloscopes represented approximately $850 million of the overall $5.5 billion market in 2002.

Oscilloscope Market

      Oscilloscopes are the primary instrument utilized by engineers for testing and analyzing electronic signals. According to Prime Data, the oscilloscope market is expected to reach $934 million in 2004. Historically, the oscilloscope segment of the Test and Measurement industry has experienced less volatility than the industry as a whole because of its widespread use across many applications and end markets. Thorough testing of complex electronic signals requires a measurement tool capable of physically attaching to the signal of interest, capturing data with high resolution for long periods of time and supporting detailed signal analysis while providing additional insight into data characteristics and signal trends over time. The entire system must also maintain the correct shape of the signal, a concept called signal integrity. An oscilloscope utilizes a graphical display device that allows an engineer to view an electronic signal. The most basic display of an oscilloscope plots a signal’s voltage versus time (typically in billionths and trillionths of a second), providing a user insight into the performance of an electronic circuit. In many cases, a user is trying to either verify that the circuit is behaving as designed or measure the signal to gain a basic understanding of signal performance.

      Today’s oscilloscopes are digital devices which capture electronic signals and convert the voltage values to digital representations, which are stored in computer memory, allowing the instrument to not only display the signal on a screen, but also to analyze the signal’s characteristics. The ability of an oscilloscope to conduct in-depth analysis of a complex electronic signal’s characteristics and trends is referred to as wave shape analysis, which is increasingly important as signals become more complex.

      The three primary specifications of an oscilloscope are its bandwidth, or capacity to capture a signal of a particular speed; sample rate, or number of data points that can be captured within a specific time; and memory length, or the number of points per channel. Higher bandwidths allow capture of higher speed signals, increased sample rate improves resolution, and longer memory allows capture of longer, more complex signals. The merit of a specific oscilloscope depends on the combination of these specifications. Oscilloscopes with bandwidths ranging from 20 MHz up to 7.5 GHz are currently available. Generally, the prices of oscilloscopes increase as the primary specifications increase. We believe the oscilloscope market can be generally divided into four major categories:

•	High-end oscilloscopes. The largest part of the market, which we believe currently accounts for slightly more than half of the market based on revenues generated, is comprised of instruments with the ability to capture and analyze signals above 300 MHz up to the highest available real-time bandwidths. These instruments generally sell from $5,000 up to $100,000, depending on their capabilities.

•	Lower-end oscilloscopes. We believe about one-third of the market’s revenue comes from products which generally sell for below $5,000, and include less-complex instruments with the ability to capture and analyze signals from 20 MHz to 300 MHz.

•	Handheld oscilloscopes. The lowest end of the market includes a variety of handheld oscilloscopes which we believe currently comprises less than 10% of the overall market and have selling prices generally between $1,000 and $3,000.

•	Sampling oscilloscopes. For certain high signal speed applications, such as optical communications, instruments with bandwidths of up to 50 GHz or more are required. At these speeds, real-time oscilloscopes do not have the ability to track the signal shape in real-time and take samples quickly enough to be effective. We believe this category currently comprises less than 10% of the overall market, but because of their ability to provide extremely high bandwidths, sampling oscilloscopes can range in price generally from $50,000 to $100,000.

Our Competitive Strengths

      We are a leading, worldwide provider of oscilloscopes as well as a provider of related test and measurement equipment used by electronic designers and engineers to measure and analyze complex electronic signals. Our key competitive strengths include:

      Technology leadership. We are a recognized technology leader in the Test and Measurement industry and continue to leverage our core strengths to develop new and innovative products for the changing requirements of the markets we serve. Most recently, we have focused on incorporating our internally developed operating system and our advanced methodology for enabling high-speed signal acquisition into our entire product line. We believe this has allowed us to transform general purpose oscilloscopes into application-specific analysis tools, providing a competitive advantage to our products. These, and our other core technologies, are currently protected by 36 U.S. patents, with 28 other U.S. patents pending.

      Broad product portfolio. Our WaveMaster, WavePro and WaveRunner oscilloscopes encompass 26 different models, which are designed to analyze electronic signals ranging from 350 MHz to 6 GHz. We believe our breadth of product offerings, coupled with our ability to create application-specific analysis tools, address the specific needs of design engineers in many industries.

      Leading customer relationships. Our major customers are leaders in a range of industries, including computers and semiconductors, data storage devices, automotive and industrial, and military and aerospace. Our ability to work with innovative, industry-leading customers allows us to continuously refine our products to better address the needs of the latest technologies.

      Global sales and distribution. We have a global sales force and distribution structure covering North America, Europe/ Middle East and Asia/ Pacific. Each of these regions is a major contributor to our revenue and provided between approximately 30% and 40% of our revenues in the last three fiscal years. We currently have direct sales personnel in 12 countries and operate in 53 smaller markets through regional managers, distributors and sales representatives. We believe that our sales force is recognized by our customers for their technical expertise and often work in tandem with design engineers to create solutions to complex applications.

      Experienced management team. Our management team has a long and successful track record in the Test and Measurement industry with an average of 15 years of experience in the industry. Our management team has overseen the introduction of eight new products over the past two years and has restructured our operations, enhancing our focus on our core markets while developing our ongoing business strategy, which encourages product innovation.

Our Strategy

      In order to enhance our position as a leading provider of oscilloscopes, our objective is to grow our company and our market share in the markets in which we operate. Currently, we serve the market for oscilloscopes that analyze complex signals ranging from 350 MHz to 6 GHz. We believe that our products offer the strongest value proposition in these markets by providing advanced analysis performance at a highly competitive price. We intend to leverage our technical expertise to target additional customers for our core WaveMaster, WavePro and WaveRunner products. In addition, we intend to pursue the following business strategies to expand our business:

      Expand our addressable portion of the oscilloscope market. We have development efforts underway and expect to introduce new products over the next year to address customer needs for oscilloscope solutions in market sectors such as sampling oscilloscopes and lower bandwidth oscilloscopes. We believe that the advanced hardware and software technologies incorporated into our core products can be adapted to address additional sectors of the large and diverse oscilloscope market where we have not historically focused. By constantly working to broaden our product portfolio to address additional sectors of this market, we believe we will be able to offer a more comprehensive suite of products to a larger customer base, while maintaining the technology differentiation that we have already developed in our core markets.

      Create solutions for specific applications. We have developed differentiated solutions that address our end users’ specific requirements through our advanced analysis programs. These programs, which are based on our proprietary software architecture and operating system, support our suite of analysis tools. For example, we provide specialized solutions that address the complex signal analysis requirements specific to the disk drive industry and others that address the analysis of specialized serial data signals of many widely-used protocols for computers, network servers and communications equipment. Engineers can easily customize our oscilloscopes with these analyzers and we intend to develop and offer additional analyzers.

      Leverage our technology to offer additional products for use in the Test and Measurement market. We believe that we can leverage our core strengths in signal acquisition in connection with our internally designed hardware and proprietary software platforms to address additional areas within the Test and Measurement market. While we have not yet commenced development in these areas, we intend to use our in-house design and analysis capabilities as well as potential acquisitions to develop additional products.

Products and Services

Overview

      We currently offer three major oscilloscope families: WaveMaster, WavePro and WaveRunner. Each oscilloscope model is capable of capturing and analyzing electronic signals at different bandwidth and performance points in the market. Each oscilloscope family is also offered with a selection of general software packages that expand its capabilities and allow customization of the operation and measurements of the specific product. The key features of our oscilloscope families are as follows:

	Number
Product	of	Bandwidth	Maximum Sampling Rate	U.S. List	Market
Family	Models	Range	and Memory Length	Price Range	Introduction

WaveMaster 8000 Series	16	3 - 6 GHz	20 billion samples per second; 100 million points per channel	$49,000 - $67,000	January 2002
WavePro 7000 Series	5	1 - 3 GHz	20 billion samples per second; 48 million points per channel	$18,500 - $39,990	January 2003
WaveRunner 6000 Series	5	350 MHz - 2 GHz	10 billion samples per second; 24 million points per channel	$7,990 - $26,990	October 2003

Analyzers and Application Software

      Our general purpose oscilloscope products are tailored with proprietary software and hardware to create application specific Analyzers which function as industry-specific oscilloscopes for use in:

•	Data storage applications — Disk Drive Analyzer products, DDA5005A and DDA3000, using WaveMaster and WavePro platforms;

•	Serial data applications — Serial Data Analyzer product, SDA6000, based on the WaveMaster platform; and

•	Power measurement applications — Software applications based on the WaveRunner platform for use in a variety of industries.

      We also offer other application software packages to enhance the performance of our oscilloscopes in the areas of optical recording, pulse mask testing, disk drive head testing, ethernet, universal serial bus signal testing and jitter analysis that range in price from $1,000 to $9,000.

Other Products and Services

      We offer our customers a variety of complementary probes and accessory products. Probes provide the critical physical electrical or optical connection from the customer’s circuit to the oscilloscope. We believe our WaveLink high frequency differential probes provide the highest bandwidth performance available in the market. We also offer digitizing modules from 150 MHz to 1 GHz bandwidths.

      We also provide aftermarket support, repair, maintenance recalibration and a variety of post sale upgrades and installations. We maintain major field service centers in Chestnut Ridge, New York; Geneva, Switzerland; Tokyo, Japan; Seoul, South Korea; and Beijing, China.

Our Customers and End Markets

      Our products are used primarily by electronic designers and engineers principally in the research and development of new products. These end users typically employ our oscilloscopes to validate the performance of electronic components. We currently provide products to customers in four primary end markets:

Computer and
Semiconductor	Data Storage Devices	Automotive and Industrial	Military and Aerospace

IBM Intel LG Electronics Samsung STMicroelectronics	Hitachi Matsushita Electric Industry Maxtor Seagate Toshiba	BMW Continental Teves Denso Robert Bosch Siemens VDO	BAE Systems EADS Lockheed Martin Raytheon THALES

      Computer and semiconductor. These markets include companies providing components, interfaces, subsystems and complete products for high speed and general purpose computing, network servers, and related devices and systems. Requirements in this end market have been driven by:

•	growth in the capability and complexity of devices, which now provide a higher level of integration and functionality;

•	a dramatic increase in the use of high speed serial data communications interfaces in both the computer and semiconductor market;

•	new interface standards, which enable increased interoperability and higher levels of bandwidth between devices and peripherals, including: PCI Express — a high speed serial data interface for connection to high performance subsystems, such as a graphics card, inside a computer; Serial ATA — a high speed serial data interface for computer disk drives; USB 2.0 — the latest version of the Universal Serial Bus standard, a high speed computer peripheral expansion interface; XAUI — a 10 Gigabit Ethernet standard that improves the routing of electrical interconnections; and Firewire — a high-speed serial interface for computer peripheral expansion; and

•	system-on-a-chip verification.

      Data storage devices. This market includes companies that provide magnetic and optical storage devices such as hard disk drives, removable media, tape, CDs and DVDs. Requirements in this end market are being driven by:

•	continued pressure to reduce product development life cycle time;

•	increasing need to store more information on storage media, which requires the encoding of signals to achieve higher density;

•	migration of hard disk drives to portable media applications and consumer devices, such as MP3 players and digital video recorders;

•	evolution to perpendicular magnetic recording for higher capacity storage; and

•	adoption of faster point-to-point connections through the use of the Serial Advanced Technology Attachment, or Serial ATA, interface standard.

      Automotive and industrial. The automotive market includes automobile OEMs, component suppliers to automobile OEMs and industrial equipment manufacturers. Requirements in this end market are being driven by:

•	proliferation of Electronic Control Units, or ECUs, to various automotive subsystems, such as engine control, braking, and traction control;

•	progression to networked ECUs;

•	serial data topologies managing complex inbound and outbound signals; and

•	evolution to 42 V power systems to provide adequate power with lower current.

      Military and aerospace. The military and aerospace market includes companies that provide components and systems for defense and commercial airplane applications. Requirements in this end market are being driven by:

•	applications that use complex communications signals in challenging environments;

•	extraordinarily high need for precision and reliability given the consequences of failure; and

•	need for long-term support due to long military program life.

Sales, Marketing and Distribution

      We maintain a direct sales force of highly trained, technically sophisticated sales engineers who are knowledgeable in the use of oscilloscopes and the features and advantages of our products. In addition, because of our focus on high-performance oscilloscopes, our sales engineers are skilled in performing product demonstrations for current and prospective customers. We believe we have a competitive advantage in sales situations in which our sales engineers have the opportunity to demonstrate the advantages of our oscilloscopes. Accordingly, such demonstrations are an integral part of our sales strategy and we deploy significant instruments to support this strategy.

      We sell our oscilloscopes through our own direct sales force in the United States, Europe, Japan, China, South Korea and Singapore, with regional sales headquarters located in Chestnut Ridge, New York; Geneva, Switzerland; and Tokyo, Japan. As of December 31, 2003, our direct sales force consisted of 80 sales engineers, directed by 12 regional managers worldwide. Our direct sales force generates the significant majority of our business. In territories where the sales potential does not currently justify the maintenance of a direct sales force, we use manufacturer’s representatives and distributors in support of our direct selling efforts. In addition, in Japan we maintain a strategic alliance with Iwatsu, a communications and test and measurement company, that sells and distributes some of our products under the “Iwatsu/ LeCroy” and “Iwatsu” labels.

      We support our customers through a worldwide network of specialist applications engineers. We maintain service, repair and calibration facilities in Chestnut Ridge, New York; Geneva, Switzerland; Seoul, South Korea; Tokyo, Japan; and Beijing, China.

      In order to raise market awareness of our products, we advertise in trade publications, distribute promotional materials, conduct marketing programs and seminars, issue press releases regarding new products, publish technical articles and participate in industry trade shows and conferences.

Technology and Product Development

      We believe we are a technology leader in the oscilloscope market. We have developed core capabilities in the design of high-performance, high-speed signal conditioning, sampling and analog-to-digital conversion circuitry. We believe we are also a leader in the design of technologies related to the storage, movement and processing of the large amounts of data produced in an oscilloscope. We also have developed an advanced oscilloscope operating system called MAUI, as well as proprietary analysis software.

      As of December 31, 2003, we employed 71 people in technology and product development. Our efforts are focused on hardware, software and mechanical development initiatives. Our hardware product development team is focused on developing innovative electrical circuit probing technologies that allow better waveform fidelity and circuit connection capabilities. This is accomplished through the use of advanced integrated circuit techniques and processes, innovative design tools and methodologies and key technology partnerships.

      Our software engineering group continues to develop and advance our wave shape analysis and measurement technologies in order to offer new and innovative analysis tools for our customers. This group also develops application solutions to perform specific analysis for data storage, power measurement, communications and other markets.

      From time to time we enter into technology partnerships in order to gain access to innovative technologies to enhance our products’ capabilities and features. During fiscal 2002, we introduced our first product incorporating innovative signal conditioning and sampling technologies fabricated on a then current-generation extremely high-speed silicon germanium process developed by IBM. This technology is now fully deployed throughout our product line.

      In June 2002, we entered into a technology development agreement with IBM in order to gain access to IBM’s next-generation silicon germanium technology, although the fabrication process was unproven at the time. This development agreement allowed us to begin the design process of next-generation silicon germanium prototype components, which are expected to deliver higher density, greater speed and reduced power consumption as compared to those currently available. Under this agreement with IBM we incurred a $4.0 million charge for access to IBM’s next-generation silicon germanium technology in the fourth quarter of fiscal 2002. At the time of the agreement, we and IBM were in the development stage of this technology and there was no guarantee that the technology would function as developed or that it would be viable in production. We have yet to introduce products utilizing this technology.

      We have also entered into technology partnerships that have provided us access to technologies that enable extremely high-speed, high-fidelity signal capture capabilities and very high throughput data movement capabilities. We intend to continue to develop and leverage such key partnerships in areas that complement or enhance our own internal strengths.

Manufacturing and Suppliers

      We have consolidated and streamlined our manufacturing and operational activity to focus on our core expertise of oscilloscope product introduction and development. Our WaveMaster and WavePro oscilloscopes and related products are manufactured at our facility in Chestnut Ridge, New York. As of December 31, 2003 we employed 54 manufacturing employees at our Chestnut Ridge facility, which occupies an area of approximately 35,000 square feet devoted to such tasks. Our focus on supply chain execution has allowed us to improve the cycle time required to build our instruments as well as reduce the time required to test and deliver products to our customers. For example, we have partnered with manufacturing companies in the U.S. and Asia that have allowed us to design and develop innovative products at reduced costs. This has allowed us to lower the overall costs of our products to our customers while improving our overall margin efficiency. Our WaveRunner 2 products are manufactured by our strategic partner, Iwatsu, and our WaveRunner 6000 products are manufactured by a contract manufacturer, Plexus Corporation.

      We purchase a small number of parts from single-source suppliers. In particular, several key integrated circuits that we use are made by IBM. Although we have not experienced significant production delays attributable to supply changes, we believe that, for integrated circuits in particular, alternative sources of supply would be difficult to develop over a short period of time. Because we have no direct control over our third-party suppliers, interruptions or delays in the products and services provided by these third parties may be difficult to remedy in a timely fashion. In addition, if such suppliers are unable or unwilling to deliver the necessary parts or products, we may be unable to redesign or adapt our technology to work without such parts or find alternative suppliers or manufacturers. In such events, we could experience interruptions, delays, increased costs or quality control problems.

Competition

      The oscilloscope market is highly competitive and characterized by rapid and continual advances in technology. Our principal competitors in this market are Tektronix, Inc. and Agilent Technologies, Inc. Both of our principal competitors have substantially greater sales and marketing, development and financial resources than we do. We believe that Tektronix, Agilent and other competitors offer a range of products that attempt to address most sectors of the oscilloscope market.

      We believe that the principal bases of competition in the oscilloscope market are a product’s performance characterized by the confluence of bandwidth, sample rate, memory length and processing power, its price and quality, the vendor’s name recognition and reputation, product availability and the quality of post-sale support. We also believe that our success will depend in part on our ability to maintain and develop the advanced technology used in our oscilloscope products and our ability to offer high-performance products at a favorable “price-to-performance” ratio. We believe that we currently compete effectively with respect to each of the principal bases of competition in the oscilloscope market in the general price range ($5,000 to $80,000) in which our oscilloscopes are focused.

Backlog

      Our backlog of unshipped customer orders was approximately $8.6 million and $7.2 million as of June 30, 2003 and 2002, respectively, and $11.6 million and $5.8 million as of December 31, 2003 and 2002, respectively. Backlog at December 31, 2003 excludes $2.6 million of deferred revenue established in connection with the adoption of a new accounting pronouncement in fiscal 2001. Customers may cancel orders at any time. We believe that our level of backlog at any particular time is not necessarily indicative of our future operating performance.

Patents, Trademarks and Licenses

      We currently rely on a combination of patents, trademarks and trade secret laws, non-disclosure agreements and other intellectual property protection methods, as well as technical expertise and continuing technological research and development to establish and protect proprietary rights in our products. We believe, however, that because of the rapid pace of change and advancement in oscilloscope technology, legal intellectual property protection is and will continue to be a less significant factor in our success than our core competency of WaveShape Analysis and the experience and expertise of our personnel.

      We protect significant technologies, products and processes that we consider important to our business by, among other things, filing applications for patent protection. Although none of our products depend exclusively on any single patent, we believe our patents, in the aggregate, are important to our business and contribute to our competitive advantage. We hold 18 U.S. patents (three of which expire in 2006, one of which expires in 2009, one of which expires in 2010, three of which expire in 2011, one of which expires in 2013, one of which expires in 2015, one of which expires in 2016, two of which expire in 2018, one of which expires in 2019, three of which expire in 2020 and one of which expires in 2022) and eight foreign patents (one of which expires in 2009, one of which expires in 2012, two of which expire in 2013, two of which expire in 2014, one of which expires in 2016 and one of which expires in 2017) relating to hardware and system software incorporated into our oscilloscope product lines. We hold four U.S. patents (expiring in 2015, 2016, 2018 and 2019, respectively) and two foreign patents (expiring in 2017 and 2019, respectively) relating to add-on software technology for use with oscilloscopes sold by us. Infringement of four of these U.S. patents has been asserted against Tektronix in the United States District Court in Oregon. For more information on this litigation, see the “Business — Legal Proceedings” section. We hold ten U.S. patents (one of which expires in 2012, three of which expire in 2015, two of which expire in 2019, three of which expire in 2020 and one of which expires in 2023) and two foreign patents (expiring in 2010 and 2013, respectively) relating to our oscilloscope probe technology, and we hold four U.S. patents (one of which expires in 2012, two of which expire in 2016 and one of which expires in 2017) and one foreign patent (expiring in 2016) relating to time to digital converters, which measure extremely short time intervals between events. We also have 28 patent applications pending or under evaluation in the United States, as well as additional patent applications pending or under evaluation in various foreign jurisdictions.

      We license or otherwise acquire key enabling technologies from third parties in order to gain access to technologies that would be too expensive or too time-consuming to develop internally or that would give us a competitive advantage or shorten our product development time-to-market. We are currently party to a license agreement with Perigee LLC pursuant to which we license fast data readout technology for use in our WaveRunner 6000 Series family of products. This license is perpetual. We also license a patent from William A. Farnbach, which relates to the triggering characteristics of an oscilloscope. This license extends for the term of the patent, which expires in October 2008. In June 2002, we entered into a technology development agreement with IBM, as described in more detail in the “Business — Technology and Product Development” section, in order to gain access to IBM’s next-generation silicon germanium technology. This development agreement expires in February 2005 but can be renewed at no additional cost. Previously, this agreement was renewed at no cost for an additional term of two years. With the exception of our technology development agreement with IBM, the capabilities licensed or otherwise acquired through these agreements could be developed by us, but would require considerable time and expense.

      From time to time we license our technology to third parties. The revenue generated from these licenses is a small percentage of our total revenue. We generally do not actively seek out licensing opportunities, but will take advantage of opportunities that arise in the normal course of business. Currently, we are actively supplying oscilloscope components and software support to Iwatsu, with whom we maintain a strategic alliance in Japan, pursuant to long-standing joint development agreements with Iwatsu. The license contained in our agreement with Iwatsu is perpetual.

      Although we believe that our products and technologies do not infringe the proprietary rights of third parties, third parties including our competitor Tektronix have asserted patent infringement claims against us, and there can be no assurance that third parties will not assert claims against us based on the infringement or alleged infringement of any such rights. Such claims are typically costly to defend, regardless of the legal outcome. There can be no assurance that we would prevail with respect to any such claim, or that a license to third party rights, if needed, would be available on acceptable terms. In any event, patent and proprietary rights litigation can be extremely protracted and expensive.

      In February 1994, we settled litigation with Tektronix involving allegations that our oscilloscope products infringed certain patents held by Tektronix. Pursuant to the settlement agreement with Tektronix, which expires September 4, 2004, Tektronix may terminate the license in the event that: we acquire 20% or more of the stock of, or a controlling interest in, any of a number of specified companies participating in the oscilloscope market or any of their respective affiliates; any of these specified companies acquires 20% or more of the stock of, or a controlling interest in, us or an affiliate of ours; or we attempt to transfer the Tektronix license to any of these specified companies, and do not obtain Tektronix’s prior written consent. This provision of the license agreement could preclude us from making an investment in or acquisition of such companies. It could also discourage such companies or other third parties from attempting to acquire control of us or limit the price that such parties might be willing to pay for our common stock. In addition, this provision could limit the price that investors might be willing to pay in the future for our common stock. These restrictions will expire upon termination of the settlement agreement.

Regulation

      As we manufacture our products in the United States and sell our products and purchase parts, components and sub-assemblies in a number of countries, we are subject to legal and regulatory requirements, particularly the imposition of tariffs, customs, in a variety of countries. Our products are also subject to United States export control restrictions. In certain cases, we may not be permitted to export products without obtaining an export license. U.S. export laws also prohibit the export of our products to a number of countries deemed by the United States to be hostile. The export of our high-performance oscilloscopes from the United States is also subject to regulation under the Treaty for Nuclear Non-

Proliferation. We cannot be certain that the U.S. government will approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.

Legal Proceedings

      On April 28, 2003, Tektronix filed a complaint against us in the United States District Court for the District of Oregon claiming that we infringed on eight of its U.S. patents. In our responsive pleading, we denied that we have infringed, or are infringing, any of these patents, and contend that the patents are invalid. Four of these patents concern software user interface features for oscilloscopes, two concern circuitry, and two concern probes. On August 5, 2003, we filed a counterclaim in the United States District Court for the District of Oregon claiming that Tektronix infringed on four of our patents. We believe we have meritorious defenses and we intend to vigorously defend this action.

      On January 15, 2003, we were sued by Sicom Systems in the United States District Court for the District of Delaware for patent infringement of a U.S. patent relating to the graphical display of test limits. We answered the complaint denying infringement and asserted a counterclaim alleging the invalidity of the patent and that Sicom had abused the judicial process by bringing a baseless patent infringement claim. On July 16, 2003, we filed a Motion to Dismiss Sicom’s case, contending that Sicom did not have standing to bring the litigation. On November 20, 2003, the Court granted our Motion to Dismiss. On December 18, 2003, Sicom filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit. On December 30, 2003, Sicom filed a new patent infringement lawsuit against us in the United States District Court for the District of Delaware. Tektronix and Agilent Technologies are also co-defendants in this new litigation. The complaint in this new case is essentially the same as the complaint filed by Sicom on January 15, 2003, except that Sicom now states that it entered into an amendment to its license agreement with the Canadian government on December 19, 2003, and that Sicom now has the exclusive right to bring suit for infringement of the patent in the United States. On January 5, 2004, Sicom filed a Notice and Order of Dismissal of Appeal of its appeal to the Court of Appeals for the Federal Circuit and the Order was entered on the following day. In our responsive pleading, we have denied that we have infringed, or are infringing, the patent, and contend that the patent is invalid. We intend to vigorously defend ourselves in this litigation.

      From time to time, we are involved in lawsuits, claims, investigations and proceedings, including patent and environmental matters, that arise in the ordinary course of business. There are no matters pending, including those described above, that we expect to be material to our business, results of operations, financial condition or cash flows.

Employees

      As of December 31, 2003, we had 377 full-time employees, 227 of whom work in our Chestnut Ridge, New York facility. Our employees are not represented by a labor union and we have not experienced any work stoppages. We believe that our employee relations are generally satisfactory.

Facilities

      We own our executive offices and manufacturing facility, which is an approximately 88,000 square foot building in Chestnut Ridge, New York. In addition, we lease other office space around the world to support our local sales and service operations and to support our research and development activities. We believe that our facilities are in good condition and are suitable and sufficient for our current operations.

MANAGEMENT

Executive Officers and Directors

      Unless otherwise set forth, below are the name, age, position, and a brief account of the business experience of each of our executive officers and directors as of April 7, 2004:

Name	Age	Position(s)

Thomas H. Reslewic	45	President; Chief Executive Officer and Director
R. Scott Bausback	43	Executive Vice President, Chief Operating Officer
Conrad J. Fernandes	43	Vice President, Worldwide Sales
David C. Graef	47	Vice President, Chief Technology Officer
Scott D. Kantor	40	Vice President, Finance; Chief Financial Officer; Secretary and Treasurer
Charles A. Dickinson(1)	80	Chairman of the Board of Directors
Robert E. Anderson(2)(3)	63	Director
Peter H. Kamin(2)	42	Director
Walter O. LeCroy, Jr.	68	Director
William G. Scheerer(1)(2)(3)	66	Director
Allyn C. Woodward, Jr.(1)(3)	63	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Nominating/ Governance Committee

      Thomas H. Reslewic was named to our Board of Directors in January 2002. He joined us in 1990 and has served as President and Chief Executive Officer since January 2002. Mr. Reslewic previously served as President from October 2000 until December 2001, and Executive Vice President and Chief Operating Officer from February 1998 until October 2000. Mr. Reslewic has a Bachelor of Science degree in physics from the College of the Holy Cross and a Master of Business Administration degree from the University of Oregon.

      R. Scott Bausback has served as Executive Vice President, Chief Operating Officer since joining us in August 2001. Previously, he held a variety of sales and marketing management positions during an 18-year tenure at Tektronix, culminating in his role as Vice President and General Manager of Tektronix’s Communications Business Unit from September 1998 until June 2001. Mr. Bausback has a Bachelor of Science degree in electrical engineering from Rutgers College of Engineering and completed the YEI Executive Education program at Kenan-Flagler Business School at the University of North Carolina at Chapel Hill.

      Conrad J. Fernandes has served as Vice President, Worldwide Sales since July 2001. Previously, Mr. Fernandes served as Vice President, International Sales from 1999 until 2000, Director of Asia-Pacific Sales from 1994 until 1999 and Product Marketing Manager from 1990 until 1994. Mr. Fernandes has a Bachelor of Electronic Engineering degree and a Master of Business Administration degree from City University of London.

      David C. Graef has served as Vice President, Chief Technology Officer since April 2003. Previously, he served as Vice President, Research and Development from January 1999 through March 2003, Engineering Manager from June 1996 through January 1999 and Senior Engineer from January 1989 through May 1996. Mr. Graef has a Bachelor of Science degree in Electrical Engineering from the University of Bridgeport.

      Scott D. Kantor has served as Vice President, Finance and Chief Financial Officer since February 2003. Previously, he served as our Vice President and Corporate Controller since August 1999. Before joining us, Mr. Kantor was with Sappi Fine Paper N.A., from April 1996 to August 1999, where he served as Assistant Financial Controller and led a business process reengineering project that resulted in the redesign of the company’s financial processes in connection with a large-scale ERP implementation. Mr. Kantor previously held accounting and financial reporting positions at Genzyme Corporation and Costar Corporation and was a Senior Accountant with Deloitte & Touche, LLP. Mr. Kantor has a Bachelor of Science degree from California State University and a Master of Business Administration degree from Boston University.

      Charles A. Dickinson joined our Board of Directors in May 1998 and became Chairman of the Board of Directors in February 1999. Mr. Dickinson is retired. Mr. Dickinson also serves as a director of Solectron Corporation, JMAR Technologies, Inc., Aavid Thermal Technology, Inc. and two privately held corporations.

      Robert E. Anderson joined our Board of Directors in July 1995 and has been President of Omniken Inc., a private consulting firm, since September 1993. Mr. Anderson is also a director of several private companies.

      Peter H. Kamin joined our Board of Directors in August 2001. Mr. Kamin has been a Partner of ValueAct Capital Partners LLP, an investment management company, since June 2000. From June 1992 to June 2000, Mr. Kamin was a Partner of Peak Investment, L.P., an investment management company. Mr. Kamin is also a director of Insurance Auto Auction, Inc. and One Source Information Services, Inc.

      Walter O. LeCroy, Jr., who founded our company, has been a member of our Board of Directors since 1964 and has served as Honorary Chairman of the Board since February 1999. Mr. LeCroy previously served as the Chairman of the Board from our founding to January 1999. Mr. LeCroy is also a director of Butler International, Inc. and Parrot Digigraphic, Ltd.

      William G. Scheerer joined our Board of Directors in July 1995 and was President of Performance Quest LLC, a private consulting company, from January 1997 until December 31, 2003. Mr. Scheerer was Vice President of Kalman Saffran Associates, Inc., a high technology research and development contract company, from March 1997 to January 2001. He has served as a management consultant since January 2004.

      Allyn C. Woodward, Jr. joined our Board of Directors in June 1998 and has been Vice Chairman of Adams, Harkness & Hill, Inc., an institutional research, brokerage and investment-banking firm, for the last five years. Mr. Woodward serves as a director of several private companies, and is an Overseer of and member of the Finance Committee of the Newton Wellesley Hospital and a director of the New England High Tech Charity Foundation.

Certain Relationships and Related Transactions

      We have adopted a policy that all transactions between us and our officers, directors and affiliates must be on terms no less favorable to us than those that could be obtained from unrelated third parties and must be approved by a majority of the disinterested members of the Board of Directors.

      On October 20, 2000, the Compensation Committee of the Board of Directors approved a $250,000 five-year loan to Thomas H. Reslewic, then LeCroy’s President, secured by Mr. Reslewic’s non-qualified stock options. The loan accrues interest at 9.5% compounded annually with interest payable at the maturity of the loan. If Mr. Reslewic remains an employee of LeCroy for the entire five-year term of the loan or is terminated without cause prior to the maturity date of the loan, we will forgive the loan principal and all accrued interest.

      During fiscal 1999, we pledged an $180,000 certificate of deposit with a commercial lender as collateral for a loan obtained by Mr. Reslewic. This loan was paid off by Mr. Reslewic in May 2003 and, accordingly, the certificate of deposit was released.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 2003, and as adjusted to reflect the sale of 1,500,000 shares of common stock in the offering by us and the selling stockholders, by (i) each person or group who is known by us to own beneficially more than five percent (5%) of our issued and outstanding common stock; (ii) each of our directors and executive officers; (iii) all executive officers and directors as a group and (iv) the selling stockholders.

      Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2003 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership before the offering is based on 10,548,465 shares outstanding as of December 31, 2003. Percentage ownership after the offering is based on 11,048,465 shares of common stock outstanding immediately after completion of this offering, including shares sold by us in this offering. Except as otherwise indicated below, to our knowledge, all persons listed below have sole voting power and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each of the following stockholders is c/o LeCroy Corporation, 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977.

	Shares Beneficially					Number of	Percentage
	Owned Prior to the			Shares Beneficially		Shares Sold if	Ownership if
	Offering		Number of	Owned After Offering		Over-Allotment	Over-Allotment
			Shares Sold			Option is	Option is
	Number of	Percentage	in the	Number of	Percentage	Exercised in	Exercised in
Name and Address of Beneficial Owner	Shares	Ownership	Offering	Shares	Ownership	Full	Full

Five Percent Stockholders
Entities affiliated with VA Partners, L.L.C.	1,475,072	14.0%	1,000,000	475,072	4.3%	—	4.2%
George F. Hamel, Jr., Peter H. Kamin, Jeffrey W. Ubben(1) One Maritime Plaza, Suite 1400 San Francisco, CA 94111
State of Wisconsin Investment Board	1,720,420	16.3	—	1,720,420	15.6	—	15.3
P.O. Box 7842 Madison, Wisconsin 53707
Kopp Investment Advisors, LLC and certain affiliates	1,224,415	11.6	—	1,224,415	11.1	—	10.9
LeRoy C. Kopp(2) 7701 France Avenue South, Suite 500 Edina, Minnesota 55435
State Street Research & Management Company(3)	1,015,400	9.6	—	1,015,400	9.2	—	9.0
1 Financial Center Boston, Massachusetts 02111
Royce & Associates, LLC	756,200	7.2	—	756,200	6.8	—	6.7
1414 Avenue of the Americas New York, NY 10019
TCW Group, Inc. and its direct and indirect subsidiaries(4)	801,718	7.6	—	801,718	7.3	—	7.1
865 South Figueroa Street Suite 1800 Los Angeles, California 90017

	Shares Beneficially							Number of	Percentage
	Owned Prior to the				Shares Beneficially			Shares Sold if	Ownership if
	Offering			Number of	Owned After Offering			Over-Allotment	Over-Allotment
				Shares Sold				Option is	Option is
	Number of	Percentage		in the	Number of	Percentage		Exercised in	Exercised in
Name and Address of Beneficial Owner	Shares	Ownership		Offering	Shares	Ownership		Full	Full

Directors and Executive Officers
Peter H. Kamin(5)	1,508,572	14.3%		1,000,000	508,572	4.6%		—	4.5%
c/o ValueAct Capital Partners 2 International Place, 25th Floor Boston, MA 02110
Walter O. LeCroy, Jr.(6)	444,657	4.2		—	444,657	4.0		—	3.9
Thomas H. Reslewic(7)	292,346	2.7		—	292,346	2.6		—	2.5
David C. Graef(8)	99,041		*	—	99,041		*	—	*
R. Scott Bausback(9)	62,500		*	—	62,500		*	—	*
Conrad J. Fernandes(10)	64,224		*	—	64,224		*	—	*
Robert E. Anderson(11)	59,870		*	—	59,870		*	—	*
Charles A. Dickinson(12)	49,354		*	—	49,354		*	—	*
William G. Scheerer(13)	49,101		*	—	49,101		*	—	*
Allyn C. Woodward(14)	48,716		*	—	48,716		*	—	*
Scott D. Kantor(15)	39,797		*	—	39,797		*	—	*

All executive officers and directors as a group (11 persons)(16)	2,718,178			1,000,000

*	Denotes less than 1% of the outstanding common stock.

(1)	Includes 1,327,715 shares held by ValueAct Capital Partners, L.P., 107,565 shares held by ValueAct Capital Partners II, L.P. and 39,792 shares held by ValueAct Capital International, Ltd. VA Partners, L.L.C. is the general partner of ValueAct Capital Partners, L.P. and ValueAct Capital Partners II, L.P. and the investment manager of ValueAct Capital International, Ltd. Mr. Kamin is a member of our board of directors. Messrs. Hamel, Kamin and Ubben are each managing members, principal owners and controlling persons of VA Partners, L.L.C. and directors and principal executive officers of ValueAct Capital International, Ltd. and, as such, exercise voting and/or dispositive powers for the shares held by affiliates of VA Partners, L.L.C. Messrs. Hamel, Kamin and Ubben each disclaims beneficial ownership of all of the shares held by entities affiliated with VA Partners, L.L.C. except to the extent of his pecuniary interest therein.

(2)	Includes 1,400 shares held by LeRoy C. Kopp, 640,000 shares held by Kopp Emerging Growth Fund and 583,015 shares held by Kopp Investment Advisors, LLC. Mr. Kopp holds a controlling interest in Kopp Holding Company, which in turn controls Kopp Holding Company, LLC. Kopp Investment Advisors, LLC is a wholly-owned subsidiary of Kopp Holding Company, LLC. Kopp Emerging Growth Fund has an investment advisor agreement with Kopp Investment Advisors, LLC. Kopp Investment Advisors, LLC has sole voting power over 1,107,665 shares held by it or its affiliates, sole dispositive power over 640,000 shares held by it or its affiliates and shared dispositive power over 585,015 shares held by it or its affiliates. Mr. Kopp is the Chief Executive Officer of Kopp Investment Advisors, LLC. Mr. Kopp exercises voting and/or dispositive powers for the 1,400 shares held by him.

(3)	Includes 1,015,400 shares held by State Street Research & Management Company on behalf of its clients. State Street Research & Management Company disclaims beneficial ownership of all shares held by it.

(4)	Includes 801,718 shares held by TCW Group, Inc. and its direct and indirect subsidiaries, Trust Company of the West, TCW Asset Management Company, and TCW Investment Management Company. TCW Group, Inc. and its indirect and direct subsidiaries exercise shared voting power over 747,918 shares and shared dispositive power over 801,718 shares. The ultimate parent company of TCW Group, Inc. is Société Générale, S.A., a French corporation. Societe Generale, S.A., its executive officers and directors, and its direct and indirect subsidiaries may beneficially own some of our shares (other than shares held by TCW Group, Inc. and its direct and indirect subsidiaries) and such shares are not included herein. TCW Group, Inc. disclaims beneficial ownership of any shares beneficially owned by Société Générale, S.A. and any of Société Générale S.A.’s other business units. Societe Generale, S.A. disclaims beneficial ownership of shares beneficially owned by TCW Group, Inc.

(5)	Includes 33,500 shares of common stock issuable to Peter Kamin under stock options currently exercisable or exercisable within 60 days of December 31, 2003 and 1,475,072 shares of common stock owned by affiliates of VA Partners, L.L.C. Under an agreement with ValueAct Capital Partners, L.P., Mr. Kamin is deemed to hold the options for the benefit of ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd. and indirectly for VA Partners, L.L.C. as a general partner of ValueAct Capital Partners II, L.P. Mr. Kamin does not have voting or investment power with respect to the shares held by affiliates of VA Partners, L.L.C., and disclaims beneficial ownership of these shares.

(6)	Excludes 4,183 shares of common stock held in certain trusts for the benefit of Mr. LeCroy’s family, in which shares Mr. LeCroy disclaims beneficial ownership.

(7)	Includes 279,687 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(8)	Includes 90,050 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(9)	Includes 62,500 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(10)	Includes 63,746 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(11)	Includes 58,870 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(12)	Includes 48,954 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(13)	Includes 200 shares held jointly by Mr. Scheerer and his spouse and 48,901 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(14)	Includes 48,716 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(15)	Includes 39,618 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003.

(16)	Includes 465,737 shares of common stock issuable under stock options currently exercisable or exercisable within 60 days of December 31, 2003. In connection with this offering, all executive officers and directors as a group (11 persons) are selling 1,000,000 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

      The following summary describes the material terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to the actual provisions of our certificate of incorporation and bylaws, which are incorporated by reference into the registration statement that includes this prospectus.

      Our certificate of incorporation authorizes us to issue up to 45,000,000 shares of common stock, par value $.01 per share, and up to 5,000,000 shares of preferred stock, $.01 par value per share. As of December 31, 2003, there were 10,548,465 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

      On all matters submitted to a vote of our stockholders, the holders of our common stock are entitled to one vote for each share held of record. Our certificate of incorporation does not entitle the holders of our common stock to cumulate votes. Subject to preferences that may be applicable to any then outstanding series of our preferred stock, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any then outstanding series of our preferred stock.

      The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

      In the first fiscal quarter of 2004, we repurchased all outstanding shares of our Series A redeemable convertible preferred stock. Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to provide for the issuance of up to an aggregate of 5,000,000 shares of our preferred stock in one or more series and to fix the number of shares, designations, powers, preferences, privileges and relative participating, optional or other special rights as well as the qualifications, limitations or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The issuance of a series of our preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or affect adversely the rights and powers, including voting rights, of the holders of our common stock, and may have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue additional shares of our Series A redeemable convertible preferred stock or to designate or issue any additional series of our preferred stock.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

      Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third-party to acquire us or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

      We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares will be held tendered in a tender or exchange offer); or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

Generally, a business combination includes a merger, consolidation, stock sale or asset sale involving 10% or more of a corporation’s assets, and other similar transactions resulting in a financial benefit to an interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

      A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our bylaws contain any such exclusion.

Charter and Bylaws Anti-Takeover Provisions

      General. A number of provisions of our certificate of incorporation and our bylaws concern matters of corporate governance and the rights of our stockholders. Some of these provisions, as well as the ability of our board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms of the preferred stock, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors. Those provisions may also discourage takeover attempts which some of our stockholders may deem to be in their best interests.

      Board of Directors. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Pursuant to our certificate of incorporation, our board of directors is divided into three classes. The classes are as nearly equal in number of directors as possible. Each director shall serve for a term expiring at the third annual meeting following the annual meeting at which the director was elected. As a result of the division of our board of directors into three classes and in accordance with Delaware law, our stockholders may remove members of our board of directors only for cause.

      The classification of our board of directors, together with the ability of our board of directors to issue additional shares of our preferred stock without further shareholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the stockholders.

      Amendment of Bylaws. As permitted by Delaware law, our certificate of incorporation gives our directors the power to make, alter, amend, change, add to or repeal our bylaws. Additionally, our stockholders are entitled to amend our bylaws upon the affirmative vote of at least a majority of the shares entitled to vote at a meeting of our stockholders at which a quorum is present.

Listing on the Nasdaq National Market

      Our common stock is quoted on the Nasdaq National Market under the symbol “LCRY.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

UNDERWRITING

      We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Number
Name	of Shares

SG Cowen Securities Corporation	675,000
Needham & Company, Inc	450,000
Thomas Weisel Partners LLC	375,000

Total	1,500,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by the selling stockholders and by us if any shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.5387 per share. Securities dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 225,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from the selling stockholders and us in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders.

		Total

		Without
		Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$19.00	$28,500,000	$32,775,000
Underwriting discount	0.8978	1,346,700	1,548,705
Proceeds, before expenses, to us	18.1022	9,051,100	13,124,095
Proceeds, before expenses, to selling stockholders	18.1022	18,102,200	18,102,200

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $800,000.

      We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

      Our directors and executive officers and the selling stockholders have agreed with the underwriters that for a period of 90 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. Such 90-day period is subject to extension in the event that either (1) during the last 17 days of such 90-day period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of such 90-day period, we announce that we will release earnings results during the 18-day period beginning on the last day of the 90-day period, in which case the “lock-up” restrictions will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event. In addition, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director or executive may transfer his or her securities by gift or for estate planning purposes. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters provided we may, without the consent of the underwriters, grant options and sell shares pursuant to our stock plans. There are no agreements between the underwriters and us or any of our directors or executive officers or the selling stockholders releasing them from these lock-up agreements prior to the expiration of the 90-day period.

      The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising their over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

      SG Cowen Securities Corporation has provided financial advisory services to us from time to time in the ordinary course of its business. In addition, SG Cowen Securities Corporation owns warrants to acquire 28,571 shares of our common stock, which were acquired on August 15, 2001. TCW Group, Inc., which beneficially owns 801,718 shares of our common stock, is an independent entity from, but shares a parent company, Société Générale, S.A., with, SG Cowen Securities Corporation.

LEGAL MATTERS

      Fish & Richardson P.C., Boston, Massachusetts, will pass upon the validity of our common stock offered in this offering. Roger D. Feldman, a principal at Fish & Richardson P.C., is one of our Assistant Secretaries. Mr. Feldman holds, as trustee of certain trusts, an aggregate of 76,607 shares of our common stock. Mr. Feldman disclaims beneficial ownership of these shares. Dechert LLP, Philadelphia, Pennsylvania, has acted as counsel for ValueAct Capital Partners with respect to certain legal matters in connection with the offering. Weil, Gotshal & Manges LLP advised the underwriters in connection with this offering.

EXPERTS

      The consolidated financial statements and related financial statement schedule of LeCroy Corporation and subsidiaries as of June 30, 2003 and for the year then ended, have been included herein and incorporated by reference herein from our Annual Report on Form 10-K/A for the year ended June 30, 2003 and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere in this prospectus and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements and schedule of LeCroy Corporation at June 30, 2002, and for the years ended June 30, 2002 and 2001, appearing in this prospectus and registration statement as well as in our Annual Report on Form 10-K/A for the year ended June 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and therein. We have included and incorporated by reference these financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov. Our common stock is traded on the Nasdaq National Market. Materials that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a Registration Statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement on Form S-3, as permitted by the SEC. You should refer to the Registration Statement on Form S-3, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

      Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus, other than exhibits to documents, unless the exhibits are specifically incorporated by reference into this prospectus. We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed by us from time to time with the SEC pursuant to the Exchange Act of 1934. Requests for copies should be directed to our Chief Financial Officer at LeCroy Corporation, 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977, (845) 425-2000.

INFORMATION WE ARE INCORPORATING BY REFERENCE

      We incorporate by reference into this prospectus the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 10-K for the year ended June 30, 2003 filed on September 22, 2003, as amended by Form 10-K/A filed on February 9, 2004;

•	The sections entitled “Security Ownership of Certain Beneficial Owners and Management,” “Proposal No. 1 Election of a Class of Directors,” “Executive Compensation and Other Information,” “Certain Relationships and Related Transactions,” “Principal Accountant Fees and Service” and “Section 16(a) Beneficial Ownership Reporting Compliance” contained in our Proxy Statement on Schedule 14A filed September 26, 2003;

•	Quarterly Reports on Form 10-Q for the quarter ended September 30, 2003 filed on November 12, 2003 and amended by Form 10-Q/A filed on February 9, 2004, and for the quarter ended December 31, 2003 filed on February 9, 2004.

•	Current Reports on Form 8-K filed on August 6, 2003 (as amended by Form 8-K/A on August 7, 2003); September 26, 2003; November 24, 2003; December 1, 2003; and February 9, 2004; and

•	the description of our common stock contained in our registration statement on Form S-1 (File No. 33-95620) filed on August 9, 1995, including any amendments or reports filed for the purpose of updating that description.

      You may request a copy of these filings at no cost, other than exhibits unless those exhibits are specifically incorporated by reference herein, by writing to or telephoning us at the following address:

        LeCroy Corporation
700 Chestnut Ridge Road
Chestnut Ridge, New York 10977
Attention: Chief Financial Officer
(845) 425-2000

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

LECROY CORPORATION

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

LeCroy Corporation:

      We have audited the accompanying consolidated balance sheet of LeCroy Corporation and subsidiaries as of June 30, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. In connection with our audit of the 2003 consolidated financial statements, we also audited the 2003 financial statement schedule as listed in Item 15 of the Company’s Form 10-K. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeCroy Corporation and subsidiaries as of June 30, 2003, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related 2003 consolidated financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ KPMG LLP

Short Hills, New Jersey

August 5, 2003

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

LeCroy Corporation:

      We have audited the accompanying consolidated balance sheet of LeCroy Corporation and subsidiaries as of June 30, 2002 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended June 30, 2002 and 2001. Our audits also included the financial statement schedule listed in the index to the consolidated financial statements for the years ended June 30, 2002 and 2001. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeCroy Corporation and subsidiaries as of June 30, 2002, and the consolidated results of its operations and its cash flows for the years ended June 30, 2002 and 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related consolidated financial statement schedule for the years ended June 30, 2002 and 2001, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

MetroPark, New Jersey

July 31, 2002

LeCROY CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,

	2003	2002

	In thousands, except par
	value and share data
ASSETS
Current Assets:
Cash and cash equivalents	$30,851	$27,322
Accounts receivable, net of reserves of $394 and $422 at June 30, 2003 and 2002, respectively	20,523	23,880
Inventories, net	24,720	28,108
Other current assets	10,012	11,873

Total current assets	86,106	91,183
Property and equipment, net	20,021	21,354
Other assets	16,025	14,454

Total assets	$122,152	$126,991

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$10,937	$12,971
Accrued expenses and other liabilities	12,338	14,947

Total current liabilities	23,275	27,918
Deferred revenue and other non-current liabilities	3,028	4,302

Total liabilities	26,303	32,220
Commitments and contingencies
Redeemable convertible preferred stock, $.01 par value (authorized 5,000,000 shares of preferred stock; 500,000 shares issued and outstanding designated as redeemable convertible preferred stock; liquidation value, $15,735 and $14,049 at June 30, 2003 and 2002, respectively)	15,335	13,266

Stockholders’ Equity:
Common stock, $.01 par value (authorized 45,000,000 shares; 10,412,562 and 10,323,071 issued and outstanding at June 30, 2003 and 2002, respectively)	104	103
Additional paid-in capital	79,864	81,279
Warrants to purchase common stock	2,165	2,165
Accumulated other comprehensive loss	(1,598)	(3,695)
Retained earnings (deficit)	(21)	1,653

Total stockholders’ equity	80,514	81,505

Total liabilities and stockholders’ equity	$122,152	$126,991

The accompanying notes are an integral part of these consolidated financial statements.

LeCROY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,

	2003	2002	2001

	In thousands, except per share data
Revenues:
Digital oscilloscopes and related products	$95,008	$101,077	$129,425
High-energy physics products	—	1,419	3,757
Service and other	12,851	8,960	8,206

Total revenues	107,859	111,456	141,388
Cost of sales (included in fiscal 2003 is $2,280 of asset impairment charges and $163 of severance charges; included in fiscal 2002 is $3,601 of inventory charges and $1,035 of severance charges; included in fiscal 2001 is $70 of severance charges)	51,471	59,982	67,838

Gross profit	56,388	51,474	73,550

Operating expenses:
Selling, general and administrative (included in fiscal 2003 is $286 of plant closing costs and $2,382 of severance charges, partially offset by the reversal of an unused 2002 restructuring reserve of $78; included in fiscal 2002 is $3,020 of severance charges; included in fiscal 2001 is $724 of severance charges, partially offset by the reversal of an unused 1999 restructuring reserve of $243)	40,940	40,212	44,459
Research and development (included in fiscal 2003, 2002 and 2001 is $670, $185 and $117 of severance charges, respectively; included in fiscal 2002 is a $4,000 technology access fee)	18,226	22,006	17,682

Total operating expenses	59,166	62,218	62,141

Operating (loss) income	(2,778)	(10,744)	11,409
Other (expense) income, net	(84)	188	(471)

(Loss) income from continuing operations before income taxes and the cumulative effect of an accounting change	(2,862)	(10,556)	10,938
Benefit from income taxes	1,059	4,307	897

(Loss) income from continuing operations before the cumulative effect of an accounting change	(1,803)	(6,249)	11,835
Discontinued operations:
Loss from discontinued operations, net of tax benefit of $957 in fiscal 2001	—	—	(1,442)
Gain (loss) on sale, net of tax (provision) benefit of ($75) and $314 in 2003 and 2001, respectively	129	—	(552)

(Loss) income before the cumulative effect of an accounting change	(1,674)	(6,249)	9,841
Cumulative effect of an accounting change for revenue recognition, net of tax benefit of $2,728.	—	—	4,417

Net (loss) income	(1,674)	(6,249)	5,424
Charges related to convertible preferred stock	2,069	1,876	1,700
Cumulative effect of an accounting change for preferred stock	—	—	1,848

Net (loss) income applicable to common stockholders	$(3,743)	$(8,125)	$1,876

	Years Ended June 30,

	2003	2002	2001

	In thousands, except per share data
(Loss) income per common share-basic:
(Loss) income from continuing operations before the cumulative effect of an accounting change applicable to common stockholders	$(0.37)	$(0.81)	$1.20
Gain (loss) from discontinued operations	0.01	—	(0.24)
Cumulative effect of an accounting change	—	—	(0.74)

Net (loss) income applicable to common stockholders	$(0.36)	$(0.81)	$0.22

(Loss) income per common share-diluted:
(Loss) income from continuing operations before the cumulative effect of an accounting change applicable to common stockholders	$(0.37)	$(0.81)	$1.15
Gain (loss) from discontinued operations	0.01	—	(0.23)
Cumulative effect of an accounting change	—	—	(0.71)

Net (loss) income applicable to common stockholders	$(0.36)	$(0.81)	$0.21

Weighted average number of common shares:
Basic	10,364	10,052	8,476
Diluted	10,364	10,052	8,847

The accompanying notes are an integral part of these consolidated financial statements.

LeCROY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
					Other
	Common Stock		Common	Additional	Comprehensive	Retained
			Stock	Paid-in	Income	Earnings
	Shares	Amount	Warrants	Capital	(Loss)	(Deficit)	Total

	In thousands
Balance at June 30, 2000	7,803	$78	$1,848	$41,911	$(4,629)	$7,901	$47,109

Comprehensive income:
Net income	—	—	—	—	—	5,424	5,424
Foreign currency translation	—	—	—	—	(2,412)	—	(2,412)
Unrealized loss on marketable securities	—	—	—	—	(507)	—	(507)

Total comprehensive income	—	—	—	—	—	—	2,505

Stock option and stock purchase plans	188	2	—	2,427	—	—	2,429
Tax benefit from exercise of stock options	—	—	—	3,135	—	—	3,135
Charges related to convertible preferred stock	—	—	—	1,847	—	(3,547)	(1,700)
Issuance of shares in private placements	517	5	—	5,191	—	—	5,196
Issuance of shares for acquisition	100	1	—	974	—	—	975
Issuance of stock warrants	—	—	1,366	(106)	—	—	1,260
Exercise of stock warrants	126	1	(1,366)	1,366	—	—	1
Securities offering costs	—	—	—	(430)	—	—	(430)

Balance at June 30, 2001	8,734	87	1,848	56,315	(7,548)	9,778	60,480

Comprehensive loss:
Net loss	—	—	—	—	—	(6,249)	(6,249)
Foreign currency translation	—	—	—	—	4,213	—	4,213
Reversal of cumulative unrealized gain on sale of marketable securities	—	—	—	—	(360)	—	(360)

Total comprehensive loss	—	—	—	—	—	—	(2,396)

Stock option and stock purchase plans	160	2	—	2,031	—	—	2,033
Tax benefit from exercise of stock options	—	—	—	82	—	—	82
Charges related to convertible preferred stock	—	—	—	—	—	(1,876)	(1,876)
Issuance of shares in private placement	1,429	14	—	24,986	—	—	25,000
Issuance of stock warrants	—	—	317	(317)	—	—	—
Securities offering costs	—	—	—	(1,818)	—	—	(1,818)

Balance at June 30, 2002	10,323	103	2,165	81,279	(3,695)	1,653	81,505

Comprehensive loss:
Net loss	—	—	—	—	—	(1,674)	(1,674)
Foreign currency translation	—	—	—	—	2,097	—	2,097

Total comprehensive income	—	—	—	—	—	—	423

Stock option and stock purchase plans	90	1	—	654	—	—	655
Charges related to convertible preferred stock	—	—	—	(2,069)	—	—	(2,069)

Balance at June 30, 2003	10,413	$104	$2,165	$79,864	$(1,598)	$(21)	$80,514

The accompanying notes are an integral part of these consolidated financial statements.

LeCROY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,

	2003	2002	2001

	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,674)	$(6,249)	$5,424
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,752	6,215	5,231
Deferred income taxes	(1,674)	(4,466)	(3,957)
Impairment of intangible assets	2,030	—	—
Recognition of deferred revenue	(1,419)	(1,560)	(1,106)
Loss on disposal of property and equipment	52	—	—
Inventory and severance charges	—	3,772	—
Loss on sale of marketable securities	—	122	—
Tax benefit from exercise of stock options	—	82	537
Cumulative effect of an accounting change, net of taxes	—	—	4,417
(Gain) loss on sale of discontinued operations, net of taxes	(129)	—	552
Change in operating asset and liabilities:
Accounts receivable	4,082	2,573	(8,130)
Inventories	3,582	630	(7,661)
Other current and non-current assets	415	1,117	(1,978)
Accounts payable, accrued expenses and other liabilities	(5,334)	(9,099)	7,257

Net cash provided by (used in) operating activities	6,683	(6,863)	586

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,633)	(4,095)	(4,858)
Investment in computer software	—	—	(2,097)
Purchase of intangible assets	(1,260)	—	—
Proceeds from the sale of marketable securities	—	1,849	—
Proceeds from the sale of business segment	—	—	12,000

Net cash (used in) provided by investing activities	(3,893)	(2,246)	5,045

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under line of credit and capital leases	—	—	458
Repayment of borrowings under line of credit and capital leases	(85)	(81)	(11,000)
Proceeds from issuance of common stock	—	23,182	4,766
Proceeds from employee stock purchase and option plans	619	1,722	2,429

Net cash provided by (used in) financing activities	534	24,823	(3,347)

Effect of exchange rate changes on cash	205	159	114

Net increase in cash and cash equivalents	3,529	15,873	2,398
Cash and cash equivalents, beginning of the year	27,322	11,449	9,051

Cash and cash equivalents, end of the year	$30,851	$27,322	$11,449

Supplemental Cash Flow Disclosure
Cash paid during the year for:
Interest	$104	$119	$462
Income taxes	816	716	590
Non-cash investing and financing activities:
Acquisition of distributor in exchange for amounts due to the Company	300	—	—
Issuance of shares for acquisition	—	—	1,000

The accompanying notes are an integral part of these consolidated financial statements.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1.     Summary of Significant Accounting Policies

Organization

      LeCroy Corporation (the “Company” or “LeCroy”), was founded and incorporated in the State of New York in 1964 and reincorporated in the State of Delaware in 1995. Using the Company’s core competency of WaveShape Analysis, defined as the capture and analysis of complex electronic signals, the Company develops, manufactures, sells and licenses signal acquisition and analysis products. The Company’s principal product line consists of a family of high-performance digital oscilloscopes used primarily by electrical design engineers in various markets, including computer/ semiconductor, data storage, communications and power measurement. The Company also produces modular digitizers and various electronic components. In addition, the Company generates revenue by providing service on all of its products beyond the normal warranty period.

Basis of Presentation and Use of Estimates

      The consolidated financial statements include the accounts of LeCroy Corporation and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the revenues and expenses reported during the period. Examples include the allowance for doubtful accounts; allowance for excess and obsolete inventory; intangible asset valuation; determining when impairments are other-than-temporary; and the assessment of the valuation of deferred income taxes and income tax reserves. These estimates and assumptions are based on management’s judgment and available information and, consequently, actual results could differ from these estimates.

Fiscal Year Ending Dates

      The operations of the U.S. parent company, LeCroy Corporation, have a fiscal year ending on the Saturday closest to June 30 (June 28, 2003, June 29, 2002 and June 30, 2001). Each of these fiscal years represented a 52-week period. The majority of the foreign subsidiaries have a June 30 fiscal year-end. The consolidated financial statement year-end references are stated as June 30.

Revenue Recognition

      Revenue is recognized when products are shipped or services are rendered to customers, net of allowances for anticipated returns. The Company’s revenue-earning activities generally involve delivering or producing goods, and revenues are considered to be earned when the Company has completed the process by which it is entitled to such revenues. The following criteria are used for revenue recognition; pervasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable and collection is reasonably assured. Revenues from service contracts are recognized ratably over the contract period. A deferral is recorded for post-contract support and any other further deliverables included within the sales contract agreement. This deferral is earned and accordingly, recognized as contract elements are completed.

      Beginning in fiscal 2001 with the adoption of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (“SAB 101”) “Revenue Recognition in Financial Statements,” revenue from license fees under agreements that have exclusivity clauses and, from the licensee’s perspective, have

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ongoing requirements or expectations that are more than perfunctory, are recognized over the term of the related agreements. An on-going requirement or expectation would be considered more than perfunctory if any party to the contract considers it to be “essential to the functionality” of the delivered product or service or failure to complete the activities would result in the customer receiving a full or partial refund or rejecting the products delivered or services performed to date.

      Under SAB 101, which the Company adopted in fiscal 2001, certain previously recognized license fee revenue was deferred and recognized in future periods over the terms of the agreements. The adoption of SAB 101 was recorded as of the beginning of fiscal 2001 and resulted in a non-cash charge for the cumulative effect of an accounting change of $4.4 million, net of a tax benefit of $2.7 million. The deferred revenue will be amortized into revenue over 5.5 years, the remaining terms of the license agreements. The Company recognized pre-tax deferred license fee revenue of $1.3 million during fiscal years 2003, 2002 and 2001. Such license fees were included in Service and other revenue in the Consolidated Statements of Operations. As of June 30, 2003, the remaining balance of pre-tax deferred license fee revenue was $3.3 million.

      The Company recognizes software license revenue in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position 98-9 (“SOP 98-9”), “Modifications of SOP 97-2 with Respect to Certain Transactions.” Revenues from perpetual software license agreements are recognized upon shipment of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on the relative fair values of the elements. The determination of fair value of each element in multiple element-arrangements is based on vendor specific objective evidence (“VSOE”). The Company analyzes all of the elements and determines if there is sufficient VSOE to allocate revenue to maintenance included in multiple element-arrangements. Accordingly, assuming all other revenue recognition criteria are met, revenue is recognized upon delivery using the residual method in accordance with SOP 98-9, where the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. The revenue allocated to licenses generally is recognized upon delivery of the products. The revenue allocated to maintenance is generally recognized ratably over the term of the support.

      In accordance with SOP 97-2, the Company recognized $3.0 million of revenue for the perpetual license of its MAUI Instrument Operating System technology in fiscal 2003. This perpetual license was included in Service and other revenue in the Consolidated Statements of Operations. Maintenance fees included in the license agreement will be recognized pro rata for each year of maintenance purchased.

Stock — Based Compensation

      The Company accounts for stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) and related interpretations. No stock-based employee compensation cost for the stock option plans is reflected in the Company’s Consolidated Statements of Operations, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation cost for restricted stock is recorded based on the market value on the date of grant. The fair value of restricted stock is charged to Stockholders’ Equity and amortized to expense over the requisite vesting periods. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair value method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to adopt the disclosure requirements of SFAS No. 123 and SFAS

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” an amendment to Financial Accounting Standards Board (“FASB”) Statement No. 123.

      The following table illustrates the effect on net (loss) income and net (loss) income per common share applicable to common stockholders as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Years Ended June 30,

	2003	2002	2001

Net (loss) income, as reported	$(1,674)	$(6,249)	$5,424
Add: stock-based compensation expense included in reported net (loss) income, net of income taxes	24	87	—
Deduct: stock-based compensation expense determined under fair value based method for all awards, net of income taxes	(3,061)	(3,696)	(3,722)

Pro forma net (loss) income	(4,711)	(9,858)	1,702
Charges related to convertible preferred stock	2,069	1,876	3,548

Pro forma net (loss) income applicable to common stockholders	$(6,780)	$(11,734)	$(1,846)

Net (loss) income per common share applicable to common stockholders:
Basic, as reported	$(0.36)	$(0.81)	$0.22
Diluted, as reported	$(0.36)	$(0.81)	$0.21
Basic, pro forma	$(0.65)	$(1.17)	$(0.22)
Diluted, pro forma	$(0.65)	$(1.17)	$(0.22)

      The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest rates of 2.84% for 2003, 4.09% for 2002 and 4.82% for 2001; no dividends; volatility factors of the expected market price of the Company’s Common Stock of 71.4% for 2003, 71.2% for 2002 and 72.4% for 2001 and a weighted average expected life of the options of 4.7 years for 2003, 4.4 years for 2002 and 4.4 years for 2001. For purposes of pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the option vesting periods. The weighted average grant date fair value of options granted during fiscal years 2003, 2002 and 2001 was $6.16, $9.93 and $11.18, respectively. The above pro forma information is based on historical activity and may not represent future trends.

Warranty

      The Company provides a warranty on its products, typically extending three years after delivery and accounted for in accordance with SFAS No. 5, “Accounting for Contingencies.” Estimated future warranty obligations related to products are provided by charges to operations in the period that the related revenue is recognized. These estimates are derived from historical data of product reliability. The expected failure rate is arrived at in terms of units, which are then converted into labor hours to which an average fully burdened cost per hour is applied to derive the amount of accrued warranty required. On a quarterly basis, the Company studies trends of warranty claims and performance of specific products and adjusts its warranty obligation through charges or credits to operations.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and Development

      Research and development costs are expensed as incurred.

Cash and Cash Equivalents

      Cash in excess of current operating requirements are invested in cash equivalents, which are short-term, highly liquid interest bearing investments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value.

Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. Depreciation and amortization of property and equipment is provided on a straight-line basis over the asset’s estimated useful life or related lease term as follows:

Building	20-32 years
Furniture, machinery and equipment	2-12 years
Computer software	5-7 years

Inventories

      Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Impairment of Long-Lived Assets and Acquired Intangible Assets

      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including amortizable intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the undiscounted cash flows are less than the carrying amount, an impairment loss is recorded to the extent that the carrying amount exceeds the fair value.

Goodwill

      The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” effective July 1, 2001. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise. The Company completed the annual impairment test required under SFAS No. 142 during the fourth quarter of fiscal 2003 and 2002 and determined that there was no impairment to its recorded goodwill balances. Had the Company been accounting for its goodwill under

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 142 for all fiscal years presented, the Company’s net (loss) income and net (loss) income per common share applicable to common stockholders would have been as follows:

	Years Ended
	June 30,

	2003	2002	2001

Net (loss) income, as reported	$(1,674)	$(6,249)	$5,424
Add back goodwill amortization, net of income taxes	—	—	279

Net (loss) income, pro forma	(1,674)	(6,249)	5,703
Charges related to convertible preferred stock	2,069	1,876	3,548

Net (loss) income applicable to common stockholders, pro forma	$(3,743)	$(8,125)	$2,155

(Loss) income per common share applicable to common stockholders:
Basic, as reported	$(0.36)	$(0.81)	$0.22
Diluted, as reported	$(0.36)	$(0.81)	$0.21
Basic, pro forma	$(0.36)	$(0.81)	$0.25
Diluted, pro forma	$(0.36)	$(0.81)	$0.24

Concentration of Credit Risk

      The Company develops and manufactures electronic equipment, principally digital oscilloscopes, which it sells primarily to design engineers and researchers in a broad range of industries, including computer/ semiconductor, data storage, communications and power measurement. Sales are to all regions of the United States as well as to a multitude of foreign countries. Revenue derived from one customer, Iwatsu Electric Co. (“Iwatsu”), accounted for 11% of the Company’s consolidated revenues in fiscal 2002. No other customer accounted for more than 10% the Company’s consolidated revenues in any of the last three fiscal years. There is no significant concentration of the Company’s accounts receivable portfolio in any customer or geographical region that presents a risk to the Company based on that concentration. Credit losses have been minimal and within management’s expectations.

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of foreign exchange forward contracts and short-term deposits in the United States and Europe with major banks with investment levels and debt ratings set to limit exposure with any one institution.

Income Taxes

      Deferred tax assets and liabilities are recognized under the asset and liability method based upon the difference between the amounts reported for financial reporting and tax purposes. These deferred taxes are measured by applying current enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which related temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In general, the Company’s policy is not to provide for U.S. taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are determined to be permanently invested outside the United States.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Exchange

      The Company’s foreign subsidiaries use their local currency as the functional currency and translate all assets and liabilities at current exchange rates and all income and expenses at average exchange rates with translation adjustments recorded in Accumulated other comprehensive loss, which is a separate component of Stockholders’ equity in the Consolidated Balance Sheets. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in Other (expense) income, net in the Consolidated Statements of Operations. Losses in fiscal 2003, 2002 and 2001 resulting from foreign currency transactions, net of gains or losses on related foreign exchange forward contracts, approximated ($0.4) million, ($0.1) million and ($0.8) million, respectively. These net losses in fiscal 2003, 2002 and 2001 include gross gains of $0.1 million, $0.2 million and $0.3 million.

Financial Instruments

      Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities reported in the Consolidated Balance Sheets equal or approximate their fair value due to their short term of maturity.

      The Company enters into foreign exchange forward contracts to minimize the risks associated with foreign currency fluctuations on assets or liabilities denominated in other than the functional currency of the Company or its subsidiaries. These foreign exchange forward contracts are highly inversely correlated to the underlying assets and liabilities. The net gains or losses resulting from changes in the fair value of these derivatives and on assets or liabilities denominated in other than their functional currencies are included in Other income (expense), net in the Consolidated Statements of Operations. At June 30, 2003 and 2002, the Company had approximately $6.7 million and $12.8 million, respectively, of open foreign exchange forward contracts all with short-term maturities of less than three months.

      The Company classified its equity investments as available for sale and reported them at fair value. Unrealized gains or losses were reported net of income taxes and foreign exchange effect in Accumulated other comprehensive loss until disposition. During the fourth quarter of fiscal 2002, the Company sold the remaining 1.0 million shares of its equity investment in Iwatsu and reversed ($0.4) million of unrealized gains previously recorded in Accumulated other comprehensive loss and recorded a pre-tax loss of ($0.1) million in Other (expense) income, net in the Consolidated Statement of Operations.

Per Share Information

      Basic earnings per share (“EPS”) excludes potential dilution and is computed by dividing net (loss) income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised and resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is computed using the treasury stock method when the effect of common stock equivalents would be dilutive. Common stock equivalents are comprised of convertible preferred stock, employee stock options and warrants to purchase common stock. Common stock equivalents related to employee stock options and warrants to purchase common stock were 54,000, 333,000 and 371,000, in fiscal 2003, 2002 and 2001, respectively. In fiscal 2001, 500,000 of common stock equivalents related to the Company’s convertible preferred stock and, in fiscal 2003 and 2002, all common stock equivalents were excluded from the loss per common share calculation because the effect would be anti-dilutive.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     New Accounting Pronouncements

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses the accounting and reporting requirements for legal obligations associated with the retirement of tangible long-lived assets. In general, SFAS No. 143 requires entities to capitalize asset retirement costs of related long-lived assets in the period in which they meet the definition of a liability and to allocate those costs to expense using a systematic and rational method. The adoption of this Statement, at the beginning of fiscal year 2003, did not have an impact on the Company’s consolidated financial statements.

      In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF Issue No. 94-3 had recognized the liability at the commitment date to an exit plan. SFAS No. 146 changes the timing of liability and expense recognition related to exit or disposal activities, but not the ultimate amount of such expenses. The Company adopted the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002. The adoption of this Statement did not have an impact on the Company’s consolidated financial statements.

      In October 2002, the EITF issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This issue addresses revenue recognition accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This issue is effective in fiscal year 2004. Management believes the adoption of the provisions of EITF Issue No. 00-21 will not have a material effect on the Company’s consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” This Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN 45 and amends certain other existing pronouncements. These changes are intended to result in more consistent reporting of contracts as either derivatives or hybrid instruments. The Statement is generally effective for contracts entered into or modified after, and for hedging relationships designated after, June 30, 2003. The Company does not expect SFAS No. 149 to have a material effect on its consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for classifying certain financial instruments that represent obligations, yet also have characteristics similar to equity instruments. Specifically, SFAS No. 150 addresses the accounting for instruments such as mandatory redeemable securities, certain option contracts and obligations to be settled in shares. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. The Company does not expect SFAS No. 150 to have a material effect on its consolidated financial statements.

3.     Restructuring and Other Charges (Credits), Net

      During the fourth quarter of fiscal 2003, the Company adopted a plan to consolidate its probe development activities into its Chestnut Ridge, New York facility. In connection with this plan, the Company closed its Beaverton, Oregon facility and recorded lease termination costs of $0.3 million and a

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

charge for severance of $0.6 million; $0.1 million of which was recorded in Cost of sales, $0.6 million recorded in Selling, general and administrative expense and $0.2 million recorded in Research and development in the Consolidated Statement of Operations. The implementation of this plan resulted in headcount reductions of 27 employees or approximately 7% of the workforce as compared to June 30, 2002. As of June 30, 2003, $0.3 million of the total $0.9 million has been paid and $0.6 million remains in Accrued expenses and other liabilities in the Consolidated Balance Sheet. Lease termination costs under this plan will be paid by the end of the third quarter of fiscal 2006 and severance will be paid by the end of the fourth quarter of fiscal 2004.

      During the first quarter of fiscal 2003, the Company adopted a plan to scale down fixed infrastructure due to the difficult economic environment and to implement new management operating systems designed to improve processes in sales, order management, customer relationship management and financial performance management. In connection with the adoption of this plan, the Company recorded a charge for severance and other related expenses in the first quarter of fiscal 2003 of $2.7 million; $0.1 million of which was recorded in Cost of sales, $2.1 million recorded in Selling, general and administrative expense and $0.5 million recorded in Research and development in the Consolidated Statement of Operations. The plan implemented during fiscal 2003 resulted in improved operating efficiencies and headcount reductions of 38 employees or approximately 9% of the workforce as compared to June 30, 2002. As of June 30, 2003, $2.0 million of the total $2.7 million has been paid and $0.7 million remains in Accrued expenses and other liabilities in the Consolidated Balance Sheet. Severance and other related amounts under this plan will be paid by the end of fiscal 2004.

      The Company took steps during fiscal 2002 to reduce its expenses in response to the continued weakness in the technology sector of the economy. As part of this effort, LeCroy reduced its workforce by 69 employees or approximately 15% as compared to June 30, 2001. In connection with these workforce reductions, the Company recorded a $4.2 million charge ($1.0 million recorded in Cost of sales, $3.0 million in Selling, general and administrative expense and $0.2 million in Research and development in the Consolidated Statement of Operations) for severance and related expenses, including costs associated with the succession of the Company’s Chief Executive Officer during the second quarter of fiscal 2002. Of the $4.2 million total charge, $4.0 million was initially credited to Accrued expenses and other liabilities and $0.2 million, representing a non-cash expense for the amendment of employee stock options, was credited to Additional paid-in capital. As of June 30, 2003, $3.7 million of the total $4.0 million has been paid, $0.2 million remains accrued in Accrued expenses and other liabilities in the Consolidated Balance Sheet and $0.1 million of unused restructuring reserve was credited to Selling, general and administrative expense in the fourth quarter of fiscal 2003. Severance and other related amounts, including costs associated with the succession of the Company’s Chief Executive Officer, will be paid by the end of the second quarter of fiscal 2004.

      During the fourth quarter of fiscal 2001, in anticipation of continued weakness of the economy, the Company reduced its workforce by 25 employees or approximately 5% as compared to June 30, 2000. As a result of this workforce reduction, the Company recorded a severance charge of $0.9 million ($0.1 million recorded in Cost of sales, $0.7 million in Selling, general and administrative expense and $0.1 million in Research and development in the Consolidated Statement of Operations). The 2001 restructuring plan was completed as of June 30, 2002.

      During fiscal 1999, the Company adopted a restructuring plan, the objectives of which were to consolidate its oscilloscope operations in order to enhance operating efficiencies and to dedicate resources to the development of advanced technologies. The 1999 restructuring plan was completed in fiscal 2001. Cumulative through fiscal 2001, $8.2 million of the initial restructuring reserve established had been paid or used to reduce asset balances. Of this $8.2 million, $2.1 million related to inventories, $3.0 million related to severance and other employee benefit costs, $1.3 million related to the Geneva facility lease and

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1.8 million related to the write-down of plant assets, capitalized management information system software and other costs. In addition, during fiscal 2000, the Company negotiated the assignment of the remaining lease payments on the Geneva facility to a third party as of August 1, 2000. As a result, a restructuring credit of $2.0 million relating to the reversal of the remaining lease payments, net of fees, was recorded in the fourth quarter of fiscal 2000. The residual balance of $0.2 million was credited to Selling, general and administrative expense in fiscal 2001.

4.     Discontinued Operations

      In August 2000, the Company divested its Vigilant Networks business segment, which comprised its Vigilant Networks, Inc. (“Vigilant”) and Digitech Industries, Inc. (“Digitech”) subsidiaries. Vigilant Networks’ principal product, the Big Tangerine network analyzer, was a new product which was also being sold into a new market for the Company. Since this product’s inception, the Company had made substantial investments in the Vigilant Networks business segment in terms of selling, marketing, research and development and administrative expenses. While the network analyzer had a unique technology, the Company decided that it could not continue to invest the financial resources necessary to capitalize on its future growth potential.

      In August 2000, the Company closed the sale of the assets and business of Vigilant and a portion of the assets and business of Digitech for gross proceeds of $12.0 million. The remaining business of Digitech was classified as discontinued operations. The buyer also assumed certain liabilities of Vigilant. In connection with the sale, the Company issued warrants to purchase 200,000 shares of LeCroy Common Stock at $10.05 per share to the buyer. Using the Black-Scholes option pricing model, these warrants were valued at approximately $1.3 million. After deducting the value of these warrants, along with fees and certain retained liabilities, the Company recorded a loss of ($0.6) million, net of a $0.3 million income tax benefit, on the sale and discontinuance of the Vigilant Networks business segment. This includes a $1.4 million adjustment to the loss recorded in the fourth quarter of fiscal 2001 due to changes in estimates. Fiscal 2001 revenues from discontinued operations were $0.4 million (through the measurement date) and losses from discontinued operations, net of tax, were ($1.4) million (through the measurement date).

      In fiscal 2003, the Company recorded a $0.1 million Gain on sale of discontinued operations in the Consolidated Statement of Operations, net of a $0.1 million tax provision, for the sale of the residual assets and business of Digitech and the reversal of unused accrued discontinued operations reserves.

5.     Accounts Receivable, net

      The Company entered into an agreement with two of its customers, who are also vendors, in which it was granted the legal right to offset outstanding accounts receivable balances against outstanding accounts payable balances. At June 30, 2003 and 2002, the Company netted approximately $1.7 million and $4.8 million, respectively, of accounts receivable against accounts payable on the Consolidated Balance Sheets.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Inventories

      Inventories, including demonstration units in finished goods, are stated at the lower of cost (first-in, first-out method) or market. Inventories consisted of the following:

	June 30,

	2003	2002

Raw materials	$6,372	$7,735
Work in process	5,696	5,571
Finished goods	12,652	14,802

	$24,720	$28,108

      The allowance for excess and obsolete inventory included above amounted to $2.1 million at June 30, 2003 and $1.5 million at June 30, 2002. The value of demonstration units included in finished goods was $9.1 million and $7.5 million at June 30, 2003 and 2002, respectively.

7.     Other Current Assets

      Other current assets consist of the following:

	June 30,

	2003	2002

Deferred tax assets, net	$7,200	$8,700
Other	2,812	3,173

	$10,012	$11,873

8.     Property and Equipment

      Property and equipment consist of the following:

	June 30,

	2003	2002

Land and building	$13,288	$12,814
Furniture, machinery and equipment	34,427	31,556
Computer software	6,190	6,074

	53,905	50,444
Less: Accumulated depreciation and amortization	(33,884)	(29,090)

	$20,021	$21,354

      Depreciation and amortization expense for the fiscal years ended June 30, 2003, 2002 and 2001 was $4.7 million, $4.3 million and $3.3 million, respectively.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     Other Assets

      Other assets consist of the following:

	June 30,

	2003	2002

Intangibles, net	$5,232	$7,217
Deferred tax assets, net	7,934	4,760
Goodwill	1,874	1,574
Other	985	903

	$16,025	$14,454

      The following table reflects the gross carrying amount and accumulated amortization of the Company’s goodwill and intangible assets included in Other assets on the Consolidated Balance Sheets as of the dates indicated:

		June 30,
	Weighted
	Average Lives	2003	2002

Intangible assets:
Amortizable intangible assets:
Technology, manufacturing and distribution rights	4.7 years	$7,010	$10,332
Patents and other intangible assets	4.4 years	661	661
Effect of currency translation on intangible assets		105	212
Accumulated amortization		(2,544)	(3,988)

Net carrying amount		$5,232	$7,217

Non-amortizable intangible assets:
Goodwill (see Note 21)		$1,874	$1,574

      During the second quarter of fiscal 2003, the Company recorded a $2.1 million charge for the impairment of technology, manufacturing and distribution rights and a $0.2 million charge for a related future royalty payment, both of which are recorded in Cost of sales. The impairment resulted from the Company’s strategic decision to exit certain older product lines and to make significant changes to the Company’s manufacturing strategy to further improve operating efficiency. This reduction to Other assets for the impairment of technology, manufacturing and distribution rights along with the retirement of fully amortized assets was partially offset by the purchase of a new $2.0 million technology license recorded in Other assets in the Consolidated Balance Sheet. As of June 30, 2003, the Company paid $1.3 million for the technology license with the remaining $0.5 million recorded in Accrued expenses and other liabilities and $0.2 million in Deferred revenue and other non-current liabilities in the Consolidated Balance Sheet.

      Amortization expense for those intangible assets with finite lives was $2.0 million, $1.7 million and $1.3 million for fiscal 2003, 2002 and 2001, respectively. The cost of technology, manufacturing and distribution rights acquired is amortized primarily on the basis of the higher of units shipped over the contract periods through June 2008 or on a straight-line basis. Management estimates intangible assets amortization expense on a straight-line basis in fiscal 2004 through 2008 will approximate $1.3 million, $1.9 million, $0.7 million, $0.7 million, and $0.6 million, respectively.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Accrued Expenses and Other Liabilities

      Accrued expenses and other liabilities consist of the following:

	June 30,

	2003	2002

Compensation and benefits	$4,489	$5,348
Income taxes	2,595	2,634
Deferred license fee revenue	1,296	1,296
Warranty	1,235	1,247
Retained liabilities from discontinued operations	456	1,474
Other	2,267	2,948

	$12,338	$14,947

11.     Warranties

      The following table is a reconciliation of the changes in the Company’s aggregate product warranty during the period ending June 30, 2003 and 2002.

	June 30,

	2003	2002

Balance at beginning of period	$1,247	$1,529
Accruals for warranties issued during the period	1,160	688
Warranty costs incurred during the period	(1,172)	(970)

Balance at end of period	$1,235	$1,247

      In connection with the agreement to license the Company’s MAUI Instrument Operating System technology during the third quarter of fiscal 2003, the Company agreed to indemnify the purchaser for defense, settlement or payment of any judgment for intellectual property claims related to the license agreement. As of June 30, 2003, there have been no claims under such indemnification provisions.

      As is customary in the test and measurement industry, and as provided for in local law in the U.S. and other jurisdictions, the Company’s standard terms of sale provide remedies to customers, such as defense, settlement, or payment of a judgment for intellectual property claims related to the use of its products. Such indemnification provisions are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies.” To date, claims under such indemnification provisions have not been significant.

12.     Income Taxes

      The components of (loss) income from continuing operations before income taxes are as follows:

	Years Ended

		June 30,
	2003	2002	2001

Domestic	$(2,750)	$(10,569)	$10,032
Foreign	(112)	13	906

	$(2,862)	$(10,556)	$10,938

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The income tax benefit (provision) from continuing operations consists of the following:

	Years Ended

		June 30,
	2003	2002	2001

Current:
U.S. federal	$—	$325	$(1,262)
U.S. state and local	(93)	(128)	(410)
Foreign	(596)	(356)	(646)
Deferred:
U.S. federal	1,613	4,105	2,575
U.S. state and local	135	361	583
Foreign	—	—	57

	$1,059	$4,307	$897

      The reconciliations between the benefit (provision) for income taxes at the U.S. federal statutory rate and the Company’s effective tax rate from continuing operations is as follows:

	Years Ended

		June 30,
	2003	2002	2001

Benefit (provision) at U.S. federal statutory rate	$1,002	$3,695	$(3,828)
(Increase) reduction to statutory tax from:
Difference between U.S. and foreign rates	(336)	(352)	(305)
Use of net operating losses to offset taxable income	—	—	3,159
Reversal of tax contingency reserve	—	400	—
Adjustment of net tax assets	524	644	4,096
Repatriation of foreign earnings	—	—	(1,622)
State income taxes, net of federal benefit	(61)	(80)	(627)
Other, net	(70)	—	24

Income tax benefit	$1,059	$4,307	$897

      Significant components of the Company’s net deferred tax assets as of June 30, 2003 and 2002 were as follows:

	June 30,

	2003	2002

Federal and state loss and credit carryforwards	$15,130	$12,568
Foreign loss and credit carryforwards	1,887	1,908
Inventory and other reserves	3,203	3,924

Deferred tax assets before valuation allowance	20,220	18,400
Valuation allowance	(5,086)	(4,940)

Net deferred tax assets	$15,134	$13,460

      At June 30, 2003 and 2002, $7.2 million and $8.7 million, respectively, of the Company’s net deferred tax assets were included on the Consolidated Balance Sheets in Other current assets, with the remaining $7.9 million and $4.8 million, respectively, included in Other assets.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under SFAS No. 109, “Accounting for Income Taxes,” the Company is required to recognize all or a portion of its net deferred tax asset if it believes that it is more likely than not, given the weight of all available evidence, that all or a portion of its net deferred tax assets will be realized. Management assesses the realizability of the net deferred tax assets at each interim and annual balance sheet date based on actual and forecasted operating results. Based upon its assessment as of June 30, 2001, management concluded that it was more likely than not that the Company would realize benefits from its net deferred tax assets. The Company reduced its reserve against such assets by $6.7 million in the fourth quarter of fiscal 2001, $2.6 million of which related to deductions from employee stock option exercises and was credited to Additional paid-in-capital on the Consolidated Balance Sheet. In addition, during fiscal 2001, the Company utilized $8.2 million of net operating losses ($3.2 million tax benefit) to offset taxable income from continuing operations. During fiscal 2003 and 2002, the Company adjusted the value of certain deferred tax assets by $1.8 million and $1.2 million, respectively, and based upon its assessment of all deferred tax assets, increased its valuation allowance by $0.1 million and $0.6 million, respectively. The net impact of these adjustments was an increase in deferred taxes of $1.7 million and $0.6 million for fiscal 2003 and 2002, respectively. Management will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based on actual and forecasted operating results.

      Historically, it has been the practice of the Company to reinvest unremitted earnings of foreign subsidiaries. During the fourth quarter of fiscal 2001, however, the Company determined that it would repatriate approximately $7.0 million in future periods from one of its foreign subsidiaries. The Company believes repatriation of these earnings will result in additional taxes in the amount of $1.6 million and has provided for that amount in that year’s tax provision. The cumulative amount of all other undistributed earnings of consolidated foreign subsidiaries, for which U.S. federal income tax has not been provided, was $22.1 million at June 30, 2003. These earnings, which reflect full provision for non-U.S. income taxes, are anticipated to be reinvested permanently outside the United States. Determining the U.S. income tax liability that might result if these earnings were remitted is not practicable.

      At June 30, 2003, the Company has U.S. federal income tax net operating loss carryforwards of $28.1 million available to offset future taxable income. The carryforwards begin to expire at various dates starting in 2012 through 2023. Foreign tax net operating losses of $1.5 million at June 30, 2003 are available to offset future taxable income of certain foreign subsidiaries. Those foreign losses that begin to expire at various dates starting in 2004 are $0.1 million and those that do not expire are $1.4 million. Federal, state and foreign tax credits expire at various dates between 2004 and 2022.

13.     Debt

      As of June 30, 2003 and 2002, the Company had a $15.0 million revolving line of credit with a commercial bank expiring on September 30, 2003, which can be used to provide funds for general corporate purposes and acquisitions. Borrowings under this line bear interest at prime plus a margin of between .25% and 1.25%, or LIBOR plus a margin of between 1.5% and 2.5%, depending on the Company’s Leverage Ratio, as defined. A commitment fee of between .375% and .50% per annum, depending on the Company’s Leverage Ratio, as defined, is payable on any unused amount under the line. This revolving line of credit is secured by a lien on substantially all of the domestic assets of the Company. As of June 30, 2003, the Company has met its financial covenant requirements and there were no borrowings outstanding under this line of credit. The credit agreement was amended on September 2, 2003 to extend the expiration date of the revolving line of credit to November 30, 2003. The Company plans to complete its negotiations and have a new revolving line of credit in place before this amendment expires.

      On June 12, 2000, the Company secured a five year $2.0 million capital lease line of credit, bearing interest at 12.2%, to fund certain capital expenditures. As of June 30, 2003, the Company had $0.3 million

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding under this line of credit, $0.1 million of which was included in Accrued expenses and other liabilities and the remaining $0.2 million in Deferred Revenue and other non-current liabilities on the Consolidated Balance Sheet. The outstanding borrowings under this line will be repaid by November 2005.

      In addition to the above U.S.-based facilities, the Company maintains certain short-term foreign credit facilities, principally facilities with two Japanese banks totaling 150 million yen ($1.3 million as of June 30, 2003). No amounts were outstanding under these facilities as of June 30, 2003.

      Interest expense included in Other income (expense), net in the Consolidated Statements of Operations was $0.1 million in fiscal 2003, $0.2 million in fiscal 2002 and $0.5 million in fiscal 2001.

14.     Stock Compensation Plans

Stock Option Plans

      The Company maintains two stock option plans, the Amended and Restated 1993 Stock Incentive Plan (“1993 Plan”) and the 1998 Non-Employee Director Stock Option Plan (“1998 Plan”). The Company’s shareholder proposal to approve the amendment and restatement of the 1993 Plan, which would have extended the termination date of the 1993 Plan from January 4, 2003 to January 4, 2008, was withdrawn from consideration by the Board of Directors and not voted on by the stockholders at the meeting. Accordingly, the 1993 Plan expired on January 4, 2003.

      Under the 1993 Plan, options were issued to full-time employees, including officers and non-employee consultants to purchase shares of Common Stock at an exercise price not less than 100% of the fair market value on the date of grant. For individuals who own more than 10% of the Common Stock of the Company, the exercise price of incentive stock options was not less than 110% of the fair value on the date of grant. No more than an aggregate of 2,608,696 shares of Common Stock was allowed to be issued pursuant to the exercise of incentive stock options granted under the 1993 Plan. This limitation did not apply to non-qualified stock options or restricted stock awards that were granted under the 1993 Plan. The vesting period and expiration of each grant was determined by the Compensation Committee of the Board of Directors. In general, the vesting period is 25% per annum over a four year period, or 50% after the second year and 25% for the third and fourth years. The lives of the options are generally either ten or eleven years from the date of grant.

      During fiscal 2002, 17,210 shares of restricted stock were granted to certain key employees. The fair value of the restricted stock on the date of grant is being amortized to expense ratably over three years, the period in which restrictions are removed.

      In October 1998, the Board of Directors and stockholders terminated the 1995 Non-Employee Director Stock Option Plan (“1995 Plan”) and adopted the 1998 Plan. As of June 30, 2003, stock options issued pursuant to the 1995 Plan of 13,441 are outstanding and vested according to the provisions of the 1995 Plan on the date the plan was terminated. Pursuant to the 1998 Plan, each non-employee director received a stock option grant of 15,000 shares exercisable at the market price on the date the plan was adopted or upon initial election to the Board of Directors. These options vest ratably over a 36-month period. Additionally, each non-employee director will receive an annual stock option grant of 7,000 shares (5,000 shares prior to an amendment dated October 25, 2000) exercisable at the market price on the date of grant. These options vest immediately. A total of 500,000 shares of Common Stock can be issued during the term of the 1998 Plan.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock option transactions for fiscal years 2003, 2002 and 2001 under all plans are as follows:

	Number of	Exercise Price Per	Weighted Average
	Shares	Share	Exercise Price

Outstanding at June 30, 2000	2,438,681	$5.95 - $37.00	$16.85
Granted	222,929	13.88 - 25.00	19.20
Exercised	(144,438)	5.95 - 23.50	12.90
Cancelled	(245,389)	5.95 - 32.25	20.87

Outstanding at June 30, 2001	2,271,783	6.33 - 37.00	16.85
Granted	678,228	10.24 - 23.49	17.15
Exercised	(102,498)	6.33 - 17.50	11.67
Cancelled	(170,422)	6.33 - 23.50	17.56

Outstanding at June 30, 2002	2,677,091	6.33 - 37.00	17.15
Granted	440,250	9.10 - 11.70	10.51
Exercised	(17,057)	6.33 - 6.33	6.33
Cancelled	(311,340)	9.20 - 32.25	18.49

Outstanding at June 30, 2003	2,788,944	$6.33 - $37.00	$16.02

      The following table summarizes information about stock options outstanding at June 30, 2003:

	Options Outstanding at			Options Exercisable at
	June 30, 2003			June 30, 2003

		Weighted	Weighted Average		Weighted
		Average	Remaining		Average
	Number of	Exercise	Contractual Life	Number of	Exercise
Range	Shares	Price	(years)	Shares	Price

$ 6.33 - $12.00	697,192	$9.39	7.02	268,164	$7.70
$12.01 - $18.00	1,130,797	15.08	6.05	923,174	15.16
$18.01 - $24.00	900,054	21.44	5.94	679,622	21.76
$24.01 - $37.00	60,901	29.12	4.97	50,901	29.93

Total	2,788,944	$16.02	6.23	1,921,861	$16.84

      Of the total stock options outstanding, 1,921,861, 1,642,530 and 1,193,719 were exercisable at June 30, 2003, 2002 and 2001, respectively. Stock options available for grant under the 1998 Plan were 266,000 at June 30, 2003 and under the 1993 Plan and 1998 Plan were 955,114 and 963,983 at June 30, 2002 and 2001, respectively.

Employee Stock Purchase Plan

      In July 1995, the Company adopted the 1995 Employee Stock Purchase Plan and reserved for issuance an aggregate of 434,783 shares of Common Stock. The Plan allows eligible employees to purchase Common Stock through payroll deductions at prices equal to 85% of the market value on the first or last business day of the offering period, whichever is lower. The option to purchase stock will terminate on July 7, 2005. Through June 30, 2003, 387,158 shares have been issued under the Employee Stock Purchase Plan and 47,625 shares are available for future issuance at June 30, 2003.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.     Common Stock

      On August 15, 2001 (the “Closing”), the Company sold 1,428,572 shares of its Common Stock for gross proceeds of $25.0 million in a private equity placement. The Company intends to use the proceeds for operating needs and to fund growth through acquisitions and other transactions. In connection with the private equity placement, the Company issued to the placement agent a warrant to purchase up to 28,571 shares of Common Stock at an exercise price of $17.50. On the Closing date, the Company used the Black-Scholes option-pricing model to assign an aggregate value of $0.3 million to this warrant. This warrant to purchase shares of Common Stock is outstanding at June 30, 2003.

      During the third quarter of fiscal 2001, the holders of warrants to purchase 220,701 shares of Common Stock at $10.05 per share exercised their rights to a cashless conversion. As a result, 126,646 shares of Common Stock were issued and $1.4 million, representing the fair value of the warrants at the date of issue, was transferred from Warrants to purchase common stock to Additional paid-in capital on the Consolidated Balance Sheet.

      In August 2000, the Company sold 517,520 shares of its Common Stock for gross proceeds of $5.2 million in a private equity placement. Proceeds from this sale of securities were used to repay existing indebtedness, fund working capital requirements and other general corporate purposes.

16.     Stockholder Rights Plan

      On November 2, 1998, the Company’s Board of Directors declared a dividend distribution of one right in respect to each share of LeCroy’s Common Stock outstanding at the record date, November 18, 1998. Initially, the rights will trade together with the Common Stock and will not be exercisable or separately tradable. The rights will be exercisable if a person or group acquires, in the future, 15% or more of the Company’s stock or announces a tender offer. Right holders, other than the acquiring person or group, are then entitled to purchase an amount of the Company’s stock at a 50% discount to the share price at that time. The amount of stock that a right holder is entitled to purchase is based on the exercise price. Under certain circumstances, the right will entitle the stockholder to buy shares in an acquiring entity at a discount.

      The Board of Directors may redeem the rights at a price of $0.001 per right up until 10 days following a public announcement that any person or group has acquired 15% or more of LeCroy’s Common Stock. The rights will expire on November 2, 2008, unless redeemed prior to that date.

17.     Redeemable Convertible Preferred Stock

      On June 30, 1999 (the “Closing”), LeCroy completed a private placement of 500,000 shares of convertible redeemable preferred stock (the “Preferred Stock”) for proceeds of $10.0 million. The shares of the Preferred Stock are convertible at any time by the holders into 500,000 shares of Common Stock. After the fifth anniversary of the Closing, the holders may redeem their shares at cost plus a 12% compounding annual dividend since the date of issue. The shares of Preferred Stock automatically convert to Common Stock on a one-for-one basis in the event of a firmly underwritten public offering raising at least $20.0 million, provided that the price per share is at least $40 if the offering takes place after the second anniversary of the Closing (an “automatic conversion”). Upon an automatic conversion, the holders of the Preferred Stock will also receive payment of all accrued 12% dividends from the issue date to the conversion date. The holders of the Preferred Stock are also entitled to payment of the 12% compounding annual dividend in the event of a liquidation of the Company or upon a merger or sale of substantially all of the Company’s assets. Using the 12% dividend rate, the liquidation value of the Preferred Stock at June 30, 2003 was $15.7 million.

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In connection with the private placement of Preferred Stock, the Company issued 250,000 fully exercisable warrants to purchase shares of Common Stock at an exercise price of $20. On the Closing date, the Company used the Black-Scholes option-pricing model to assign an aggregate value of $1.8 million to the 250,000 warrants. As such, $1.8 million of the $10.0 million proceeds was allocated to Warrants to purchase common stock and the remaining $8.2 million was allocated to redeemable Preferred Stock. The value assigned to the warrants of $1.8 million accretes to the value of the Preferred Stock over five years. The Company currently records a non-cash charge to net income of approximately $0.4 million per year in arriving at net income available to common stockholders.

      On the Closing date, LeCroy’s stock price was $23.69 per share. This caused the conversion feature of the redeemable Preferred Stock to be “in the money.” As a result, the intrinsic value of this conversion feature was calculated to be $1.8 million. This $1.8 million was treated as an additional preferred dividend to the preferred investors and was charged to Additional paid-in capital. This additional preferred dividend was deducted from net income in arriving at net income applicable to common stockholders in the calculation of earnings per share for fiscal 1999.

      During fiscal 2001, the Company adopted the provisions of the FASB’s EITF Issue No. 00-27 “Application of EITF Issue No. 95-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,’ to Certain Convertible Instruments.” EITF No. 00-27 adjusts the calculation of the original conversion discount charge by requiring that the fair value of the Preferred Stock be reduced by the value assigned to warrants to buy common stock that were issued with the Preferred Stock. As a result, the Company recorded an additional $1.8 million cash conversion discount charge in fiscal 2001 that has been presented as the cumulative effect of a change in accounting principle in determining net income applicable to common stockholders.

18.     Employee Benefit Plans

      The Company has a trusteed employee 401(k) savings plan for eligible U.S. employees under which it contributes an unconditional match up to 50% of employee contributions up to a maximum employer contribution of 5% of the employee’s eligible compensation. Prior to July 1, 2001, such match was discretionary. For fiscal 2003, 2002, and 2001, the Company has expensed $0.4 million, $0.3 million and $0.5 million, respectively, in contributions to this plan.

      The Company’s subsidiary in Switzerland maintains a defined contribution plan, which requires employee contributions based upon a percentage of the employee’s earnings, as defined, currently ranging from 2.0% to 6.5%. The Company makes a matching contribution based also upon a percentage of the employee’s earnings currently ranging from 3.5% to 11.0%. The Company contributions amounting to $0.3 million in each of fiscal 2003, 2002 and 2001 were charged to expense in each respective period.

      The Company maintained a qualified Employee Stock Ownership Plan (“ESOP” or the “Plan”) which had been established in accordance with the requirements and provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been approved by the Internal Revenue Service (“IRS”). During fiscal 2002, the Company decided to terminate the ESOP given the inactivity of the Plan and the need to streamline the Company’s benefits program. On June 11, 2002, the IRS issued a favorable determination ruling allowing the Company to terminate the ESOP and to distribute the funds contributed to participants. The ESOP was terminated during the first quarter of fiscal 2003 with no financial impact to the Company. The Company did not contribute to the Plan in fiscal 2002 and 2001.

19.     Segment and Geographic Information

      The Company operates in the oscilloscope segment of the Test and Measurement Instrument market, in which it develops, manufactures, sells and licenses high-performance oscilloscopes. These products are

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

used by design engineers and researchers in a broad range of markets, including computer/ semiconductor, data storage, communications and power measurement.

      Revenues are attributed to countries based on customer ship-to addresses. Revenues by geographic area are as follows:

	2003	2002	2001

North America	$32,394	$33,052	$48,706
Europe and Middle East	31,171	33,056	40,042
Asia and Pacific	44,294	45,348	52,640

	$107,859	$111,456	$141,388

      Total assets by geographic area are as follows:

	2003	2002

North America	$89,500	$91,599
Europe and Middle East	23,648	25,585
Asia and Pacific	9,004	9,807

	$122,152	$126,991

      Revenue derived from one customer, Iwatsu, accounted for 11% of the Company’s consolidated revenues in fiscal 2002. No other customer accounted for more than 10% the Company’s consolidated revenues in any of the last three fiscal years. Revenues attributable to Canada and Mexico are included in North America and represent less than 7% and 0.2%, respectively, of North American revenues in all fiscal years presented.

      Revenue attributable to individual countries that account for 10% or more of total revenues in fiscal 2003 include the United States ($29.0 million), Japan ($17.4 million) and Germany ($11.0 million); in fiscal 2002 include the United States ($31.2 million), Japan ($25.6 million) and Germany ($11.8 million); and in fiscal 2001 include the United States ($45.2 million), Japan ($18.2 million) and Germany ($14.3 million).

20.     Commitments and Contingencies

Leases

      Operating leases covering plant, certain office facilities and equipment expire at various dates through 2008. Future minimum annual lease payments required during the years ending in fiscal 2004 through 2008, under noncancelable operating leases having an original term of more than one year, are $1.5 million, $1.1 million, $0.8 million, $0.7 million, and $0.4 million, respectively. Aggregate rental expense on noncancelable operating leases for the years ended June 30, 2003, 2002 and 2001 approximated $2.0 million, $1.9 million and $1.7 million, respectively.

Environmental

      The Company’s former subsidiary, Digitech Industries, Inc., was notified by the Connecticut Department of Environmental Protection (the “DEP”) that it may be responsible for environmental damage that occurred at its previously leased facilities in Ridgefield, Connecticut (the “Ridgefield Site”). Based upon recommendations made by the DEP, Digitech engaged environmental consultants to assist it

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in evaluating the costs associated with the DEP’s recommendations for monitoring and remediation of the environmental damage.

      In May 1999, LeCroy, Digitech Industries, Inc. and the former owners of the Ridgefield Site entered into an agreement with the current owners of the Ridgefield Site. The current owners have purchased an insurance policy providing for $2.0 million of coverage against certain environmental liabilities related to the Ridgefield Site. This insurance policy names both LeCroy and Digitech as insured parties. The current owners of the Ridgefield Site have also agreed to remediate all environmental problems associated with the property and to obtain all applicable approvals and certifications from the DEP. The current owners of the Ridgefield Site have also agreed to hold both LeCroy and Digitech Industries harmless in the event of a claim made against them relating to these environmental matters. In return for the above, forty-five days after the DEP has provided written notification to the Company that the site remediation has been accomplished to its satisfaction, the Company agreed to pay the former owners of the Ridgefield Site $0.2 million as compensation for the reduced sale value of the property due to the environmental problems existing on the site. The Company has retained this liability after the sale of the Vigilant segment and the residual assets of Digitech.

Technology

      As of June 30, 2003, the Company has one technology license agreement under which it is unconditionally committed to pay $0.5 million and $0.3 million in fiscal 2004 and 2005, respectively.

Legal

      On August 5, 2003, LeCroy filed a complaint in the United States District Court for the District of Oregon claiming that Tektronix has infringed on four of LeCroy’s patents. On April 28, 2003, Tektronix had filed a complaint against LeCroy in the United States District Court for the District of Oregon claiming that LeCroy infringed eight of its U.S. patents. Four of these patents concern software user interface features for oscilloscopes, two concern circuitry, and two concern probes. LeCroy denies that it has infringed, or is infringing, any of these patents, and contends that the patents are invalid. The Company believes it has meritorious defenses and it intends to vigorously defend this action.

      On January 15, 2003, LeCroy was sued by Sicom Systems (“Sicom”) in the United States District Court for the District of Delaware for patent infringement of United States patent number 5,333,147 (the “147 patent”) entitled “Automatic Monitoring of Digital Communication Channel Conditions Using Eye Patterns.” LeCroy answered the complaint denying infringement and asserted a counterclaim alleging the invalidity of the 147 patent and that Sicom had abused the judicial process by bringing a baseless patent infringement claim.

      The Company is involved in lawsuits, claims, investigations and proceedings, including patent and environmental matters that arise in the ordinary course of business. There are no matters pending, including those described above, that the Company expects to be material in relation to its business, consolidated financial condition, results of operations or cash flows.

21.	Acquisitions

      In July 2000, the Company issued 100,000 shares of its Common Stock to acquire all of the outstanding common stock of Lightspeed Electronics Corporation (“Lightspeed”). The acquisition of Lightspeed was recorded using the purchase method of accounting. The excess of cost over net assets acquired of $1.0 million was amortized over a five year period until June 30, 2001 when the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (see Note 1).

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the third quarter of fiscal 2003, the Company acquired a former distributor in Singapore for $0.3 million in exchange for amounts due to the Company. The purchase price allocation resulted in $0.3 million of goodwill.

22.	Unaudited Quarterly Results of Operations

      Summarized unaudited quarterly operating results for fiscal year 2003 and 2002 are as follows:

	Quarters Ended

	Fiscal Year 2002				Fiscal Year 2003

	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2001	2001	2002	2002	2002	2002	2003	2003

	(In thousands, except for per share data)
Revenues(1)
Digital oscilloscopes and related products	$27,596	$25,884	$21,333	$26,264	$22,473	$24,382	$21,009	$27,144
High-energy physics products	1,095	293	31	—	—	—	—	—
Service and other	2,074	2,196	2,244	2,446	2,518	2,255	5,527	2,551

Total revenues	30,765	28,373	23,608	28,710	24,991	26,637	26,536	29,695
Cost of sales(2)	14,743	18,756	12,409	14,074	12,390	15,007	11,478	12,596

Gross profit	16,022	9,617	11,199	14,636	12,601	11,630	15,058	17,099
Selling, general and administrative expenses(3)	9,505	10,823	9,609	10,275	10,690	9,363	9,552	11,335
Research and development expenses(4)	4,456	3,906	5,493	8,151	4,512	4,358	4,667	4,689

Operating income (loss)	2,061	(5,112)	(3,903)	(3,790)	(2,601)	(2,091)	839	1,075
Other income (expense), net	271	(19)	(397)	333	(104)	(47)	(10)	77

Income (loss) from continuing operations before income taxes	2,332	(5,131)	(4,300)	(3,457)	(2,705)	(2,138)	829	1,152
Provision for (benefit from) income taxes	486	(1,921)	(1,591)	(1,281)	(1,001)	(791)	307	426

Income (loss) from continuing operations	1,846	(3,210)	(2,709)	(2,176)	(1,704)	(1,347)	522	726
Gain on sale from discontinued operations, net of tax	—	—	—	—	—	—	—	129

Net income (loss)	1,846	(3,210)	(2,709)	(2,176)	(1,704)	(1,347)	522	855
Charges related to convertible preferred stock	467	468	469	472	515	517	518	519

Net income (loss) applicable to common stockholders	$1,379	$(3,678)	$(3,178)	$(2,648)	$(2,219)	$(1,864)	$4	$336

Income (loss) per common share-basic:
Income (loss) from continuing operations applicable to common stockholders	$0.15	$(0.36)	$(0.31)	$(0.26)	$(0.21)	$(0.18)	$—	$0.02
Gain from discontinued operations	—	—	—	—	—	—	—	0.01

Net (loss) income applicable to common stockholders	$0.15	$(0.36)	$(0.31)	$(0.26)	$(0.21)	$(0.18)	$—	$0.03

LeCROY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Quarters Ended

	Fiscal Year 2002				Fiscal Year 2003

	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,
	2001	2001	2002	2002	2002	2002	2003	2003

	(In thousands, except for per share data)
Income (loss) per common share-diluted:
Income (loss) from continuing operations applicable to common stockholders	$0.14	$(0.36)	$(0.31)	$(0.26)	$(0.21)	$(0.18)	$—	$0.02
Gain from discontinued operations	—	—	—	—	—	—	—	0.01

Net (loss) income applicable to common stockholders	$0.14	$(0.36)	$(0.31)	$(0.26)	$(0.21)	$(0.18)	$—	$0.03

Weighted average number of shares:
Basic	9,468	10,216	10,233	10,281	10,323	10,340	10,348	10,392
Diluted	10,051	10,216	10,233	10,281	10,323	10,340	10,404	10,439

(1)	Included in Service and other revenue for each of the four quarters in fiscal 2003 and 2002, is $0.3 million related to the recognition of deferred revenue associated with the adoption of SAB 101. In the quarter ended March 31, 2003, Service and other revenue includes a $3.0 million agreement to license the Company’s MAUI Instrument Operating System technology. Included in Digital oscilloscopes and related products revenue in the quarter ended June 30, 2002 is $0.5 million for the reversal of various accounts receivable credits determined not to be owed to customers.

(2)	Included in Cost of sales in the quarter ended December 31, 2001 is a $3.6 million charge for excess and obsolete inventory and in the quarter ended December 31, 2002 is $2.3 million of asset impairment charges. Included in Cost of sales in the quarters ended December 31, 2001, March 31, 2002, June 30, 2002, September 30, 2002 and June 30, 2003 are severance charges of $0.3 million, $0.6 million, $0.1 million, $0.1 million and $0.1 million, respectively.

(3)	Included in Selling, general and administrative expense are severance charges of $1.5 million, $1.2 million, $0.3 million, $2.1 million and $0.3 million for the quarters ended December 31, 2001, March 31, 2002, June 30, 2002, September 30, 2002 and June 30, 2003, respectively. Severance charges during the quarter ended June 30, 2003 were partially offset by the reversal of an unused 2002 restructuring reserve of $0.1 million. During the quarter ended June 30, 2003, the Company adopted a plan to consolidate its probe development activities into its Chestnut Ridge, New York facility. In connection with this plan, the Company closed its Beaverton, Oregon facility and recorded lease termination costs of $0.3 million

(4)	Included in Research and development expense in the fourth quarter of fiscal 2002 is a $4.0 million charge for a technology access fee. The Company will use the access to this next-generation silicon germanium technology to develop components that are expected to deliver higher density, greater speed and reduced power consumption than those currently available. Such components will be used in future high-speed digital oscilloscopes. Included in Research and development expense in the quarters ended December 31, 2001, March 31, 2002, September 30, 2002 and June 30, 2003 are severance charges of $0.1 million, $0.1 million, $0.5 million and $0.2 million, respectively.

Schedule II

LeCROY CORPORATION

VALUATION AND QUALIFYING ACCOUNTS

Years Ended June 30, 2003, 2002 and 2001

(In thousands)

	Balance at	Charged to			Balance at
	Beginning	Costs and	Deductions/		End of
Description	of Period	Expenses	Other(1)(2)		Period

Against trade receivables —
Year ended June 30, 2001 Allowance for doubtful accounts	541	108	(408)		241
Year ended June 30, 2002 Allowance for doubtful accounts	241	301	(120)		422
Year ended June 30, 2003 Allowance for doubtful accounts	422	177	(205)		394
Against inventories —
Year ended June 30, 2001 Allowance for excess and obsolete	2,643 (3)	1,000	(10)		3,633
Year ended June 30, 2002 Allowance for excess and obsolete	3,633	3,851 (4)	(5,981)		1,503
Year ended June 30, 2003 Allowance for excess and obsolete	1,503	924	(320)		2,107
Against deferred tax assets —
Year ended June 30, 2001 Valuation allowance	14,148	(7,255)	(2,597	)(5)	4,296
Year ended June 30, 2002 Valuation allowance	4,296	644	—		4,940
Year ended June 30, 2003 Valuation allowance	4,940	146	—		5,086

(1)	Accounts written-off.

(2)	Merchandise disposals and/or impact of foreign currency.

(3)	Inventory reserves include $0.2 million of restructuring reserves in fiscal 2000.

(4)	Includes $3.6 million of excess and obsolete inventory charges related to the cost of inventory associated with discontinued product lines and inventory levels that had been deemed to be in excess of forecasted requirements in fiscal 2002.

(5)	Represents reduction of valuation allowance against the tax benefit of net operating losses generated from employee stock option deductions. Offsetting credit was recorded directly to equity rather than the current year income statement.

LeCROY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2003	2003

	(Unaudited)

	(In thousands, except par
	value and share data)
ASSETS
Current assets:
Cash and cash equivalents	$23,091	$30,851
Accounts receivable, net	18,521	20,523
Inventories, net	23,098	24,720
Other current assets	12,688	10,012

Total current assets	77,398	86,106
Property and equipment, net	19,387	20,021
Other assets	13,693	16,025

TOTAL ASSETS	$110,478	$122,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	$5,098	$94
Accounts payable	10,802	10,937
Accrued expenses and other liabilities	12,742	12,244

Total current liabilities	28,642	23,275
Deferred revenue and other non-current liabilities	2,106	3,028

Total liabilities	30,748	26,303
Redeemable convertible preferred stock, $.01 par value (authorized 5,000,000 shares of preferred stock; 0 and 500,000 shares issued and outstanding designated as redeemable convertible preferred stock; liquidation value, $0 and $15,735 at December 31, 2003 and June 30, 2003, respectively)	—	15,335
Stockholders’ equity:
Common stock, $.01 par value (authorized 45,000,000 shares; 10,548,465 and 10,412,562 shares issued and outstanding as of December 31, 2003 and June 30, 2003, respectively)	105	104
Additional paid-in capital	74,933	79,864
Warrants to purchase common stock	2,165	2,165
Accumulated other comprehensive income (loss)	609	(1,598)
Retained earnings (deficit)	1,918	(21)

Total stockholders’ equity	79,730	80,514

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$110,478	$122,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

LeCROY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

	(In thousands, except per share data)
Revenues:
Digital oscilloscopes and related products	$27,019	$24,382	$51,624	$46,855
Service and other	2,752	2,255	5,566	4,773

Total revenues	29,771	26,637	57,190	51,628
Cost of sales (see Note 4)	12,807	15,007	24,654	27,397

Gross profit	16,964	11,630	32,536	24,231
Operating expenses:
Selling, general and administrative (see Note 4)	10,219	9,363	20,092	20,053
Research and development (see Note 4)	3,781	4,358	7,465	8,870

Total operating expenses	14,000	13,721	27,557	28,923
Operating income (loss)	2,964	(2,091)	4,979	(4,692)
Other income (expense), net	80	(47)	(242)	(151)

Income (loss) before income taxes	3,044	(2,138)	4,737	(4,843)
Provision for (benefit from) income taxes	1,126	(791)	1,752	(1,792)

Net income (loss)	1,918	(1,347)	2,985	(3,051)
Charges related to convertible preferred stock	—	517	—	1,032
Redemption of convertible preferred stock	—	—	7,665	—

Income (loss) applicable to common stockholders	$1,918	$(1,864)	$(4,680)	$(4,083)

Income (loss) per common share applicable to common stockholders:
Basic	$0.18	$(0.18)	$(0.45)	$(0.40)
Diluted	$0.18	$(0.18)	$(0.45)	$(0.40)
Weighted average number of common shares:
Basic	10,498	10,340	10,456	10,332
Diluted	10,829	10,340	10,456	10,332

The accompanying notes are an integral part of these condensed consolidated financial statements.

LeCROY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	December 31,

	2003	2002

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,985	$(3,051)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,133	3,464
Deferred income taxes	1,280	(1,871)
Recognition of deferred license revenue	(648)	(648)
Impairment of intangible assets	—	2,030
Loss on disposal of property and equipment	63	—
Change in operating assets and liabilities:
Accounts receivable	2,901	3,327
Inventories	2,502	4,556
Other current and non-current assets	(1,819)	398
Accounts payable, accrued expenses and other liabilities	113	(4,744)

Net cash provided by operating activities	10,510	3,461

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,727)	(1,482)
Purchase of intangible assets	(150)	(1,010)

Net cash used in investing activities	(1,877)	(2,492)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of borrowings	(5,047)	(45)
Borrowings under line of credit	10,000	—
Redemption of convertible preferred stock	(23,000)	—
Proceeds from employee stock purchase and option plans	1,509	245
Repayment of seller-financed acquisition of intangible assets	(250)	—

Net cash (used in) provided by in financing activities	(16,788)	200

Effect of exchange rate changes on cash	395	(618)

Net (decrease) increase in cash and cash equivalents	(7,760)	551
Cash and cash equivalents at beginning of the period	30,851	27,322

Cash and cash equivalents at end of the period	$23,091	$27,873

Supplemental Cash Flow Disclosure
Cash paid during the period for:
Interest	$64	$55
Income taxes	110	217

The accompanying notes are an integral part of these condensed consolidated financial statements.

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.     Basis of Presentation

      The accompanying interim condensed consolidated financial statements include all the accounts of LeCroy Corporation (the “Company” or “LeCroy”) and its wholly-owned subsidiaries. These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003. The condensed consolidated balance sheet as of June 30, 2003 has been derived from these audited consolidated financial statements. Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation. All material inter-company transactions and balances have been eliminated.

      The Company’s condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the revenues and expenses reported during the period. Examples include the allowance for doubtful accounts, allowance for excess and obsolete inventory, intangible asset valuation, determining if and when impairments have occurred, and the assessment of the valuation of deferred income taxes and income tax reserves. These estimates and assumptions are based on management’s judgment and available information and, consequently, actual results could differ from these estimates.

      These unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, that are, in the opinion of management, necessary for a fair presentation of the financial position and the results of operations for the interim periods. Interim period operating results may not be indicative of the operating results for a full year. The operations of the U.S. parent company, LeCroy Corporation, have a period ending on the Saturday closest to December 31 (December 27, 2003 and December 28, 2002). Each of these fiscal periods represented a 13-week period. The condensed consolidated financial statement period-end references are stated as December 31.

2.     Stock Plans and Awards

      The Company accounts for stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations. No stock-based employee and director compensation cost for the stock option plans is reflected in the Company’s Condensed Consolidated Statements of Operations, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation cost for restricted stock is recorded based on the market value on the date of grant. The fair value of restricted stock is charged to Stockholders’ Equity and amortized to expense over the requisite vesting periods.

      The following table illustrates the effect on net income (loss) and income (loss) per common share applicable to common stockholders as if the Company had applied the fair value recognition provisions for stock-based employee compensation of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Three Months Ended		Six Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(In thousands)
Net income (loss), as reported	$1,918	$(1,347)	$2,985	$(3,051)
Add: stock-based compensation expense included in reported net income (loss), net of income taxes	4	6	9	11
Deduct: stock-based compensation expense determined under fair value based method for all awards, net of income taxes	(1,166)	(945)	(1,858)	(1,792)

Pro forma net income (loss)	756	(2,286)	1,136	(4,832)
Charges related to convertible preferred stock	—	517	7,665	1,032

Pro forma net income (loss) applicable to common stockholders	$756	$(2,803)	$(6,529)	$(5,864)

Income (loss) per common share applicable to common stockholders:
Basic, as reported	$0.18	$(0.18)	$(0.45)	$(0.40)
Diluted, as reported	$0.18	$(0.18)	$(0.45)	$(0.40)
Basic, pro forma	$0.07	$(0.27)	$(0.62)	$(0.57)
Diluted, pro forma	$0.07	$(0.27)	$(0.62)	$(0.57)

3.     Revenue Recognition

      In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”), “Revenue Recognition in Financial Statements,” which summarizes certain of the SEC Staff’s views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. Under SAB 101, which the Company adopted in fiscal 2001, certain previously recognized license fee revenue was deferred and recognized in future periods over the terms of the agreements. The adoption of SAB 101 was recorded as of the beginning of fiscal 2001 and resulted in a non-cash charge for the cumulative effect of an accounting change of $4.4 million, net of a tax benefit of $2.7 million. The deferred revenue is being amortized into revenue over 5.5 years, the remaining terms of the license agreements. The Company recognized pre-tax deferred license fee revenue of $0.3 million and $0.6 million during the three and six months ended December 31, 2003 and 2002, respectively. Such license fees were included in Service and other revenue in the Condensed Consolidated Statements of Operations. As of December 31, 2003, the remaining balance of pre-tax deferred license fee revenue was $2.6 million, $1.3 million of which was included in Accrued expenses and other liabilities and the remaining $1.3 million of which was included in Deferred revenue and other non-current liabilities on the Condensed Consolidated Balance Sheet.

      The Company recognizes software license revenue in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position 98-9, “Modifications of SOP 97-2 with Respect to Certain Transactions” (“SOP 98-9”). Revenues from perpetual software license agreements are recognized upon shipment of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on the relative fair values of the elements. The determination of fair value of each element in multiple element-arrangements is based on vendor specific objective evidence (“VSOE”). The Company analyzes all of the elements and determines

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

if there is sufficient VSOE to allocate revenue to maintenance included in multiple element-arrangements. Accordingly, assuming all other revenue recognition criteria are met, revenue is recognized upon delivery using the residual method in accordance with SOP 98-9, where the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. The revenue allocated to licenses generally is recognized upon delivery of the products. The revenue allocated to maintenance is generally recognized ratably over the term of the support agreement. The Company did not recognize any software license revenue during the three and six months ended December 31, 2003 and 2002, respectively.

4.     Restructuring

      During the fourth quarter of fiscal 2003, the Company adopted a plan to consolidate its probe development activities into its Chestnut Ridge, New York facility. In connection with this plan, the Company closed its Beaverton, Oregon facility and recorded lease termination costs of $0.3 million and a charge for severance of $0.6 million ($0.1 million of which was recorded in Cost of sales, $0.6 million was recorded in Selling, general and administrative expense and $0.2 million was recorded in Research and development expense). As of December 31, 2003, $0.7 million of the total $0.9 million has been paid and $0.2 million remains in Accrued expenses and other liabilities in the Condensed Consolidated Balance Sheet. Lease termination costs under this plan will be paid by the end of the third quarter of fiscal 2006 and severance will be paid by the end of the fourth quarter of fiscal 2004.

      During the second quarter of fiscal 2003, the Company recorded a $2.1 million charge for the impairment of technology, manufacturing and distribution rights and a $0.2 million charge for a related future royalty payment, both of which are recorded in Cost of sales. The impairment resulted from the Company’s strategic decision to exit certain older product lines and to make significant changes to its manufacturing strategy to further improve operating efficiency.

      During the first quarter of fiscal 2003, the Company adopted a plan to scale down fixed infrastructure due to the difficult economic environment and to implement new management operating systems designed to improve processes in sales, order management, customer relationship management and financial performance management. In connection with the adoption of this plan, the Company recorded a charge for severance and other related expenses in the first quarter of fiscal 2003 of $2.7 million ($0.1 million of which was recorded in Cost of sales, $2.1 million was recorded in Selling, general and administrative expense and $0.5 million was recorded in Research and development expense in the Condensed Consolidated Statement of Operations). As of December 31, 2003, $2.2 million of the total $2.7 million has been paid and $0.5 million remains in Accrued expenses and other liabilities in the Condensed Consolidated Balance Sheet. Severance and other related amounts under this plan will be paid by the end of first quarter of fiscal 2005.

      The Company took steps during fiscal 2002 to reduce its expenses in response to the continued weakness in the technology sector of the economy. In connection with these workforce reductions, the Company recorded a $4.2 million charge ($1.0 million recorded in Cost of sales, $3.0 million in Selling, general and administrative expense and $0.2 million in Research and development expense) for severance and related expenses, including costs associated with the succession of the Company’s Chief Executive Officer during the second quarter of fiscal 2002. Of the $4.2 million total charge, $4.0 million was initially credited to Accrued expenses and other liabilities and $0.2 million, representing a non-cash expense for the amendment of employee stock options, was credited to Additional paid-in capital. Cumulative through December 31, 2003, $3.9 million of the total $4.0 million has been paid and $0.1 million of unused restructuring reserve was credited to Selling, general and administrative expense in the fourth quarter of fiscal 2003. As of December 31, 2003, the 2002 restructuring plan was completed.

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

5.     Derivatives

      The Company enters into foreign exchange forward contracts to minimize the risks associated with foreign currency fluctuations on assets or liabilities denominated in other than the functional currency of the Company or its subsidiaries. These foreign exchange forward contracts, which are not accounted for as hedges, are recorded on the Condensed Consolidated Balance Sheet at fair value. The changes in fair value of these contracts are highly inversely correlated to changes in the value of certain of the Company’s foreign denominated assets and liabilities. The net gains or (losses) resulting from changes in the fair value of these derivatives and on transactions denominated in other than their functional currencies were $0.1 million for the three and six months ended December 31, 2003 and ($0.2) and ($0.4) million for the three and six months ended December 31, 2002, respectively, and are included in Other income (expense), net in the Condensed Consolidated Statements of Operations. At December 31, 2003 and June 30, 2003, the notional amounts of the Company’s open foreign exchange forward contracts, all with maturities of less than six months, were approximately $7.4 million and $6.7 million, respectively.

6.     Comprehensive Income (Loss)

      The following table presents the components of comprehensive income (loss):

	Three Months Ended		Six Months Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(In thousands)
Net income (loss)	$1,918	$(1,347)	$2,985	$(3,051)
Cumulative unrealized foreign currency translation gains	1,738	1,194	2,207	913

Comprehensive income (loss)	$3,656	$(153)	$5,192	$(2,138)

7.     Accounts Receivable, net

      The Company has agreements with two of its customers, who are also vendors that provide the Company with the legal right to offset outstanding accounts receivable balances against outstanding accounts payable balances. At December 31, 2003 and 2002, the Company netted approximately $1.5 million and $2.5 million, respectively, of accounts receivable against accounts payable on the Condensed Consolidated Balance Sheets related to these agreements.

8.     Inventories, net

      Inventories, including demonstration units in finished goods, are stated at the lower of cost (first-in, first-out method) or market. Inventories consist of the following:

	December 31,	June 30,
	2003	2003

	(In thousands)
Raw materials	$6,722	$6,372
Work in process	5,087	5,696
Finished goods	11,289	12,652

	$23,098	$24,720

      The value of demonstration units included in finished goods was $8.5 million and $9.1 million at December 31, 2003 and June 30, 2003, respectively.

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

9.     Other Current Assets

      Other current assets consist of the following:

	December 31,	June 30,
	2003	2003

	(In thousands)
Deferred tax assets, net	$8,000	$7,200
Other receivables	566	560
Other	4,122	2,252

	$12,688	$10,012

10.     Property and Equipment, net

      Property and equipment consist of the following:

	December 31,	June 30,
	2003	2003

	(In thousands)
Land and building	$13,677	$13,288
Furniture, machinery and equipment	35,721	34,427
Computer software	6,190	6,190

	55,588	53,905
Less: Accumulated depreciation and amortization	(36,201)	(33,884)

	$19,387	$20,021

      Depreciation and amortization expense was $1.3 and $1.2 million for the three month periods ended December 31, 2003 and 2002, respectively. Depreciation and amortization expense for the six month periods ended December 31, 2003 and 2002 was $2.5 million and $2.3 million, respectively.

11.     Other Assets

      Other assets consist of the following:

	December 31,	June 30,
	2003	2003

	(In thousands)
Intangibles, net	$4,761	$5,232
Deferred tax assets, net	5,854	7,934
Goodwill	1,874	1,874
Other	1,204	985

	$13,693	$16,025

      Under SFAS No. 142 “Goodwill and Other Intangible Assets,” goodwill is not amortized but reviewed for impairment annually or more frequently if certain indicators arise. The Company completed the annual impairment test required under SFAS No. 142 during the fourth quarter of fiscal 2003 and 2002 and determined that there was no impairment to its recorded goodwill balances.

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      The following table reflects the gross carrying amount and accumulated amortization of the Company’s goodwill and intangible assets included in Other assets on the Condensed Consolidated Balance Sheets as of the dates indicated:

	Weighted	December 31,	June 30,
	Average Lives	2003	2003

	(In thousands)
Intangible assets:
Amortizable intangible assets:
Technology, manufacturing and distribution rights	4.6 years	$7,160	$7,010
Patents and other intangible assets	4.4 years	661	661
Effect of currency translation on intangible assets		149	105
Accumulated amortization		(3,209)	(2,544)

Net carrying amount		$4,761	$5,232

Non-Amortizable intangible assets:
Goodwill		$1,874	$1,874

      Amortization expense for those intangible assets with finite lives was $0.3 million and $0.4 million for the three months ended December 31, 2003 and 2002, respectively, and $0.7 million and $1.1 million for the six months ended December 31, 2003 and 2002, respectively. The cost of technology, manufacturing and distribution rights acquired is amortized primarily on the basis of the higher of units shipped over the contract periods through June 2008 or on a straight-line basis. Patents and other intangible assets are amortized on a straight-line basis. Management estimates intangible assets amortization expense on a straight-line basis in fiscal 2004 through 2008 will approximate $1.3 million, $2.0 million, $0.7 million, $0.7 million and $0.6 million, respectively.

12.     Accrued Expenses and Other Liabilities

      Accrued expenses and other liabilities consist of the following:

	December 31,	June 30,
	2003	2003

	(In thousands)
Compensation and benefits	$3,607	$4,489
Income taxes	2,758	2,595
Deferred license fee revenue, current portion	1,296	1,296
Warranty	1,243	1,235
Retained liabilities from discontinued operations	308	456
Other	3,628	2,267

	$12,840	$12,338

13.     Warranties and Guarantees

      The Company provides a warranty on its products, typically extending three years after delivery and accounted for in accordance with SFAS No. 5, “Accounting for Contingencies.” Estimated future warranty obligations related to products are provided by charges to operations in the period that the related revenue is recognized. These estimates are derived from historical data of product reliability. The expected failure rate is arrived at in terms of units, which are then converted into labor hours to which an average

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

fully burdened cost per hour is applied to derive the amount of accrued warranty required. On a quarterly basis, the Company studies trends of warranty claims and performance of specific products and adjusts its warranty obligation through charges or credits to operations.

      The following table is a reconciliation of the changes in the Company’s aggregate product warranty liability during the three and six months ended December 31, 2003 and 2002.

	Three Months		Six Months
	Ended		Ended
	December 31,		December 31,

	2003	2002	2003	2002

		(In thousands)
Balance at beginning of period	$1,241	$1,237	$1,235	$1,247
Accruals for warranties issued during the period	365	316	638	618
Warranty costs incurred during the period	(363)	(318)	(630)	(630)

Balance at end of period	$1,243	$1,235	$1,243	$1,235

      In connection with an agreement to license the Company’s MAUI Instrument Operating System technology entered into by the Company during the third quarter of fiscal 2003, the Company agreed to indemnify the licensee against losses arising from any third party claim against the licensee to the extent such claim arose directly out of the infringement of a U.S. or Japanese patent by any LeCroy software components delivered under the license agreement. As of December 31, 2003, there have been no claims under such indemnification provisions.

      As is customary in the test and measurement industry, and as provided for by local law in the U.S. and other jurisdictions, the Company’s standard terms of sale provide remedies to customers, such as defense, settlement, or payment of a judgment for intellectual property claims related to the use of the Company’s products. Such indemnification provisions are accounted for in accordance with SFAS No. 5, “Accounting for Contingencies.” To date, there have been no claims under such indemnification provisions.

14.     Debt

      On November 13, 2003, the Company amended its existing credit agreement with The Bank of New York. The amended agreement provides the Company with a $25.0 million revolving line of credit expiring on November 30, 2006, which can be used to provide funds for general corporate purposes and acquisitions. Borrowings under this line bear interest at prime plus a margin not to exceed 1.00%, or at the London Interbank Offering Rate (“LIBOR”) plus a margin of between 1.25% and 2.25%, depending on the Company’s Leverage Ratio, as defined in the credit agreement. A commitment fee of .375% per annum is payable on any unused amount under the line. This revolving line of credit is secured by a lien on substantially all of the domestic assets of the Company. As of December 31, 2003, the Company had $5.0 million outstanding under this line of credit and has met its financial covenant requirements, including interest coverage ratio, minimum total net worth, minimum total tangible net worth and liquidity ratio covenants.

15.     Redeemable Convertible Preferred Stock

      On September 27, 2003, the Company repurchased from the holders of its Series A Redeemable Convertible Preferred Stock (the “Preferred Stock”) all 500,000 issued and outstanding shares of the Preferred Stock for $23.0 million in cash. The shares of Preferred Stock were entitled to a 12% cumulative dividend on the original purchase price of $10.0 million, with redemption rights beginning on June 30, 2004 at the sole discretion of the holders of such shares. At June 30, 2004, the redemption value of the Preferred Stock would have been approximately $17.6 million.

LeCROY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      In connection with the repurchase of Preferred Stock, the Company recorded a charge of approximately $7.7 million to stockholders’ equity representing the premium paid to the holders of its Preferred Stock ($1.0 million charged to Retained earnings and $6.7 million charged to Additional paid-in capital) and recognized transaction costs of $0.4 million included in Other income (expense), net in the Condensed Consolidated Statements of Operations for the six months ended December 31, 2003. In accordance with the Security and Exchange Commission’s position published in an Emerging Issues Task Force (“EITF”) Topic No. D-42 relating to induced conversions of preferred stock, the Company recorded the $7.7 million premium paid to purchase the Preferred Stock as a charge to arrive at loss applicable to common stockholders for the six months ended December 31, 2003.

16.     Commitments and Contingencies

      On August 5, 2003, LeCroy filed a complaint in the United States District Court for the District of Oregon claiming that Tektronix, Inc. (“Tektronix”) infringed on four of LeCroy’s patents. On April 28, 2003, Tektronix had filed a complaint against LeCroy in the United States District Court for the District of Oregon claiming that LeCroy infringed on eight of its U.S. patents. Four of these patents concern software user interface features for oscilloscopes, two concern circuitry, and two concern probes. LeCroy denies that it has infringed, or is infringing, any of these patents, and contends that the patents are invalid. The Company believes it has meritorious defenses and it intends to defend vigorously this action.

      On January 15, 2003, LeCroy was sued by Sicom Systems (“Sicom”) in the United States District Court for the District of Delaware for patent infringement of United States patent number 5,333,147 (the “147 patent”) entitled “Automatic Monitoring of Digital Communication Channel Conditions Using Eye Patterns.” Tektronix and Agilent Technologies, Inc. (“Agilent”) are co-defendants in this litigation. LeCroy answered the complaint denying infringement and asserted a counterclaim alleging the invalidity of the 147 patent and that Sicom had abused the judicial process by bringing a baseless patent infringement claim. On July 16, 2003, LeCroy filed a Motion to Dismiss Sicom’s case, contending that Sicom did not have standing to bring the litigation. On November 20, 2003, the Court granted LeCroy’s Motion to Dismiss. On December 18, 2003, Sicom filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit. On December 30, 2003, Sicom filed a new patent infringement lawsuit against LeCroy in the United States District Court for the District of Delaware. Tektronix and Agilent are also co-defendants in this new litigation. The complaint in this new case is essentially the same as the complaint filed by Sicom on January 15, 2003, except that Sicom now states that it entered into an amendment to its license agreement with the Canadian government on December 19, 2003, and that Sicom now has the exclusive right to bring suit for infringement of the 147 patent in the United States. On January 5, 2004, Sicom filed a Notice and Order of Dismissal of Appeal of its appeal to the State Court of Appeals for the Federal Circuit and the Order was entered on the following day. LeCroy denies that it has infringed, or is infringing, the 147 patent, and contends that the patent is invalid. LeCroy believes that Sicom, as a licensee, may continue to lack standing to bring a lawsuit, and that issue is being further explored. LeCroy intends to vigorously defend itself in this litigation.

      The Company is involved in lawsuits, claims, investigations and proceedings, including patent and environmental matters, that arise in the ordinary course of business. Management believes the resolution of these matters pending, including those described above, will not have a material adverse effect on the Company’s business, consolidated financial condition, results of operations or cash flows.

1,500,000 Shares

Common Stock

PROSPECTUS

SG Cowen

Needham & Company, Inc.

Thomas Weisel Partners LLC

April 7, 2004